IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION



07076153

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Cape Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001411303
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-146178
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))



RECEIVED
SEP 2 0 2007
PROCESSING
WASH. D.C.
190
SECTION

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Cape May Court House, State of New Jersey on September 20, 2007.

CAPE BANCORP, INC.

By: 

Herbert L. Hornsby, Jr.
President and Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

3040

September 7, 2007

Steven Lanter
Luse Gorman Pomerenk & Schick, PC
5335 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015

Re: Cape Bancorp, Inc.
Incoming letter dated August 29, 2007

Dear Mr. Lanter:

This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been

[X] Granted [ ] Denied

for the statistical information only of Exhibit 99.3, Valuation Appraisal Report to Form S-1. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

Sincerely,

Cecile F Peters

Cecile Peters
Corporation Finance - IT
Division of Corporation Finance



RECEIVED
SEP 2 0 2007
PROCESSING
WASH. D.C.
190
SECTION

PRO FORMA VALUATION REPORT
CAPE BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
CAPE SAVINGS BANK

Cape May Court House, New Jersey

Dated as Of:
August 31, 2007

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209



RECEIVED
SEP 2 0 2007
PROCESSING
WASH., D.C.
190
SECTION

August 31, 2007

Board of Directors
Cape Savings Bank
Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, NJ 08210

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Cape Bancorp, Inc., Cape May Court House, New Jersey ("Cape Bancorp" or the "Company") in connection with the mutual-to-stock conversion of Cape Savings Bank ("Cape Savings" or the "Bank"). It is our understanding that Cape Bancorp will offer its stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Plans including Cape Savings' employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Voting Depositors, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering and/or a syndicated community offering of registered broker-dealers.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"). Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation ("FDIC") and the New Jersey Department of Banking and Insurance in the absence of separate written valuation guidelines.

Plan of Conversion

On July 26, 2007, the Board of Directors of Cape Savings unanimously adopted the plan of conversion from mutual to stock form of organization. Under the plan of conversion, Cape Savings will convert from mutual to stock form of organization and become a wholly owned subsidiary of Cape Bancorp, a newly formed Maryland corporation.

The conversion to stock holding company structure also includes the offering by Cape Bancorp of its common stock to qualifying depositors of Cape Savings in a subscription offering and, if necessary, to members of the general public and the shareholders of Boardwalk Bancorp, Inc. ("Boardwalk Bancorp") in a direct community offering and/or a syndicate of registered broker-dealers.

The plan of conversion provides for the establishment of The Cape Bank Charitable Foundation (the "Foundation"). The Foundation will be funded with up to $1,216,700 in cash and $8,516,900 in Cape Bancorp common stock. The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which Cape Savings operates and to enable those communities to share in Cape Savings' long-term growth. The Foundation will be dedicated completely to community activities and the promotion of charitable causes.

In connection with the conversion, Cape Bancorp will acquire Boardwalk Bancorp, and its wholly-owned subsidiary, Boardwalk Bank, both of which are headquartered in Linwood, New Jersey. On July 26, 2007 Cape Bancorp entered into a definitive agreement to acquire Boardwalk Bancorp. Pursuant to the definitive agreement, shareholders of Boardwalk Bancorp will be entitled to receive either $23.00 in cash or 2.3 shares of Cape Bancorp common stock (based on a $10.00 per share initial public offering price), or a combination thereof, in exchange for each share of Boardwalk Bancorp common stock. The exchange of Boardwalk Bancorp common stock will be subject to proration procedures set forth in the merger agreement, such that 50% of the consideration will be funded with Cape Bancorp common stock and 50% will be funded with cash. As of June 30, 2007, Boardwalk Bancorp had 4,295,151 shares of common stock issued and outstanding.

Pursuant to the merger agreement, Boardwalk Bancorp stock options outstanding shall be canceled in exchange for a cash payment in an amount equal to the product of (i) the number of shares of Boardwalk Bancorp common stock subject to such option, and (ii) the amount by which the $23.00 per share cash consideration exceeds the exercise price per share of such option, net of any cash which must be held under federal and state income and employment tax requirements. The total merger consideration is valued at approximately $100.1 million.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, Cape Savings, Boardwalk Bancorp and the other parties engaged by the Bank or the Company to assist in the stock conversion process. RP Financial has not provided merger advisory services to the

Company, the Bank, Boardwalk Bancorp and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Cape Bancorp and Cape Savings, including the prospectus as filed with the OTS, the New Jersey Department of Banking and Insurance, the Federal Deposit Insurance Corporation and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Cape Savings that has included a review of audited financial information for the past five years through the year ended December 31, 2006 and a review of various unaudited information and internal financial reports through June 30, 2007. We have also conducted due diligence related discussions with Cape Savings' management; Crowe Chizek and Company LLC, Cape Bancorp's independent auditor; Luse Gorman Pomerenk & Schick, P.C., Cape Bancorp's conversion counsel; and Stifel, Nicolaus & Company, Incorporated, Cape Bancorp's marketing advisor in connection with the stock offering. We have also analyzed the pro forma financial impact of Cape Bancorp's pending acquisition of Boardwalk Bancorp, based on financial data set forth in the Company's prospectus, a review of Boardwalk Bancorp's audited financial information for the past five years through the fiscal year ended December 31, 2006, a review of various unaudited information and internal financial reports through June 30, 2007, and due diligence related discussions with Boardwalk Bancorp's management. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Cape Savings operates and have assessed Cape Savings' relative strengths and weaknesses. We have monitored the material federal regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Cape Bancorp and the industry as a whole to the extent we are aware of such matters. We have analyzed the potential effects of the stock conversion and the Boardwalk Bancorp acquisition on Cape Bancorp's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the overall conditions in Cape Bancorp's and Boardwalk Bancorp's market areas as set forth in demographic, economic and competitive information prepared by third party private and governmental sources. We have compared Cape Bancorp's financial performance and condition, incorporating the Boardwalk Bancorp acquisition and the conversion and reorganization, with selected publicly-traded thrifts with similar characteristics as Cape Bancorp on a pro forma basis, as well as all publicly-traded thrifts. We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial conversion offerings by thrifts.

The Appraisal is based on Cape Bancorp's representation that the information contained in the regulatory applications and prospectus, and additional information furnished to us by Cape Bancorp, Cape Savings, Boardwalk Bancorp and their respective independent auditors, legal counsels, investment bankers and other authorized agents, are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Cape Bancorp, Cape Savings and Boardwalk Bancorp, or their respective independent auditors, legal counsels, investment bankers and other authorized agents, nor did we independently value the assets or liabilities of Cape Bancorp, Cape Savings and Boardwalk Bancorp. Our valuation was also predicated on Cape Bancorp completing the acquisition of Boardwalk Bancorp in a manner consistent with the merger agreement and the pro forma financial information set forth in the prospectus. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Cape Bancorp, Boardwalk Bancorp and for all savings and banking institutions. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Cape Bancorp's value alone. It is our understanding that Cape Bancorp intends to remain an independent institution and there are no current plans for selling control of Cape Bancorp as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Cape Bancorp's common stock, immediately upon completion of the stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 31, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion – including the 4,939,424 merger shares issued to Boardwalk Bancorp's shareholders as part of the $100.1 million cash and stock acquisition of Boardwalk Bancorp and the 644,000 shares of common stock contributed to the Foundation – was $147,834,240 at the midpoint, equal to 14,783,424 shares at a per share value of $10.00.

Based on the foregoing valuation, the corresponding range of shares and market values based on a $10.00 per share price are as follows:

	Offering Shares	Merger Shares	Foundation Shares	Total Shares
Shares				
Supermaximum	12,167,000	4,939,424	851,690	17,958,114(1)
Maximum	10,580,000	4,939,424	740,600	16,260,024
Midpoint	9,200,000	4,939,424	644,000	14,783,424
Minimum	7,820,000	4,939,424	547,400	13,306,824
Market Value				
Supermaximum	$121,670,000	$49,394,240	$8,516,900	$179,581,140(1)
Maximum	$105,800,000	$49,394,240	$7,406,000	$162,600,240
Midpoint	$92,000,000	$49,394,240	$6,440,000	$147,834,240
Minimum	$78,200,000	$49,394,240	$5,474,000	$133,068,240

(1) Under certain circumstances, if the outstanding options to purchase shares of Boardwalk Bancorp are executed prior to closing, pursuant to the merger agreement, up to 5,423,094 shares could be issued in the merger. Combined with the offering shares and foundation shares at the supermaximum, the total shares resulting from the transaction could be increased to 18,441,784 shares and the pro forma market value would be $184,417,840. This increased number of shares and market value is not inconsistent with the valuation conclusion.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Company's common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Cape Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Cape Bancorp, Cape Savings and Boardwalk Bancorp as of June 30, 2007, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Cape Bancorp, Cape Savings and Boardwalk Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the common stock, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in he update at the date of the release of the update. The valuation will also be updated at the completion of Cape Bancorp's stock offering.

Respectfully submitted,
RP® FINANCIAL, LC.



William E. Pommerening
CEO and Managing Director



James J. Oren
Senior Vice President

TABLE OF CONTENTS
CAPE BANCORP, INC.
Cape May Court House, New Jersey

DESCRIPTION		***PAGE NUMBER***
CHAPTER ONE	**OVERVIEW AND FINANCIAL ANALYSIS**	

CHAPTER TWO **MARKET AREA**

TABLE OF CONTENTS
CAPE BANCORP, INC.
Cape May Court House, New Jersey

LIST OF TABLES
CAPE BANCORP, INC.
Cape May Court House, New Jersey

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Cape Savings is a New Jersey-chartered mutual savings bank organized in 1923, operating from a network of 13 office locations in southeastern New Jersey. The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). As of June 30, 2007, the Bank had total assets of $615.2 million, total deposits of $472.3 million and total equity of $71.1 million, equal to 11.55% of total assets. A map of Cape Savings' office locations is presented in Exhibit I-1.

Plan of Conversion

On July 26, 2007, the Board of Directors of Cape Savings unanimously adopted a plan of conversion. Under the plan of conversion, Cape Savings will convert from mutual to stock form, and become the wholly-owned subsidiary of Cape Bancorp, a newly formed Maryland savings and loan holding company. For purposes of this document, references to Cape Bancorp will include either Cape Savings or Cape Bancorp. In connection with the conversion (and stock offering), a charitable foundation will be established, known as The CapeBank Charitable Foundation. The Foundation will be funded with cash and stock contributions equal to 1% and 7% of the shares sold in the offering, respectively. The purpose of the Foundation is to continue Cape Savings' long-standing commitment to the local communities served. In this regard, the Foundation will make grants and donations to non-profit and community groups and projects in the Bank's market area. Through stock ownership, the Foundation can participate in the long-term growth of the Company through dividends and potential price appreciation.

Acquisition of Boardwalk Bancorp, Inc.

On July 26, 2007 Cape Bancorp entered into a definitive agreement to acquire Boardwalk Bancorp, headquartered in Linwood, New Jersey. Boardwalk Bancorp is the holding company of Boardwalk Bank, which is also based in Linwood, New Jersey. Pursuant to the definitive agreement, shareholders of Boardwalk Bancorp will be entitled to receive either $23.00 in cash or 2.3 shares of Cape Bancorp common stock (based on a $10.00 per share initial public offering price), or a combination thereof, subject to proration procedures set forth in the merger agreement such that 50% of the consideration will be funded with Cape Bancorp common stock and 50% will be funded with cash. Based on Boardwalk Bancorp's consolidated balance sheet at June 30, 2007 and estimated purchase accounting adjustments, total intangible assets resulting from the acquisition have been estimated to equal $56.2 million.

Pursuant to the merger agreement, Boardwalk Bancorp stock options outstanding shall be canceled in exchange for a cash payment in an amount equal to the product of (i) the number of shares of Boardwalk Bancorp common stock subject to such option, and (ii) the amount by which the $23.00 per share cash consideration exceeds the exercise price per share of such option, net of any cash which must be held under federal and state income and employment tax requirements. The total merger consideration is valued at approximately $100.1 million.

Boardwalk Bancorp, Inc.

Boardwalk Bancorp owns 100% of the issued and outstanding common stock of Boardwalk Bank, which is the wholly-owned subsidiary and primary asset of Boardwalk Bancorp. Boardwalk Bancorp is a publicly-traded company whose stock is quoted on the NASDAQ exchange under the ticker symbol "BORD". To date, Boardwalk Bancorp has not engaged in any material operations other than to hold all of the issued and outstanding stock of Boardwalk Bank, the investment of funds held at the holding company level, and the payment of cash dividends to shareholders. As of June 30, 2007, Boardwalk Bancorp reported consolidated assets of $454.0 million, net loans receivable of $296.9 million, deposits of $318.9 million, borrowings of $83.6 million and stockholders' equity of $50.4 million, equal to 11.1% of total assets. Boardwalk Bancorp reported earnings for the twelve months ended June 30, 2007 of $1.6 million or approximately 0.35% of average assets. Pursuant to the merger agreement, Boardwalk Bancorp will be merged into Cape Bancorp and Cape Bancorp will be the surviving corporation.

Boardwalk Bank

Boardwalk Bank serves Atlantic, Cape May and Cumberland Counties in southeastern New Jersey through a network of seven office locations. Boardwalk Bank is subject to regulation, examination and supervision by the New Jersey Department of Banking and Insurance and the FDIC. Operating since inception as a community-based commercial bank, Boardwalk Bank has focused its lending operations on commercial real estate (non-residential) loans and construction loans. Pursuant to the merger agreement, Boardwalk Bank will be merged into Cape Savings. It is expected that the merged bank will operate under the name of "Cape Bank".

Strategic Overview

Cape Bancorp is a community-oriented financial institution, which emphasizes the offering of traditional financial services to individuals and businesses within the markets served by the branch offices and nearby surrounding markets. Cape Savings' range of products include commercial real estate loans, commercial business loans, residential first mortgage loans, residential and commercial construction loans, home equity loans and other consumer loans, along with personal and business checking and other insured savings deposits.

The Bank's market niche is serving as a community-oriented financial institution that meets the financial services needs of residents and businesses in the market area served. Commercial real estate loans will be emphasized as the primary sources of future loan growth. Deposit growth and additional borrowings are expected to fund most of the projected asset growth, in which growth of lower costing transaction accounts will be emphasized.

Through the acquisition of Boardwalk Bancorp, Cape Savings will expand its market presence in the southeastern New Jersey area, in particular in Atlantic and Cumberland Counties. The acquisition will result in a larger, more diversified community bank and a larger customer base to cross-sell products and services, as well as opportunities to develop new banking relationships that can be realized from maintaining a larger geographic market presence. Areas of strategic emphasis for the Bank following the conversion are expected to consist of: (1) to increase the number of households served by the core business lines through active cross-selling initiatives and effective marketing promotions; (2) expand commercial real estate and commercial business products and services in all markets that will be served by the combined entity; and (3) emphasize growth of fee-based products with particular emphasis on the sale of non-deposit products and expanding the products and services offered by Cape Bank. A map of the Company's branch network following the acquisition of Boardwalk Bancorp is set forth in Exhibit I-1.

Reasons for the Acquisition of Boardwalk Bancorp

The acquisition of Boardwalk Bancorp is expected to be beneficial to Cape Bancorp's operations in a number of ways. Most notably, the acquisition will serve to expand and strengthen the Company's market presence in the southeastern New Jersey area. Other reasons for the merger are set forth below.

- The expanded branch network will enhance customer convenience, thereby increasing opportunities for growth at all of the Bank's branches.
- The combined entity will have a larger customer base for purposes of cross-selling product and services.
- The branch office network of Boardwalk Bancorp expected to result in a greater access to commercial customers in Atlantic and Cumberland Counties, NJ.
- The larger asset size, geographic presence and market capitalization that will result from the acquisition will better position the Company to pursue other strategic acquisitions.
- Certain operating synergies and cost reductions, net of certain consolidation costs, are anticipated as a result of the merger, including:
    - -- Reduction in personnel expenses through consolidation of certain management and administrative positions;
    - -- Reduction of certain professional services, such as legal, audit and tax and consulting;
    - -- Spreading securities, shareholder reporting and regulatory reporting and examination expenses over a larger base; and,
    - -- The potential for consolidation of one or more branch offices.

Immediately following the conversion transaction and acquisition of Boardwalk Bancorp, the composition of the Company's board of directors and executive management team will change. Three members of Boardwalk Bancorp's board of directors will be appointed to the boards of directors of Cape Bancorp and Cape Savings. With regard to executive management, Boardwalk Bancorp's current chief lending officer will become the chief lending officer of the combined institution. In addition, the current CEO/President of Boardwalk Bancorp will become the Chief Operating Officer of the combined institution. It is anticipated that most of the other members of the Company's and the Bank's executive and senior management will continue in their current roles following the acquisition.

Reasons for Conversion and Use of Proceeds

A key component of the Company's business plan is to complete a conversion offering. The conversion will support growth of market share and competitive position, most notably through the acquisition of Boardwalk Bancorp. A portion of the conversion proceeds will be utilized to fund the cash consideration to be paid for the acquisition. Additionally, the conversion and increased capital resources that will result from the sale and issuance of common stock will support: (1) expansion of lending and deposit gathering activities with broader distribution outlets; (2) expansion and diversification of operations through the potential for acquisitions of other financial institutions or de novo branching as opportunities arise; (3) enhancement of existing products and services and development of new products and services; (4) improvement of competitive position in the marketplace; and (5) enhancement of earnings through higher earnings and more flexible capital management strategies. The projected use of proceeds at the proposed midpoint of the valuation range is highlighted below.

- o The Company. The Company is expected to retain: (1) $6.6 million of cash proceeds; (2) sufficient funds to fund the ESOP loan, equal to 8% of the total market value of shares issued in the reorganization and merger, including the shares contributed to the Foundation; (2) sufficient funds to fund the cash portion of the Foundation; and (4) sufficient cash proceeds to be used to fund the cash portion of the consideration to be paid for the acquisition of Boardwalk Bancorp. The approximate cash cost to be paid for the acquisition is $57.6 million, which includes $6.9 million of merger related transaction expenses and one time restructuring charges.

- o The Bank. The remaining net cash proceeds of the offering will be infused into the Bank, which will initially become part of general funds, the substantial portion of which will be deployed into loans and investments. The Bank will make the required cash contribution to the Foundation, in an amount equal to $920,000 assuming the offering closes at the midpoint of the range. Under the terms of the merger agreement, Boardwalk Bank will be merged into Cape Savings.

Balance Sheet Trends

Table 1.1 shows the Bank's historical balance sheet data for the past five years and at June 30, 2007, as well as Boardwalk Bancorp's balance sheet and the Bank's combined pro forma balance sheet at June 30, 2007. The Bank's audited financial statements are included by reference as Exhibit I-2. The pro forma combined balance sheet gives effect to the acquisition of Boardwalk Bancorp, including merger accounting entries before incorporating the capital to be raised in the stock offering. Merger adjustments are consistent with the prospectus disclosure based on financial information and shares outstanding as of June 30, 2007. The following paragraphs describe the historical balance sheet trends for Cape Savings on a pre-acquisition basis. The pro forma balance sheet impact of the acquisition of Boardwalk Bancorp will be discussed at the end of this section.

From year end 2002 through June 30, 2007, Cape Savings' assets increased at an annual rate of 6.7%. General trends in the Bank's interest-earning asset composition reflect that the loans receivable balance has trended higher as a percent of assets. Overall, loans receivable increased from 70.0% of assets at year end 2002 to 73.1% of assets at June 30, 2007. Asset growth has been primarily funded by deposit growth, although borrowings increased at a faster rate than deposits over the four and one-half year period covered in Table 1.1. Accordingly, deposits decreased from 81.5% of assets at year end 2002 to 76.8% of assets at June 30, 2007, while over the same time period borrowings increased from 6.6% of assets to 10.6% of assets. A summary of Cape Savings' key operating ratios for the past five and one-half years is presented in Exhibit I-3.

Trends in the Bank's loan portfolio composition reflect that commercial mortgage loans account for the largest segment of loans outstanding, and that the relative concentration of this loan type has increased in recent years while the concentration of residential mortgage loans comprising total loans has declined. At year end 2002 1-4 family residential first mortgage loans comprised 50.9% of total loans, versus 38.8% of total loans at June 30, 2007. Comparatively, over the same time period, commercial mortgage loans increased from 34.1% of total loans to 43.5% of total loans. Representing a second area of lending emphasis, construction loans increased from 3.4% of total loans to 7.4% of total loans over the same time period. The construction loan portfolio includes a balance of commercial construction loans, an area of

Table 1.1
Cape Savings Bank
Historical Balance Sheets

	As of December 31,										As of June 30,		Boardwalk Bancorp, Inc. As of June 30,		Cape Savings Bank +Boardwalk Bancorp		Pro Forma Combined Including Merger Entries Cape Savings Bank		Cape SB 12/31/02-6/30/07 Annualized Growth Rate
	2002		2003		2004		2005		2006		2007		2007		As of 6/30/07		As of 6/30/07		
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)
Total Amount of:																			
Assets	$460,517	100.00%	$495,640	100.00%	$532,584	100.00%	$574,524	100.00%	$609,764	100.00%	$615,186	100.00%	$454,045	100.00%	$1,069,231	100.00%	$1,065,656	100.00%	6.65%
Loans Receivable (net)	322,323	69.99%	343,420	69.29%	362,824	68.13%	410,032	71.37%	447,144	73.33%	449,702	73.10%	296,910	65.39%	746,612	69.83%	743,092	69.73%	7.68%
Mortgage-Backed Securities	21,729	4.72%	35,787	7.22%	44,617	8.38%	34,099	5.94%	53,016	8.69%	54,425	8.85%	10,019	2.21%	64,444	6.03%	64,444	6.05%	22.63%
Cash and Equivalents	22,928	4.98%	19,732	3.98%	19,676	3.69%	30,163	5.25%	21,092	3.46%	23,731	3.86%	18,767	4.13%	42,498	3.97%	42,498	3.99%	0.77%
Investment Securities	63,727	13.84%	66,008	13.32%	72,340	13.58%	65,974	11.48%	53,466	8.77%	49,697	8.08%	96,356	21.22%	146,053	13.66%	88,433	8.30%	-5.38%
Fixed Assets	13,571	2.95%	13,530	2.73%	14,128	2.65%	14,079	2.45%	13,650	2.24%	15,753	2.56%	15,967	3.52%	31,720	2.97%	33,880	3.18%	3.37%
Bank-Owned Life Insurance	12,219	2.65%	12,802	2.58%	13,216	2.48%	13,998	2.44%	14,503	2.38%	15,120	2.46%	9,793	2.16%	24,913	2.33%	24,913	2.34%	4.85%
Goodwill/Other Intangibles	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	56,169	5.27%	NM
Other Assets	4,019	0.87%	4,362	0.88%	5,782	1.09%	6,179	1.08%	6,892	1.13%	6,758	1.10%	6,233	1.37%	12,991	1.21%	12,227	1.15%	12.24%
Deposits	375,175	81.47%	388,033	78.29%	420,218	78.90%	432,385	75.26%	435,829	71.48%	472,331	76.78%	318,927	70.24%	791,258	74.00%	791,722	74.29%	5.25%
FHLB Advances/Note Payable	30,373	6.60%	47,944	9.67%	48,497	9.11%	73,530	12.80%	99,000	16.24%	65,000	10.57%	83,580	18.41%	148,580	13.90%	145,548	13.66%	18.42%
Other Liabilities	3,308	0.72%	4,064	0.82%	4,444	0.83%	5,129	0.89%	5,992	0.98%	6,796	1.10%	1,137	0.25%	7,933	0.74%	7,933	0.74%	17.35%
Equity	51,660	11.22%	55,600	11.22%	59,425	11.16%	63,481	11.05%	68,943	11.31%	71,059	11.55%	50,401	11.10%	121,460	11.36%	120,453	11.30%	7.34%
Tangible Equity	51,660	11.22%	55,600	11.22%	59,425	11.16%	63,481	11.05%	68,943	11.31%	71,059	11.55%	50,401	11.10%	121,460	11.36%	64,284	6.03%	7.34%
AFS Adjustment	531	0.12%	182	0.04%	(257)	-0.05%	(625)	-0.11%	(164)	-0.03%	(101)	-0.02%	(1,076)	-0.24%	(1,177)	-0.11%	(101)	-0.01%	------
Offices Open	13		13		13		13		13		13		7		20		20		--

(1) Ratios are as a percent of ending assets.
Source: Cape Savings' draft prospectus and audited financial reports, Boardwalk Bancorp's SEC Filings.

lending diversification for the Bank. Illustrating other trends in the Bank's loan portfolio, since fiscal year end 2002 commercial business and home equity loans have increased in balance but decreased as a percent of loans outstanding. The ratio of commercial business loans to total loans decreased from 2.4% of loans at year end 2002 to 2.0% at June 30, 2007, while home equity loans decreased from 8.9% to 8.1% over the same time period.

The Bank also invests in mortgage-backed securities ("MBS") as a complement to the residential whole loan portfolio, with the portfolio consisting of pass-through securities guaranteed or insured by Fannie Mae, Freddie Mac and Ginnie Mae. Cape Savings also invests in collateralized mortgage obligations ("CMOs"), consisting of debt securities that are also backed by residential loans. MBS/CMOs are purchased as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with the Bank's investment philosophy. As of June 30, 2007, the MBS/CMO portfolio totaled $54.4 million, or 8.9% of assets, in which 54% of the portfolio was classified as available for sale. The MBS/CMO portfolio includes a balance of adjustable rate securities which are part of the Bank's interest rate risk management. As of June 30, 2007, the available for sale MBS/CMO portfolio totaled $29.3 million and had an unrealized gain of $10,000.

The intent of the Bank's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting overall credit and interest rate risk objectives. Since fiscal 2004 the level of investment securities (inclusive of FHLB stock) comprising assets has trended steadily lower, decreasing from 13.6% of assets at year end 2004 to 8.1% of assets at June 30, 2007. Investment securities held by the Company at June 30, 2007 consisted of U.S. Government and agency securities ($25.6 million), municipal bonds ($17.0 million), corporate bonds ($3.0 million) and equity securities ($0.2 million). To assist in management of interest rate risk, the U.S. government agencies are laddered with maximum terms of approximately 5 years. The FHLB stock balance at June 30, 2007 equaled $3.8 million. The Bank also maintained cash and cash equivalents and interest bearing deposits in other financial institutions of $23.7 million at June 30, 2007, which equaled 3.9% of assets. Exhibit I-4 provides historical detail of the investment portfolio.

The Bank also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of some of the Bank's senior officers. The purpose of the investment is in part to provide funding for a number of phantom stock plans put into place in 2000 for the benefit of directors and senior management. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of June 30, 2007, the cash surrender value of the Bank's BOLI equaled $15.1 million.

Over the past five and one-half years, the Bank's funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From year end 2002 through June 30, 2007, deposits increased at an annual rate of 5.3%. Over the same time period, due to a higher rate of growth of assets, the ratio of deposits funding assets declined from a peak ratio of 81.5% at year end 2002 to 76.8% at June 30, 2007. Time deposits constitute the largest portion of the Bank's deposit base and recent trends in the deposit composition show that the concentration of time deposits comprising total deposits has increased from 35.8% at year end 2004 to 39.1% at June 30, 2007.

Borrowings serve as an alternative funding source to support asset growth and management of funding costs and interest rate risk. Borrowings held by the Bank at June 30, 2007 consisted of $65.0 million of FHLB fixed rate term advances with maturities of generally less than five years.

The Bank's capital increased at a 7.3% annual rate from year end 2002 through June 30, 2007, due to net impact of additions to retained earnings and the changes in other comprehensive income. All of the capital is tangible. Since fiscal 2002, asset growth has been slightly lower than equity growth, as the equity-to-assets ratio increased from 11.22% at year end 2002 to 11.55% at June 30, 2007. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2007.

Boardwalk Bancorp Balance Sheet Trends

From fiscal year end December 31, 2005 through June 30, 2007, Boardwalk Bancorp's assets increased at an annual rate of 8.5%, reaching a total of $454.0 million as of June 30, 2007. The concentration of loans comprising total assets increased over that time period, with loans outstanding equaling $296.9 million or 65.4% of assets at June 30, 2007 versus a comparable measure of $241.4 million or 60.1% of assets at fiscal year end 2005.

Reflecting Boardwalk Bancorp's operating strategy as a commercial bank, commercial real estate and commercial business loans comprise the largest component of the loan portfolio, and trends in Boardwalk Bancorp's loan composition show that the proportion of such loans in portfolio has increased since December 31, 2005. Commercial real estate and business loans and leases increased from $173.1 million or 70.9% of total loans outstanding at fiscal year end 2005 to $230.3 million or 76.6% of total loans outstanding at June 30, 2007. Residential mortgage loans equaled $31.1 million or 10.4% of total loans at June 30, 2007, versus $33.3 million or 13.6% of total loans at fiscal year end 2005. Other areas of lending diversification for Boardwalk Bancorp consist of construction, home equity and consumer loans. Construction loans decreased from $28.1 million or 11.5% of total loans at fiscal year end 2005 to $26.6 million or 8.9% of total loans at June 30, 2007. Home equity loans increased from $7.5 million or 3.1% of total loans at fiscal year end 2005 to $10.2 million or 3.4% of total loans at June 30, 2007. Consumer loans equaled $2.2 million or 0.9% of total loans at fiscal year end 2005 compared to $2.2 million or 0.7% of total loans at June 30, 2007.

Cash and investment securities represent Boardwalk Bancorp's other primary earning asset category, and such assets declined from $131.0 million or 32.6% of assets at fiscal year end 2005 to $106.4 million or 23.4% of assets at June 30, 2007 as the loan portfolio grew. At June 30, 2007 Boardwalk Bancorp's investment portfolio consisted of $10.0 million of mortgage-backed securities, $46.8 million of U.S. Government and agency securities, $11.0 million of state and municipal obligations, $29.6 million of corporate debt obligations, $3.9 million of equity securities and $5.0 million of commercial paper. Boardwalk Bancorp's entire investment portfolio was classified as available for sale at June 30, 2007 and reflected a net unrealized loss of $1.1 million. Overall, Boardwalk Bancorp's investment portfolio is composed of securities that are consistent with the Bank's investment strategy and, thus, upon completion of the acquisition, Boardwalk Bancorp's investment portfolio will be incorporated into the Bank's investment portfolio.

Boardwalk Bancorp also maintains an investment in BOLI, which covers the lives of some of its employees and provides funding for employee benefit plans, as well as tax-advantaged income. Boardwalk Bancorp is the owner and beneficiary of the policies. As of June 30, 2007, the cash surrender value of Boardwalk Bancorp's BOLI equaled $9.8 million.

Deposits serve as the primary funding source for Boardwalk Bancorp's assets and have been increased somewhat as a percent of assets in recent periods. Boardwalk Bancorp's ratio of deposits-to-assets equaled 67.8% at fiscal year end 2005 compared to 70.2% at June 30, 2007. Comparatively, borrowings-to-assets equaled 23.1% at fiscal year end 2005 compared to 18.4% at June 30, 2007. Boardwalk Bancorp's deposit composition at June 30, 2007 consisted of 71.0% of time deposits and 29.0% of transaction and savings account deposits. FHLB advances and repurchase agreements constitute the primary source of borrowings held by Boardwalk Bancorp, which totaled $83.6 million at June 30, 2007. FHLB advances held by Boardwalk Bancorp consist of short-term and long-term advances with fixed rate laddered maturities, and totaled $36.1 million at June 30, 2007. FHLB of New York repurchase agreements totaled $37.5 million, while the remaining $10.0 million of borrowings consisted of repurchase agreements with Citigroup Global Markets, Inc.

Boardwalk Bancorp's shareholders exercised certain stock warrants in 2006, which increased total equity from $35.3 million at December 31, 2005 to $51.1 million at December 31, 2006. At June 30, 2007, shareholders' equity totaled $50.4 million, or 11.1% of assets, versus a ratio of 8.8% at December 31, 2005. All of Boardwalk Bancorp's equity was tangible.

Pro Forma Balance Sheet Impact of Boardwalk Bancorp Acquisition

The balance sheet impact of the Boardwalk Bancorp acquisition is shown in Table 1.1 as of June 30, 2007, including the purchase accounting entries but before the impact of the stock offering. On the asset side of the balance sheet, the ratio of loans-to-assets will decrease and the level of cash and investments comprising total assets will increase. On the liability side of the balance sheet, the level of deposits and borrowings funding assets will decrease and increase, respectively, on a combined basis. Deposits decrease from 76.8% of assets to 74.3% of assets on a pro forma combined basis, while borrowings increase from 10.6% of assets to 13.7% of assets on a pro forma combined basis. Before factoring in the impact of the net conversion proceeds, the Bank's equity-to-asset ratio decreases from 11.55% to 11.30% on a combined basis, while the tangible equity ratio is estimated to be 6.03% at June 30, 2007.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements for the past five years and for the twelve months ended June 30, 2007, as well as a pro forma income statement for the twelve months ended June 30, 2007 giving effect to the acquisition of Boardwalk Bancorp. Merger adjustments are consistent with the prospectus disclosure as of June 30, 2007 including anticipated financing costs for the cash portion of the merger consideration. The following discussion describes the historical income statements of Cape Savings on a pre-acquisition basis. The pro forma income statement impact of the acquisition of Boardwalk Bancorp (including the purchase accounting merger entries) is discussed at the end of this section.

Over the past five and one-half years, the Bank's earnings ranged from a low of 0.79% of average assets for the 12 months ended June 30, 2007 to a high of 0.96% of average assets in fiscal 2002. Net interest income and operating expenses represent the primary components of Cape Savings' reported and core earnings. Non-interest operating income has been a fairly stable and material contributor to the Bank's earnings. The amount of loan loss provisions established over the past five and one-half years has varied, but in general has not been a significant factor in the income statement. Non-operating items have been primarily limited to gains on the sale of loans and securities in the most recent periods.

Since fiscal 2002, the Bank's net interest income to average assets ratio ranged from a high of 3.74% during fiscal 2003 to a low of 3.21% for the most recent 12 month period. The downward trend in the net interest income ratio since fiscal 2004 has resulted from spread compression. As short-term interest rates have increased and the yield curve has flattened, the Bank's funding costs have increased more than yields earned on assets. A shift in the deposit composition towards a higher concentration of CDs and increased utilization of borrowings as a funding source has also put upward pressure on funding costs. The Bank's interest rate spread decreased from 3.78% for fiscal 2004 to 2.90% during the first six months of 2007. At June 30, 2007, the Bank maintained an interest rate spread of 3.53%, implying that the trend in the net interest margin will continue into the second half of 2007. The Company's historical interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Since fiscal 2002, non-interest operating income has been a relatively material contributor to the Company's earnings, ranging from a low of 0.56% of average assets in 2004 to

Table 1.2
Cape Savings Bank
Historical Income Statements

	For the Fiscal Year Ended December 31,										Cape Savings Bank 12 Mths Ended, June 30, 2007		Boardwalk Bncp, Inc. 12 Mths Ended, June 30, 2007		Pro Forma Combined Cape Savings Bank 12 Mths Ended 6/30/07		Pro Forma Combined Incl. Merger Entries Cape Savings Bank 12 Mths Ended 6/30/07	
	2002		2003		2004		2005		2006									
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$27,343	6.14%	$25,490	5.35%	$25,452	4.95%	$28,565	5.17%	$34,357	5.77%	$35,876	5.93%	$28,111	6.24%	$63,987	6.06%	$62,639	5.94%
Interest Expense	(10,770)	-2.42%	(7,642)	-1.60%	(6,816)	-1.33%	(9,691)	-1.75%	(14,875)	-2.50%	(16,489)	-2.73%	(15,675)	-3.48%	(32,164)	-3.05%	(32,715)	-3.10%
Net Interest Income	$16,573	3.72%	$17,848	3.74%	$18,636	3.63%	$18,873	3.41%	$19,482	3.27%	$19,387	3.21%	$12,436	2.76%	$31,823	3.02%	$29,924	2.84%
Provision for Loan Losses	(450)	-0.10%	(822)	-0.17%	(550)	-0.11%	(193)	-0.03%	(312)	-0.05%	(312)	-0.05%	(607)	-0.13%	(919)	-0.09%	(919)	-0.09%
Net Interest Income after Provisions	$16,123	3.62%	$17,026	3.57%	$18,086	3.52%	$18,680	3.38%	$19,170	3.22%	$19,075	3.16%	$11,829	2.62%	$30,904	2.93%	$29,005	2.75%
Other Income	$3,310	0.74%	$3,193	0.67%	$2,890	0.56%	$3,269	0.59%	$3,444	0.58%	$3,521	0.58%	$1,420	0.32%	$4,941	0.47%	$4,941	0.47%
Operating Expense	(12,758)	-2.86%	(13,832)	-2.90%	(14,474)	-2.82%	(15,517)	-2.81%	(16,379)	-2.75%	(16,543)	-2.74%	(9,812)	-2.18%	(26,355)	-2.50%	(27,754)	-2.63%
Net Operating Income	$6,675	1.50%	$6,386	1.34%	$6,502	1.27%	$6,432	1.16%	$6,235	1.05%	$6,053	1.00%	$3,437	0.76%	$9,490	0.90%	$6,192	0.59%
Gain(Loss) on Sale of Loans	$7	0.00%	$15	0.00%	$0	0.00%	$56	0.01%	$215	0.04%	$333	0.06%	($17)	0.00%	$316	0.03%	$316	0.03%
Gain(Loss) on Sale of Securities	0	0.00%	0	0.00%	0	0.00%	0	0.00%	779	0.13%	779	0.13%	(172)	-0.04%	607	0.06%	$607	0.06%
Life Insurance Proceeds	0	0.00%	0	0.00%	0	0.00%	256	0.05%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	$0	0.00%
Other Than Temporary Impairment	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(1,524)	-0.34%	(1,524)	-0.14%	($1,524)	-0.14%
Gain(Loss) on Sale of Other Assets	(169)	-0.04%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	11	0.00%	11	0.00%	11	0.00%
Net Non-Operating Income/(Expense)	($162)	-0.04%	$15	0.00%	$0	0.00%	$312	0.06%	$994	0.17%	$1,111	0.18%	($1,702)	-0.38%	($591)	-0.06%	($591)	-0.06%
Net Income Before Tax	$6,513	1.46%	$6,401	1.34%	$6,502	1.27%	$6,744	1.22%	$7,229	1.21%	$7,165	1.19%	$1,735	0.38%	$8,900	0.84%	$5,601	0.53%
Income Taxes	(2,235)	-0.50%	(2,112)	-0.44%	(2,238)	-0.44%	(2,320)	-0.42%	(2,227)	-0.37%	(2,394)	-0.40%	(150)	-0.03%	(2,544)	-0.24%	(1,227)	-0.12%
Net Income (Loss)	$4,278	0.96%	$4,289	0.90%	$4,264	0.83%	$4,424	0.80%	$5,001	0.84%	$4,770	0.79%	$1,585	0.35%	$6,355	0.60%	$4,375	0.41%
Adjusted Earnings:																		
Net Income	$4,278	0.96%	$4,289	0.90%	$4,264	0.83%	$4,424	0.80%	$5,001	0.84%	$4,770	0.79%	$1,585	0.35%	$6,355	0.60%	$4,375	0.41%
Add(Deduct): Non-Operating (Inc)/Exp	162	0.04%	(15)	0.00%	0	0.00%	(312)	-0.06%	(994)	-0.17%	(1,111)	-0.18%	1,702	0.38%	591	0.06%	591	0.06%
Tax Effect(2)	(56)	-0.01%	5	0.00%	0	0.00%	107	0.02%	306	0.05%	371	0.06%	(147)	-0.03%	(169)	-0.02%	(129)	-0.01%
Adjusted Earnings:	$4,385	0.98%	$4,279	0.90%	$4,264	0.83%	$4,219	0.76%	$4,314	0.72%	$4,030	0.67%	$3,140	0.70%	$6,777	0.64%	$4,836	0.46%
Return On Equity		8.73%		8.00%		7.39%		7.20%		7.58%		6.97%		NM		NM		NM
Efficiency Ratio		64.16%		65.74%		67.24%		70.08%		71.44%		72.21%		70.81%		71.69%		79.60%

(1) Ratios are as a percent of average assets.
Source: Cape Savings's draft prospectus and audited financial statements, SEC filings for Boardwalk Bancorp.

a high of 0.74% of average assets for fiscal 2002. For the twelve months ended June 30, 2007, such income totaled $3.5 million, or 0.58% of average assets. The primary sources of non-interest income include service fees and charges on deposit and loan accounts, rental income from office buildings (primarily at the main office location), and BOLI income.

Operating expenses represent the other major component of the Bank's earnings and have been maintained at a relatively stable level when viewed as a percent of average assets since fiscal 2002. Since that date, operating expenses ranged from a low of 2.74% of average assets for the twelve months ended June 30, 2007 to a high of 2.90% of average assets in fiscal 2003. The primary expense categories include personnel and compensation and occupancy and equipment.

The general trends in the Bank's net interest margin and operating expense ratio since 2002 reflect a decline in core earnings, as indicated by the Bank's expense coverage ratio (net interest income divided by operating expenses). Cape Savings' expense coverage ratio equaled 1.30 times during 2002, versus a comparable ratio of 1.17 times during the twelve months ended June 30, 2007. The decline in the expense coverage ratio was primarily the result of a decline in the net interest income ratio, offset in part by a decrease in the operating expense ratio. Similarly, Cape Savings' efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 64.1% during 2002 was more favorable than the 72.3% efficiency ratio maintained for the twelve months ended June 30, 2007.

Over the past five and one-half years, maintenance of generally favorable credit quality measures has generally served to limit the amount of loss provisions established during the period. Loan loss provisions established by the Bank ranged from a low of 0.03% of average assets in 2005 to a high of 0.17% of average assets during 2003. For the twelve months ended June 30, 2007, loan loss provisions equaled $312,000 or 0.05% of average assets. The loan loss provisions established in recent periods were related to both replacing loan chargeoffs and building the level of valuation allowances as the loan portfolio has increased. As of June 30, 2007, the Bank maintained valuation allowances of $3.9 million, equal to 0.87% of net loans receivable and 122.4% of non-performing assets ("NPAs"). Exhibit I-6 sets forth the Bank's loan loss allowance activity during the past five and one-half years.

Non-operating income has primarily consisted of gains and losses on the sale of loans and investments over the past five and one-half years, and ranged from a low of a loss of 0.04% of average assets in fiscal 2002 to a gain of 0.18% of average assets for the twelve months ended June 30, 2007. Other types of gains or losses included life insurance proceeds of 0.05% of average assets in fiscal 2005 and a loss on the sale of other assets in fiscal 2002 equal to 0.04% of average assets. The non-operating gains and losses reflected in the Bank's earnings are viewed as non-recurring income.

The Bank's effective tax rate ranged from a low of 30.8% during fiscal 2006 to a high of 34.4% during fiscal 2004. For the twelve months ended June 30, 2007, the Bank's effective tax rate equaled 33.4%. As set forth in the prospectus, the Bank's marginal effective statutory tax rate approximates 40%.

Boardwalk Bancorp Income and Expense Trends

Boardwalk Bancorp reported positive earnings over the past five and one-half fiscal years, ranging from a low of 0.35% of average assets during the 12 months ended June 30, 2007 to a high of 1.06% of average assets during fiscal 2002. Net interest income and operating expenses also represent the major components of Boardwalk Bancorp's core earnings, which are supplemented by non-interest operating income derived primarily from service charges and fees on deposit accounts. Loan loss provisions and non-operating income generally have been limited factors in Boardwalk Bancorp's earnings.

The downward trend in Boardwalk Bancorp's return on assets ratio since fiscal 2002 has been attributable to a decrease the net interest margin, which declined from 3.33% for fiscal 2002 to 2.98% for the most recent twelve month period. Over the same time period, operating expenses remained relatively stable as a percent of average assets, decreasing from 2.26% for fiscal 2002 to 2.18% for the 12 months ended June 30, 2007. Boardwalk Bancorp reported non-interest income of $1.4 million for the 12 months ended June 30, 2007, representing a lower ratio of this type of income than Cape Savings. Such income includes fees and service changes on deposit and loan products, along with BOLI income. During the most recent 12 month period, Boardwalk Bancorp booked a one-time "other than temporary impairment" charge in relation to the value of investment securities held in portfolio. This non-operating loss totaled $1,524,000. Subsequent to this writedown Boardwalk Bancorp sold the investment securities and has utilized the funds for reinvestment into higher yielding loans receivable. This one-time expense will not be included in the pro forma core earnings base for the valuation of Cape Bancorp.

Pro Forma Earnings Impact of Boardwalk Bancorp Acquisition

The pro forma income statement impact of the Boardwalk Bancorp acquisition is shown in Table 1.2 for the twelve month period ended June 30, 2007. Pro forma net interest income reflects the yield adjustments for interest rate sensitive assets and liabilities, based on mark-to-market valuation adjustments on Boardwalk Bancorp's balance sheet as of June 30, 2007. Pro forma net interest income was also adjusted for the cash cost of the acquisition. Non-interest expense was adjusted to account for the amortization of intangibles. On a pro forma basis, before factoring in the reinvestment of conversion proceeds, Cape Bancorp's earnings decreased from 0.79% of average assets to 0.41% of average assets. The reduction in earnings was attributable to a lower net interest margin (declining from 3.21% of average assets to 2.84% of average assets), a higher loss provision ratio (increasing from 0.05% of average assets to 0.09% of average assets), and lower operating expenses including amortization of intangibles (decreasing from 2.74% of average assets to 2.63% of average assets). Partially offsetting the decline in pro forma earnings was a lower tax expense (declining from 0.40% of average assets to 0.12% of average assets). The pro forma earnings do not reflect any potential cost savings that may be realized, as such estimates are considered to be speculative and therefore are not disclosed in the pro forma financial statements set forth in the prospectus.

Interest Rate Risk Management

Management of the Bank's interest rate risk is conducted on an ongoing basis and is reviewed formally by the Asset/Liability Committee ("ALCO") weekly. The Bank utilizes an internal model to monitor and analyze the effects that interest rate movements will have on the balance sheet and net interest income. The most recent analysis, as of June 30, 2007, indicated that Cape Savings' net portfolio value under a 200 basis point instantaneous and sustained rise in interest rates would decline by 4% (see Exhibit I-7). Boardwalk Bancorp also utilizes an internal model to monitor and analyze the effects that interest rate movements will have on the balance sheet and net interest income. As of June 30, 2007, the interest rate risk analysis indicated a 200 basis point instantaneous and sustained rise in interest rates would result in a 6.8% decline in Boardwalk Bancorp's dollar amount of net interest income.

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. Cape Savings manages interest rate risk from the asset side of the balance sheet through originating commercial mortgage loans that generally have shorter maturities (including balloon features) and higher interest rates, investing in shorter duration and adjustable rate investment grade MBS and corporate securities, maintaining investments as available for sale and emphasizing investments with terms of less than five years and selling long-term residential mortgage loans to third parties. As of December 31, 2006, of the Bank's total loans due after December 31, 2007, ARM loans comprised 56.8% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing laddered maturities of fixed rate FHLB advances, emphasizing growth of lower cost and less interest rate sensitive transaction and savings accounts and seeking to extend CD maturities in low interest rate environments through offering attractive rates on selected longer term CDs. Management of interest rate risk by Boardwalk Bancorp is conducted in a similar manner as Cape Savings.

Lending Activities and Strategy

The Bank's lending activities have traditionally emphasized both commercial real estate mortgage loans and 1-4 family permanent mortgage loans, which together comprise the largest loan concentrations in the loan portfolio. Beyond these two loan types, lending diversification by Cape Savings has included origination of home equity loans and lines of credit, construction loans (residential and commercial), commercial business loans and consumer loans. Going forward, the Bank's lending strategy is to pursue further growth in the commercial and residential mortgage loan portfolio. Construction lending is also expected to remain as an active area of lending. Cape Savings also intends to continue the strategy of selling longer-term fixed rate residential loans into the secondary market, for interest rate risk purposes. In this fashion, growth of the residential loan portfolio can be expected to be limited.

Boardwalk Bancorp's loan portfolio composition also reflects commercial real estate and commercial business loans as the largest concentration of loans, with a secondary emphasis on residential mortgage loans. Construction and home equity loans constitute the primary area of loan diversification for Boardwalk Bancorp, followed by other miscellaneous consumer loans. Exhibit I-9 and Exhibit I-9A provide historical detail of Cape Savings' and Boardwalk Bancorp's loan portfolio compositions. Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of June 30, 2007.

Commercial real estate and commercial business loans represent the largest segment of Cape Savings' loan portfolio, which consists of loans that are collateralized by properties and/or business assets in the normal lending area of Cape May and Atlantic Counties. At June 30, 2007, the Bank maintained commercial real estate and commercial business loans totaling $185.0 million, equal to 45.5% of total loans outstanding, with commercial business loans totaling $9.2 million, or 5.0% of that total.

Cape Savings' offers commercial mortgage loans secured by real estate primarily with adjustable rates, and originates a variety of commercial mortgage loans generally for terms up to 25 years and payments based on an amortization schedule of up to 25 years. The loans are typically based on the U.S. Treasury rate and adjust every three to five years. Commercial mortgage loans also are originated for the acquisition and development of land. Commercial mortgage loans for the acquisition and development of land are typically based upon the prime rate as published in the Wall Street Journal or U.S. Treasury bill rates. Commercial mortgage loans for developed real estate and for real estate acquisition and development are originated with loan-to-value ratios of up to 75%, while loans for only the acquisition of land are originated with a maximum loan to value ratio of 50%. Properties securing the commercial real estate portfolio include hotels, subdivisions, restaurants, rooming houses, marinas, health care facilities and other similar commercial properties. At June 30, 2007, the Bank's largest commercial real estate loan was a $7.4 million loan, which was secured by a marina and a commercial building.

Cape Savings also offers commercial business loans to professionals, sole proprietorships and small businesses in the market area served. Such loans typically are offered as installment loans for capital improvements, equipment acquisition and long-term working capital. These loans are typically based on the prime rate as published in the Wall Street Journal. Commercial business loans are usually secured by business assets other than real estate, such as business equipment and inventory, or are backed by the personal guarantee of the borrower. The Bank also originates lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases. Cape Savings also originates accounts receivable lines of credit. When making commercial business loans, the Bank considers the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

At June 30, 2007, Cape Savings' largest commercial loan relationship was an $8.1 relationship secured by real estate and assets of the business. This loan was performing in accordance with its original terms at June 30, 2007.

Boardwalk Bancorp's commercial real estate loans are generally made to small and mid-sized businesses and individuals in Atlantic, Cumberland and Cape May Counties. Boardwalk Bancorp focuses on small businesses and professionals within these counties. At June 30, 2007, Boardwalk Bancorp maintained commercial real estate and commercial business loans totaling $230.3 million, equal to 76.6% of total loans outstanding.

Cape Bancorp also originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans. As of June 30, 2007, the Bank maintained 1-4 family permanent mortgage loans totaling $175.8 million, equal to 38.8% of total loans outstanding. The Bank offers fixed-rate mortgage loans with terms of up to 30 years and adjustable-rate mortgage loans with interest rates and payments that adjust annually after an initial fixed period of one, three, five or seven years. Interest rates and payments on adjustable-rate loans generally are adjusted to a rate equal to a percentage above the U.S. Treasury Security Index. The maximum amount by which the interest rate may be increased or decreased is generally 2.0% per adjustment period and the lifetime interest rate cap is generally 6.0% over the initial interest rate of the loan. The Bank generally does not make residential loans with loan-to-value ("LTV") ratios above 80% without private mortgage insurance, although loans are offered with LTVs of up to 97% under special loan programs such as first time home buyer programs.

Similar to recent practice, the Bank intends to continue to sell most originations of conforming long-term fixed rate loans on a servicing released basis. In the current interest rate environment, most of the Company's 1-4 family lending volume consists of fixed rate loans. Essentially all of the loans are underwritten to Fannie Mae secondary market standards.

Cape Savings also offers interest-only adjustable rate residential loans. These loans allow for interest-only payments for the initial term of the loan and then rates adjust annually and payments are fully amortized until maturity. As of June 30, 2007, the Bank had $12.5 million of interest-only residential loans in portfolio.

As of June 30, 2007, Boardwalk Bancorp maintained 1-4 family permanent mortgage loans totaling $31.1 million, equal to 10.4% of total loans outstanding, representing the second largest segment of the loan portfolio. This has not been an area of lending emphasis for Boardwalk Bancorp.

Cape Savings offers interim construction financing secured by a parcel of residential property for the purpose of constructing a one- to four-family home, including a short-term interest-only loan or a construction/permanent loan. Construction loans totaled $33.4 million, or 7.4% of loans receivable as of June 30, 2007. The short-term loans require monthly interest-only payments based on the amount of funds disbursed. The construction/permanent loans require interest-only payments during the construction phase, and convert to a fully amortized fixed rate loan at the end of the interest-only period. Under both programs, construction must be completed within twelve months of the initial disbursement date. The maximum loan-to-value ratio will be 80% of the appraised value. At June 30, 2007, the Bank's largest construction loan relationship was $5.2 million, secured by residential condominiums. The loan was performing in accordance with its terms.

As of June 30, 2007, Boardwalk Bancorp maintained construction loans totaling $26.6 million, equal to 8.9% of total loans outstanding, representing the third largest segment of the loan portfolio.

The Bank offers home equity loans and lines of credit with a maximum combined loan-to-value ratio of 90% based on the appraised value and if the credit profile indicates that the loan qualifies as a saleable loan to the secondary market. The maximum loan-to-value ratio is usually 80% of the appraised value if the loan request exceeds $100,000 and/or the credit score of the applicant is below a prescribed score. Home equity loans have fixed-rates of interest and are originated with terms of up to 20 years. Home equity lines of credit have adjustable rates and are based upon the prime rate as published in The Wall Street Journal. Cape Savings holds a first or second mortgage position on the majority of the homes that secure home equity loans. At June 30, 2007, home equity loans totaled $36.7 million, or 8.1% of total loans. Similarly, Boardwalk Bancorp offers home equity loans and lines of credit to borrowers within the general market area served. At June 30, 2007, such home equity loans totaled $10.2 million, or 3.4% of total loans.

Diversification into consumer lending is relatively limited for both Cape Savings and Boardwalk Bancorp. Consumer loans originated by Cape Savings include loans on deposits and personal loans with terms of up to five years. At June 30, 2007, such consumer loans totaled $1.0 million for Cape Savings and $2.3 million for Boardwalk Bancorp.

Asset Quality

One of the Bank's key operating objectives has been and continues to be to maintain a strong level of asset quality. As shown in Exhibit I-11, Cape Savings' ratio of NPAs-to-assets ranged from a high of 0.62% at year end 2006 to a low of 0.23% at year end 2004. At June 30, 2007, Cape Savings' NPAs-to-assets ratio equaled 0.52%. NPAs at June 30, 2007 consisted entirely of non-accruing loans with a total balance of $3,214,000. NPAs consisted of $3,079,000 of commercial real estate loans, $56,000 of commercial business loans, $40,000 of 1-4 family loans and $39,000 of home equity or other consumer loans. As shown in Exhibit I-11A, Boardwalk Bancorp maintained $480,000 of non-performing assets as of December 31, 2006, equal to 0.11% of assets.

To track asset quality and the adequacy of valuation allowances, Cape Savings has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed monthly by senior management and presented to the Board monthly. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of June 30, 2007, Cape Savings maintained valuation allowances of $3.9 million, equal to 0.87% of net loans receivable and 122.37% of non-performing loans. As of December 31, 2006, Boardwalk Bancorp maintained valuation allowances of $3.3 million, equal to 1.19% of net loans receivable and 681.9% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently served as the Bank's primary source of funds and at June 30, 2007 deposits accounted for 87.9% of Cape Savings' interest-bearing funding composition. Exhibit I-12 sets forth the Bank's deposit composition for the past three and one-half years (average basis) and Exhibit I-13 provides the interest rate and maturity composition of the CD portfolio at June 30, 2007. Deposit growth in recent years has been sustained in part by growth of CDs, and thus the concentration of CDs comprising total deposits has increased since year end 2004. For the six months ended June 30, 2007, the CD portfolio averaged $172.8 million or 39.1% of total deposits, versus comparable measures of $145.1 million and 35.8% of total deposits as of December 31, 2004. Short-term CDs (CDs scheduled to mature in one year or less) accounted for 72.1% of the Bank's CDs at June 30, 2007. As of June 30, 2007, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $44.3 million or 24.9% of total CDs. The Bank's deposit base did not include any brokered deposits at June 30, 2007.

The Bank maintained an average of $268.7 million of savings and transaction accounts for the six months ended June 30, 2007, which equaled 60.9% of total average deposits. Comparatively, average core deposits equaled $259.5 million or 64.1% of total deposits for fiscal 2004. Since fiscal 2004, most of the decrease in core deposits has consisted of savings accounts. The Bank's core deposits consist mostly of interest-bearing demand and money market accounts, which totaled $147.5 million or 54.9% of core deposits for the six months ended June 30, 2007.

Exhibit I-12A sets forth Boardwalk Bancorp's deposit composition for the past three fiscal years. As of December 31, 2006, deposits held by Boardwalk Bancorp totaled $310.0 million and accounted for 77.3% of Boardwalk Bancorp's interest-bearing funding composition. Similar to the Bank's deposit growth trends, deposit growth for Boardwalk Bancorp in recent years has been sustained by growth of CDs. As of December 31, 2006, the CD portfolio totaled $231.6 million or 74.7% of total deposits, versus comparable measures of $117.6 million and 55.8% of total deposits at December 31, 2004. Short-term CDs (CDs scheduled to mature in one year or less) accounted for 93.0% of Boardwalk Bancorp's CDs at December 31, 2006. As of December 31, 2006, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $111.9 million or 48.3% of Boardwalk Bancorp's total CDs. Boardwalk Bancorp's deposit base included $5.0 million of brokered deposits at June 30, 2007.

Boardwalk Bancorp maintained $78.3 million of savings and transaction accounts at December 31, 2006, which equaled 25.3% of total deposits. Comparatively, core deposits equaled $93.3 million or 44.2% of total deposits at December 31, 2004. Since fiscal year end 2004, the decrease in Boardwalk Bancorp's core deposits has included declines in interest bearing demand accounts and personal and corporate savings accounts. The largest portion of Boardwalk Bancorp's core deposits consist of interest bearing demand accounts, which totaled $31.8 million or 40.6% of core deposits at December 31, 2006.

Borrowings serve as an alternative funding source for Cape Savings to support loan growth and management of funding costs and interest rate risk. Borrowings held by the Bank at June 30, 2007 consisted of $65.0 million of FHLB fixed rate term advances with maturities of generally less than five years. Exhibit I-14 provides detail of the Company's borrowing activities for the past three and one-half years.

FHLB advances and FHLB repurchase agreements constitute the primary source of borrowings held by Boardwalk Bancorp, which totaled $83.6 million at June 30, 2007. FHLB advances held by Boardwalk Bancorp consist of short-term and long-term advances with fixed rate laddered maturities, primarily through year 2011, and totaled $36.1 million. FHLB of New York repurchase agreements totaled $37.5 million, while the remaining $10.0 million of borrowings consisted of repurchase agreements with Citigroup Global Markets, Inc.

Subsidiaries

Upon completion of the stock offering, Cape Savings will be Cape Bancorp's only subsidiary. Cape Savings currently has two active wholly owned subsidiaries, both of which were formed in June 2006. Cape New Jersey Investment Company is an investment company that holds, invests and reinvests US Treasury, mortgage-backed and other obligations, stocks, bonds, notes, loans, debentures and other securities on behalf of Cape Savings. Cape Delaware Investment Company is a company, the sole purpose of which is to hold the investment portfolio of Cape New Jersey Investment Company. In addition, Cape Savings owns two active subsidiaries, Cape May County Savings Service Corporation and CASABA Real Estate Holding Corporation.

Boardwalk Bancorp does not maintain any subsidiary operations other than Boardwalk Bank.

Legal Proceedings

The Bank and Boardwalk Bancorp are involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by their respective managements to be immaterial to the financial conditions of the Bank and Boardwalk Bancorp.

II. MARKET AREA

Introduction

Established in 1923, Cape Savings is headquartered in Cape May Court House, New Jersey, and serves the southern New Jersey shore communities through a total of 13 full service branches, with eight branches in Cape May County and five branches in Atlantic County. The acquisition of Boardwalk Bancorp will further expand the Company's market presence in these two counties with the addition of seven full service branch offices. Boardwalk Bancorp also operates a loan production office in Cumberland County, New Jersey, directly west of Cape May and Atlantic Counties, and thus the acquisition of Boardwalk Bancorp will expand the Bank's market area into this third county for lending activities. Exhibit II-1 provides information on the Company's and Boardwalk Bancorp's office facilities. The Company's markets are in the southeastern corner of New Jersey, approximately 65 miles east of Philadelphia and 130 miles south of New York. The Company intends to continue expanding its regional branch office network although no specific sites have been identified. Moreover, the Company will continue to consider growth through the acquisition of branches or whole institutions if such opportunities should arise.

Cape Savings has benefited from a number of key characteristics of its market area. The coastal areas of Cape Savings' market, including essentially all of Cape May County, contain large resort areas with many seasonal businesses and a high proportion of second homes and rental properties, with such business related to the vacation industry. To a lesser extent, commercial fishing and agriculture provide for additional economic activity. While the economies closer to the coastline are somewhat seasonal in nature, the inland areas are comprised of year-round communities. Atlantic County is one of the fastest growing areas in New Jersey as a result of a number of factors including the availability of land for development in inland areas at a relatively moderate cost. The comparatively moderate cost of housing and relatively affordable cost of living overall, along with the lifestyle advantages of being near the shore area, has attracted many retirees, many of whom formerly resided in the nearby New York and Philadelphia metropolitan areas. Furthermore, the presence of Atlantic City provides a large source of employment for many residents with its hotels and resorts, restaurants, and other entertainment facilities.

Future growth opportunities for the Company (inclusive of the operations of Boardwalk Bank) depend on the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Company and the relative economic health of the Company's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Company and will be factored into our valuation analysis accordingly.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. Trends in the national economy, such as employment and gross national product growth, improved during the 12 month period ending June 2007, as total U.S. employment increased by 2.6 million jobs, although there remains uncertainty about the near term future, particularly in the areas of the unknown resolution of the war in Iraq, the current unstable prices of oil and gasoline, the near-term future performance of the real estate industry, including both residential and commercial real estate prices, and other world-wide tensions, all of which have the potential to impact future economic growth. Annualized growth in gross domestic product was 1.3% (advance estimate) for the first quarter of 2007, compared to 2.5% in the fourth quarter of 2006 and 5.6% in the year ago first quarter. The inflation rate increased modestly during the first eleven months of 2006, in part because of the varying effect of energy costs. Inflation totaled 3.2% for all of 2006, and was 2.3% on an annualized basis for the first two months of 2007. The growth in employment also led to fears that wages could increase if shortfalls of available labor appear. The unemployment rate declined to 4.3% as of April 2007, a decline from 4.5% in February 2007 and down from 4.7% in March 2006, all of which represent relatively low levels in comparison to recent historical averages. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country. Various other indicators show the economy performing relatively well, such as consumer spending and improving industrial capacity utilization.

The major stock exchange indices have shown relatively strong increases during the most recent 12 month period (although such indices were relatively stable during the most three month period), with the positive performance due in part to continued low evidence of inflation, economic growth, and the perception that the Federal Reserve likely will not raise interest rates in the near term future. As an indication of the changes in the nation's stock markets over the last 12 months, as of June 30, 2007, the Dow Jones Industrial Average closed at 13408.62, an increase of 20.3% from June 30, 2006, while the NASDAQ Composite Index stood at 2603.23, an increase of 19.9% over the same time period. The Standard & Poors 500 Index totaled 1503.35 as of June 30, 2007, an increase of 18.4% from June 30, 2006.

Regarding factors that most directly impact the banking and financial services industries, in the past year certain data has indicated that the relatively strong housing market that existed in the early part of this decade has cooled down, as the level of existing and new home sales and housing starts have shown fluctuations, including decreases in some recent months, the number of homes for sale has increased in many regions, and the median home price for the nation has recorded a modest decline from one year ago. Most recently, the issue of subprime loans, and the recent rise in delinquency rates of these types of loans, has created a high level of uncertainty in the housing market. Should residential mortgage loan delinquency rates rise, continue to remain elevated, and cause a high level of borrower defaults, the 2007 residential housing market performance is likely to suffer. This uncertainty has to some extent also affected other housing related sectors of the economy, such as building materials. Thus, many analysts are expressing uncertainty as to when the housing market will bottom-out, nationally, and resume an upward trend as far as home values. The 2007 spring home real estate sales will provide additional indications as to whether the housing market has begun to recover in terms of pricing and demand, or whether additional time will be required for a shake-out of the inflated housing market of 2004 and 2005. Overall, housing prices and land values remain well above the levels of the late 1990s, providing continued support for most traditional loan values. Commercial development trends are also showing some signs of weakness in certain areas of the country, while at the same time other areas are reporting relatively strong sales activity and prices.

Interest Rate Environment

Through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%. Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. Through June 2006, the Fed had increased interest rates a total of 17 times, and as of the latest Fed rate increase, effective in June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, but down from 6.50% at the beginning of 2001, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. Since the June 2006 meeting, the Fed has not changed interest rates, and economists are studying various news releases and minutes of Fed board meetings in order to determine the likelihood of interest rate increases or decreases by the Fed. As detailed in the minutes of the March and May 2007 Fed board meetings, the Fed held interest rates steady but noted it was still wary of inflation - a sign the Fed may increase rates in order to avoid further increases in inflation rates. In addition, the Fed dropped language that would indicate that rates would be raised to avoid an overheated economy. Thus, the Fed continues to closely monitor the U.S. economy and trends, with the potential to change interest rates based on a combination of factors. The prevailing vie is that the Fed will not lower rates at any point in the near term future. The effect of the interest rate increases since 2004 has been most evident in short term rates, which increased more than longer term rates. In 2006, the yield curve became inverted, with long term rates modestly lower than short term rates. As of June 30, 2007, one- and ten-year U.S. government bonds were yielding 4.91% and 5.03%, respectively, compared to 5.21% and 5.15%, respectively, as of June 30, 2006. This has negatively impacted the performance of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. Exhibit II-2 provides historical interest rate trends.

Market Area Demographics

Demographic growth in the markets served by the Company, inclusive of the markets served by Boardwalk Bancorp, has been measured by changes in population, number of households and median household income, with trends in those areas summarized by the data presented in Table 2.1, with additional data shown in Exhibit II-3. Cape May and Atlantic Counties had populations of 106,000 and 281,000, respectively, as of 2007 for an aggregate population of 387,000 for the two county market. Atlantic County is comparatively larger, bolstered by the presence of Atlantic City and the proximity of inland portions of the market to Philadelphia. Moreover, population growth trends from 2000 to 2007 for the Atlantic County market are relatively favorable, exceeding the average for the state of New Jersey (i.e., 1.5% annually for Atlantic County versus 0.8% for the State of New Jersey). Growth in Cape May County equaled 0.5% for the 2000-2007 period reflective of its comparatively remote location from major urban centers which has limited development in areas outside of the beach communities. Population projections indicate that future population growth is expect to remain consistent with the recent historical trend and thus, growth in Cape May County will continue to fall below the average for New Jersey and Atlantic County, while the growth rate for Atlantic County is projected to exceed the New Jersey average.

Household growth rates for the Company's markets as well as the State of New Jersey and the U.S. were similar to population growth rates, with Cape May County reporting an annual growth rate in line with the state-wide average of 0.8% from 2000 to 2007, while Atlantic County reported a higher growth rate of 1.5% annually. The New Jersey and Cape May County aggregates fell below the national average of 1.3% for the 2000 to 2007 time period, and a projected 1.3% annual growth rate for the subsequent five year period through 2012.

Median household and per capita income in Cape May and Atlantic Counties are lower than the comparable figures for New Jersey which can be attributed to several factors. First, in particular in Atlantic County, there has been an influx of retirees with limited incomes but moderate-to-substantial wealth. Additionally, since the Company's market is located outside of a major metropolitan area, income levels are comparatively modest in the absence of an abundance of high paying white collar jobs. Atlantic County's per capita income was 74% of the state average, while Cape May County reported a higher per capita income, 89% of the state average. As will be shown below, lower paying service jobs provide a relatively large portion of employment overall. Additional market area economic and income data is presented in Exhibit II-4.

Table 2.1
Cape Savings Bank
Summary Demographic Data

	Year			Growth Rate	Growth Rate
	2000	2007	2012	2000-07	2007-2012
Population(000)					
United States	281,422	306,348	325,526	1.2%	1.2%
New Jersey	8,414	8,892	9,223	0.8%	0.7%
Cape May County	102	106	108	0.5%	0.5%
Atlantic County	253	281	302	1.5%	1.5%
Households(000)					
United States	105,480	115,337	122,831	1.3%	1.3%
New Jersey	3,065	3,232	3,356	0.8%	0.8%
Cape May County	42	44	46	0.8%	0.6%
Atlantic County	95	105	113	1.5%	1.5%
Median Household Income($)					
United States	$42,164	$53,154	$62,503	3.4%	3.3%
New Jersey	55,083	69,831	81,268	3.4%	3.1%
Cape May County	41,660	52,423	61,946	3.3%	3.4%
Atlantic County	43,991	54,266	62,974	3.0%	3.0%
Per Capita Income($)					
United States	$21,587	$27,916	$33,873	3.7%	3.9%
New Jersey	27,006	35,359	42,886	3.9%	3.9%
Cape May County	24,172	31,409	38,102	3.8%	3.9%
Atlantic County	21,034	26,034	30,867	3.1%	3.5%

2006 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000 +
United States	21.9	25.0	32.3	20.8
New Jersey	16.3	19.2	32.4	32.2
Cape May County	21.8	25.7	31.6	20.9
Atlantic County	20.2	25.2	36.0	18.6

2006 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
United States	20.3%	27.3%	29.1%	14.3%	9.0%
New Jersey	20.4%	24.6%	30.6%	14.4%	10.0%
Cape May County	15.7%	21.0%	28.1%	19.3%	16.0%
Atlantic County	19.9%	25.1%	30.2%	14.7%	10.1%

Source: SNL Financial, LC.

Summary of Local Economy and Workforce

The economy of the Company's markets is focused on the service sector, owing to the many resort communities present in the southern New Jersey shore area and the presence of Atlantic City, with its hotels and gaming operations. As reflected in Table 2.2, which shows employment by major occupational group, service occupations provided for 36.3% of jobs in Cape May County and 53.8% of all jobs in Atlantic County as of 2005, with Atlantic County well above statewide averages. Other significant components of the labor market include various government, wholesale/retail trade and finance, insurance and real estate. Construction and entertainment employment in Cape May County is also higher than statewide averages. Additional income data for the market area is presented in Exhibit II-4.

Table 2.2
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	New Jersey	Cape May Cty.	Atlantic Cty.
Services	38.5%	36.3%	53.8%
Government	13.1	17.3	12.7
Wholesale/Ret. Trade	16.1	15.3	12.5
Finance, Ins., Real Estate	10.4	12.6	6.3
Construction	5.0	8.7	5.5
Arts, Entertainment, Rec.	1.9	4.0	2.0
Manufacturing	6.8	1.6	2.6
Transportation/Public Util.	4.2	1.2	2.2
Information	2.2	0.8	0.8
Agriculture	0.3	0.4	0.9
Other	1.6	1.9	0.8
	100.0%	100.0%	100.0%

Source: REIS DataSource.

Table 2.3 presents the largest employers in the two county market area. In Cape May County, the largest employers are in the health care sector and grocery/consumer goods sectors, indicative of a services based economy. The importance of the hotel and gaming operations situated in Atlantic City are evidenced by the data showing the largest employers in Atlantic County. Specifically, a majority of the largest employers in the market are hotel casinos employing thousands of local residents. In addition to the large employers listed in Table 2.3, there are numerous small businesses supporting the hotel/casino operations as well as serving many seasonal and part-time residents, particularly in the shore communities.

Table 2.3
Cape Savings Bank
Major Employers in Cape May and Atlantic Counties

Employer	Employees
Cape May County (No Seasonal Businesses)	
Burdette Tomlin Memorial Hospital	1,080
Acme Markets	625
WAWA	594
Cold Spring Fish and Supply	500
Shop Rite	210
Cape Counseling Services	208
Victoria Manor Nursing Center	180
Source: Village Profile.com	
Atlantic County	
Federal Aviation Administration	2,500-4,999
Aztar Corpration	5,000+
Trump Properties	5,000+
Atlantic City Hilton	2,500-4,999
Bally's Park Place	2,500-4,999
Civil Right Div. on Law & Public Safety	2,500-4,999
Harrah's Atlantic City	2,500-4,999
Resort Casino	2,500-4,999
Showboat Casino & Hotel	2,500-4,999
Federal Aviation Administration	2,500-4,999
Source: South Jersey Works.	

Unemployment Trends

Unemployment trends in the market area and New Jersey are displayed in Table 2.4. The unemployment rates in the Company's markets were higher than the New Jersey and national averages for all of calendar year 2006. Cape May County's unemployment rate reveals a wide fluctuation during a 12 month period, reflecting the seasonal nature of local employment. In this regard, unemployment is typically lowest in the summer months when many seasonal businesses servicing tourists and summer residents are open, and highest in the off-season, which peaks during the winter months. For 2006, Cape May County's unemployment rate ranged from a high of 10.5% in January 2005 to a low of under 4.5% during the summer months. Unemployment rates on a state and national basis have been relatively stable in the most recent 12 month period for which data is available.

Table 2.4
Cape Savings Bank
Unemployment Trends (1)

Region	Annual, 2006 Unemployment	June 2007 Unemployment
United States	4.6%	4.7%
New Jersey	4.6%	4.3%
Cape May County	6.8%	4.6%
Atlantic County	5.7%	5.9%

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics

The retail deposit bases of the combined institutions are closely tied to the economic fortunes of the southeastern New Jersey area and, in particular, the market areas where branches are currently maintained for Cape Savings and Boardwalk Bancorp. Competition for deposits in the Bank's primary market area is intense, which is the result of a number of factors including the relatively large size and growth characteristics of the markets served by the Bank, and its relative proximity to both the Philadelphia and New York markets.

As shown in Table 2.5, the Atlantic County deposit market is dominated by commercial banks which accounted for 89% of all deposits as of June 2006, while savings institutions maintained a 55% market share in Cape May County. Recent annual deposit growth rates for savings institutions are lower than commercial bank growth rates in both markets, equal to 3.9% in Cape May County and a decline of 2.1% in Atlantic County the 2003-2006 period. Importantly, the data reveals that the combined Cape Savings/Boardwalk Bancorp deposit base has been growing in excess of the market average in both Atlantic and Cape May Counties, and thus, has achieved an expanding market share. The combined market share was equal to 13.3%

Table 2.5
Cape Savings Bank
Deposit Summary

	As of June 30,						
	2003			2006			Deposit Growth Rate 2003-2006 (%)
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	
	(Dollars in Thousands)						
State of New Jersey	$196,624,000	100.0%	3,102	$213,305,000	100.0%	3,279	2.8%
Commercial Banks	142,519,000	72.5%	2,250	153,075,000	71.8%	2,337	2.4%
Savings Institutions	54,105,000	27.5%	852	60,230,000	28.2%	942	3.6%
Cape May County	$2,211,789	100.0%	59	$2,528,495	100.0%	61	4.6%
Commercial Banks	960,996	43.4%	33	1,143,998	45.2%	32	6.0%
Savings Institutions	1,250,793	56.6%	26	1,384,497	54.8%	29	3.4%
Cape Savings Bank	267,790	12.1%	8	300,398	11.9%	8	3.9%
Boardwalk Bank	0	0.0%	0	36,813	1.5%	2	NM
Total Consolidated Deposits	**267,790**	**12.1%**	**8**	**337,211**	**13.3%**	**10**	**8.0%**
Atlantic County	$3,341,701	100.0%	82	$4,705,947	100.0%	85	12.1%
Commercial Banks	2,766,985	82.8%	63	4,167,473	88.6%	70	14.6%
Savings Institutions	574,716	17.2%	19	538,474	11.4%	15	-2.1%
Cape Savings Bank	121,204	3.6%	5	145,945	3.1%	5	6.4%
Boardwalk Bank	121,444	3.6%	1	282,855	6.0%	4	32.6%
Total Consolidated Deposits	**242,648**	**7.3%**	**6**	**428,800**	**9.1%**	**9**	**20.9%**

Source: FDIC.

in Cape May County and 9.1% in Atlantic County, with Cape Savings having the largest pre-merger deposit market share of 11.9% in Cape May County. The combined institutions operate a total of 10 out of 61 branches in Cape May County (16% of all branches), and nine out of 85 branches in Atlantic County (11% of branches), with Boardwalk Bancorp having the largest pre-merger deposit market share of 6.0% in Atlantic County. These figures reveal a sizeable market area presence.

In addition to the deposit growth to be realized from the acquisition of Boardwalk Bancorp, future deposit growth may be enhanced by the Company's expanded market presence following the acquisition. Pursuant to the Company's strategic plan, Cape Bancorp will continue to evaluate opportunities to increase deposit market share through other acquisitions of financial institutions and at the same time will continue to evaluate opportunities to build deposit market share through establishing de novo branches in existing and complementary markets that will be served by the combined branch network.

Competition

The Company faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence. Securities firms, credit unions and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as Cape Bancorp. With regard to lending competition, the Company encounters the most significant competition from the same institutions providing deposit services. In addition, the Company competes with mortgage companies and independent mortgage brokers in originating mortgage loans. Table 2.6 lists the Company's largest competitors in each of the primary market area counties, based on deposit market share as noted parenthetically. Deposit market share data for Cape Bancorp and Boardwalk Bancorp are also provided in Table 2.6.

Table 2.6
Cape Savings Bank
Market Area Counties Deposit Competitors

Location	Name
Cape May County, NJ	Sturdy SB (14.7%)
	PNC Bank, NA (13.5%)
	Cape Savings Bank (11.9%)
	Commerce Bank, NA (11.4%)
	Crest Savings Bank (10.3%)
	Ocean City Home Bank (8.8%)
	1st Bank of Sea Isle City (8.2%)
Atlantic County, NJ	Bank of America NA (26.7%)
	Commerce Bank, NA (21.3%)
	Sun National Bank (9.2%)
	Wachovia Bank NA (7.5%)
	PNC Bank NA (6.4%)
	Boardwalk Bank (6.0%)
	Susquehanna Patriot Bank (4.9%)
	Ocean City Home Bank (4.5%)

Sources: FDIC and SNL Financial.

III. PEER GROUP ANALYSIS

Introduction

This chapter presents an analysis of Cape Savings' operations versus a group of comparable companies (the "Peer Group"), selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Cape Bancorp is provided by these public companies. Factors affecting the Company's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Cape Savings and the Peer Group, will then be used as a basis for the valuation of Cape Bancorp's to-be-issued common stock. Our comparative analysis of Cape Savings and the Peer Group took into consideration the pro forma impact of the acquisition of Boardwalk Bancorp. Such data was derived from the prospectus and RP Financial calculations.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 165 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Cape Bancorp will be a fully-converted public company upon completion of the offering, we considered only fully-converted public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Cape Bancorp. In the selection process, we applied the following "screen" to the universe of all public companies:

- o Screen #1. New Jersey institutions with assets less than $7.5 billion. Four companies met the criteria for Screen #1 and all were included in the Peer Group: American Bancorp, OceanFirst Financial Corp., Pamrapo Bancorp, Inc. and Provident Financial Services, Inc. Hudson City Bancorp, Inc. was the only fully converted institution in New Jersey that was excluded, due to its very large asset size. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts based in New Jersey.
- o Screen #2. Pennsylvania institutions with assets between $500 million and $2 billion, with a preference for Philadelphia area or eastern Pennsylvania institutions. Five companies met the criteria for Screen #2 and all were included in the Peer Group: Fidelity Bancorp, Inc., First Keystone Financial, Inc., Harleysville Savings Financial Corp., TF Financial Corp., and Willow Financial Bancorp, Inc. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts based in Pennsylvania.
- o Screen #3. New England institutions with assets between $500 million and $1 billion, with a preference for institutions that have completed a full stock conversion and a simultaneous merger. One company met the criteria for Screen #3 and was included in the Peer Group: Benjamin Franklin Bancorp, Inc. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts based in Massachusetts.

Table 3.1 shows the general characteristics of each of the ten Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Cape Savings, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Cape Savings' financial condition,

Table 3.1
Peer Group of Publicly-Traded Thrifts
September 2, 2007(1)

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
PFS	Provident Financial Services Inc. of NJ	NYSE	Jersey City, NJ	Thrift	$6,155	79	12-31	01/03	$16.80	$1,066
OCFC	OceanFirst Financial Corp. of NJ	NASDAQ	Toms River, NJ	Thrift	$1,978	17	12-31	07/96	$17.56	$216
WFBC	Willow Financial Bancorp Inc. of PA	NASDAQ	Maple Glen, PA	Thrift	$1,553	14	06-30	04/02	$12.42	$194
BFBC	Benjamin Franklin Bancorp Inc. of MA	NASDAQ	Franklin, MA	Thrift	$896	9	12-31	04/05	$13.38	$108
HARL	Harleysville Savings Financial Corp. of PA	NASDAQ	Harleysville, PA	Thrift	$778	5	09-30	08/87	$14.83	$57
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	$727	13	09-30	06/88	$16.00	$48
THRD	TF Financial Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	$664	14	12-31	07/94	$27.05	$78
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	$636	9	12-31	11/89	$18.10	$90
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	$562	2	09-30	10/05	$11.10	$138
FKFS	First Keystone Financial, Inc. of PA	NASDAQ	Berwick, PA	Thrift	$525	8	09-30	01/95	$12.90	$31

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma).
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(3) BIF-insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In aggregate, the Peer Group companies maintain a lower level of capital than the industry average (10.56% of assets versus 12.57% for all public companies), generate lower earnings as a percent of average assets (0.48% ROAA versus 0.53% for all public companies), and generate a lower return on equity (4.83% ROE versus 5.04% for all public companies). Overall, the Peer Group's average P/B ratio and average P/E multiple were below the comparable averages for all publicly-traded thrifts.

	All Publicly-Traded	***Peer Group***
Financial Characteristics (Averages)		
Assets ($Mil)	$3,139	$1,447
Market capitalization ($Mil)	$413	$203
Equity/assets (%)	12.57%	10.56%
Return on average assets (%)	0.53%	0.48%
Return on average equity (%)	5.04%	4.83%
Pricing Ratios (Averages)(1)		
Price/earnings (x)	20.74x	18.68x
Price/book (%)	130.64%	118.68%
Price/assets (%)	16.46%	12.32%

(1) Based on market prices as of August 31, 2007 – see Table 4.6.

Ideally, the Peer Group companies would be comparable to Cape Savings in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Cape Savings, as will be highlighted in the following comparative analysis. The financial data presented for Cape Savings includes the estimated pro forma impact of the acquisition of Boardwalk Bancorp, unless noted otherwise. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Cape Savings and the Peer Group. Cape Savings' and the Peer Group's ratios reflect balances as of June 30, 2007, unless otherwise indicated for the Peer Group companies, with Cape Savings' figures including the acquisition entries of Boardwalk Bancorp. Cape Savings' net worth base of 11.3% was above the Peer Group's net worth ratio of 10.6%. The difference between the Bank's and the Peer Group's tangible equity-to-assets ratios widened, as goodwill and intangibles were a more significant factor on the Bank's balance sheet (5.3% of assets versus 2.1% for the Peer Group). The Bank's pro forma tangible capital position (consolidated with the holding company) will increase with the addition of the stock proceeds to a level that will be more comparable to the Peer Group's tangible capital ratio. Both the Bank's and the Peer Group's capital ratios reflected surpluses over the regulatory capital requirements. Regulatory capital ratios shown for the Bank are on a stand alone basis.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the largest component of their respective interest-earning assets. The Bank's loans-to-assets ratio of 69.7% exceeded the comparable Peer Group ratio of 68.1%. Comparatively, the Peer Group's cash and investments-to-assets ratio of 25.9% was above the comparable ratio for the Bank of 18.3%. Overall, Cape Savings' interest-earning assets amounted to 88.0% of assets, which was less than the Peer Group's ratio of 94.0%. The Bank's lower ratio was largely attributable to the larger impact of goodwill, other intangibles and BOLI had on its balance sheet.

Cape Savings' funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Bank's deposits equaled 74.3% of assets, which was above the Peer Group average of 68.5%. Borrowings, inclusive of subordinated debt, represented a more significant funding source for the Peer Group, as indicated by borrowings-to-assets ratios of 13.7% and 19.8% for the Bank and the Peer Group, respectively. Total interest-bearing liabilities maintained by Cape Savings and the Peer Group, as a percent of assets, equaled 88.0% and 88.3%, respectively. The Peer Group's higher level of interest-bearing liabilities was caused by maintenance of a slightly lower level of capital.

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2007

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Cape Bancorp, Inc. of NJ																				
June 30, 2007	4.0%	14.3%	69.7%	74.3%	13.7%	0.0%	11.3%	5.3%	6.0%	0.0%	6.02%	-19.07%	9.18%	8.05%	-9.20%	14.10%	-25.01%	6.29%	6.29%	7.99%
All Public Companies																				
Averages	4.4%	19.8%	70.2%	68.7%	16.9%	0.7%	12.4%	1.1%	11.3%	0.0%	4.19%	-1.37%	7.81%	5.53%	-4.04%	2.52%	1.82%	10.79%	10.62%	17.79%
Medians	2.7%	18.2%	70.5%	70.6%	15.3%	0.0%	10.7%	0.1%	9.2%	0.0%	2.84%	-3.87%	7.19%	3.71%	-6.80%	2.37%	1.85%	9.37%	9.33%	15.05%
State of NJ																				
Averages	4.1%	24.9%	65.6%	69.1%	13.9%	0.3%	15.6%	0.9%	14.7%	0.0%	1.76%	-6.26%	12.30%	5.95%	0.52%	-4.18%	-5.79%	12.89%	12.89%	26.45%
Medians	3.4%	24.6%	65.2%	71.5%	12.2%	0.0%	15.2%	0.0%	13.2%	0.0%	2.72%	-11.52%	9.83%	5.61%	-10.13%	-5.85%	-6.64%	11.28%	11.28%	25.72%
Comparable Group																				
Averages	3.9%	22.0%	68.1%	68.5%	19.0%	0.8%	10.6%	2.1%	8.5%	0.0%	0.48%	-2.07%	1.49%	5.07%	-13.04%	1.74%	0.45%	9.79%	9.23%	15.53%
Medians	2.9%	19.0%	68.9%	70.5%	15.0%	0.5%	9.6%	0.2%	7.2%	0.0%	-0.49%	-0.93%	-1.74%	1.97%	-11.72%	1.62%	-0.38%	9.16%	8.88%	15.27%
Comparable Group																				
ABNJ American Bancorp of NJ	8.0%	11.1%	75.8%	72.9%	7.0%	0.0%	18.8%	0.0%	18.8%	0.0%	10.45%	2.47%	10.74%	25.47%	-16.91%	-17.37%	-17.37%	15.62%	15.62%	25.72%
BFBC Benjamin Franklin Bancorp Inc. of MA	8.0%	18.2%	66.6%	70.8%	14.8%	1.0%	12.0%	4.1%	7.9%	0.0%	-0.07%	13.53%	-4.33%	0.86%	-5.38%	-1.74%	-1.62%	9.60%	9.60%	14.72%
FSBI Fidelity Bancorp, Inc. of PA	1.5%	32.6%	62.7%	59.6%	31.5%	1.4%	6.3%	0.4%	5.9%	0.0%	-0.15%	-13.22%	8.79%	3.20%	-7.44%	10.20%	11.02%	NA	7.42%	12.91%
FKFS First Keystone Financial, Inc. of PA	7.8%	28.4%	58.0%	69.2%	19.8%	2.9%	6.5%	0.0%	6.5%	0.0%	-0.82%	10.97%	-6.18%	1.90%	-13.31%	24.90%	24.90%	9.31%	9.33%	15.82%
HARL Harleysville Savings Fin. Corp. of PA	1.0%	42.2%	53.0%	55.7%	37.0%	0.0%	6.3%	0.0%	6.3%	0.0%	0.38%	-9.14%	8.92%	-0.14%	0.62%	2.15%	2.15%	NA	6.55%	13.43%
OCFC OceanFirst Financial Corp. of NJ	1.4%	7.7%	86.6%	66.1%	25.2%	1.4%	6.3%	0.0%	6.3%	0.0%	-5.85%	-17.00%	-4.99%	-5.16%	-6.66%	-7.73%	-6.92%	6.26%	6.26%	10.03%
PBCI Pamrapo Bancorp, Inc. of NJ	5.0%	23.5%	69.7%	75.7%	14.0%	0.0%	9.2%	0.0%	9.2%	0.0%	-1.19%	-0.02%	-1.41%	0.86%	-10.13%	-1.48%	-1.48%	8.73%	8.73%	16.10%
PFS Provident Financial Serv. Inc. of NJ	1.7%	19.1%	66.2%	70.5%	11.6%	0.0%	16.9%	8.5%	8.4%	0.0%	5.02%	-10.49%	8.92%	10.36%	-15.93%	1.67%	-12.60%	11.28%	11.28%	16.16%
THRD TF Financial Corp. of Newtown PA	0.9%	18.8%	75.3%	73.7%	15.1%	0.0%	10.0%	0.7%	9.3%	0.0%	-1.50%	4.04%	-3.44%	2.05%	-18.62%	5.29%	5.75%	9.02%	9.02%	16.36%
WFBC Willow Financial Bancorp Inc. of PA	4.0%	18.6%	67.2%	70.6%	13.5%	1.6%	13.3%	7.1%	6.2%	0.0%	-1.48%	-1.85%	-2.07%	11.26%	-36.64%	1.56%	0.72%	8.50%	8.50%	14.00%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is stronger than Cape Savings' ratio, based on ratios of 100.0% and 106.5% for the Bank and the Peer Group, respectively. The additional capital realized from stock proceeds should serve to provide Cape Savings with an IEA/IBL ratio that is more comparable to the Peer Group's ratio, as the increase in capital realized from the stock proceeds will lessen the proportion of interest-bearing liabilities funding assets and on the asset size the proceeds will more than offset the investment funds that were utilized to fund the cash costs of the Boardwalk Bancorp acquisition. At the same time, the Bank's higher level of goodwill and intangibles will continue to result in a lower interest-earning assets-to-assets ratio than maintained by the Peer Group.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Cape Savings' growth rates were based on annualized growth for the 18 month period ended at June 30, 2007, while the Peer Group's growth rates were based on annual growth for the 12 months ended June 30, 2007, unless indicated otherwise for the Peer Group companies. The Bank's growth rates reflect growth of both Cape Savings and Boardwalk Bancorp over the same 18 month time period. Asset growth rates for the Bank and the Peer Group equaled 6.0% and 0.5%, respectively. Loan growth of 9.2% was the primary source of the Bank's asset growth, while cash and investments decreased at a 19.1% annual rate. The lower growth rate reflected for cash and investments includes the loss of funds that will be used to fund the cash portion of the Boardwalk Bancorp consideration and related after-tax acquisition and merger costs. Comparatively, the Peer Group recorded loan growth of 1.5% and a 2.1 % decrease in cash and investments.

Cape Savings' and Boardwalk Bancorp's combined annualized deposit growth over the most recent 18 month period was 8.1%, versus 5.1% for the Peer Group, while the combined institutions' borrowings declined by an annual rate of 9.2%, versus a decline of 13.0% for the Peer Group. The Peer Group's 1.7% capital growth rate reflects the retention of earnings partially offset by dividend payments and stock repurchases. Comparatively, the combined institutions' significantly higher capital growth rate of 14.1% was substantially attributable to the exercise of warrants by Boardwalk Bancorp shareholders in the most recent 18 month period, and from the issuance of stock to fund 50% of the consideration to be paid for the acquisition of

Boardwalk Bancorp. However, as the result of the goodwill and intangibles that will be created by the Boardwalk Bancorp acquisition, the Bank's tangible net worth growth rate reflected a decline of 25.0%.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the twelve months ended June 30, 2007. The Bank's earnings have been adjusted to reflect the pro forma impact of the Boardwalk Bancorp acquisition, unless otherwise noted. For the period shown in Table 3.3, Cape Savings and the Peer Group reported net income to average assets ratios of 0.41% and 0.48%, respectively. The Peer Group's higher return was realized through higher non-interest income, lower operating expenses and lower loan loss provisions, offset in part by lower net interest income and a higher tax rate.

The Bank's higher net interest income ratio was the result of a higher interest income ratio, which was partially offset by a higher interest expense ratio. Yields and costs reflected in Table 3.3 were calculated on a combined basis, based on earning assets and costing liabilities in portfolio, not including the mark-to-market yield adjustments. The Bank maintained a higher yield on interest-earning assets (6.54% versus 5.79% for the Peer Group), with the Bank's interest income ratio supported by the structure of the combined loan portfolio which contains a large percentage of non-residential real estate loans. Comparatively, the Peer Group maintained a lower cost of funds than the Bank (3.35% versus 3.72% for the Bank), which results in the Peer Group's lower interest expense ratio of 2.95% versus 3.10% for the Bank. Overall, Cape Savings and the Peer Group reported net interest income to average assets ratios of 2.84% and 2.50%, respectively.

In another key area of core earnings strength, the Bank (combined with Boardwalk Bancorp) maintained a higher level of operating expenses than the Peer Group. Cape Savings' operating expense to average assets ratio, including the expense of amortizing intangibles, equaled 2.63% for the twelve month period, versus a comparable ratio of 2.28% for the Peer Group. Cape Savings' higher level of general and administrative expenses can in part be explained by maintenance of a comparatively higher number of employees relative to its asset size. Before factoring in any staffing reductions that may result following the acquisition, assets

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2007

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Cape Bancorp, Inc. of NJ																			
June 30, 2007	0.41%	5.94%	3.10%	2.84%	0.09%	2.75%	0.00%	0.00%	0.47%	0.47%	2.63%	0.00%	-0.06%	0.00%	6.54%	3.72%	2.82%	$4,695	21.91%
All Public Companies																			
Averages	0.50%	5.82%	3.09%	2.73%	0.11%	2.63%	0.03%	0.00%	0.62%	0.65%	2.56%	0.02%	0.07%	0.00%	6.19%	3.57%	2.62%	$5,505	32.38%
Medians	0.55%	5.74%	3.10%	2.72%	0.06%	2.62%	0.00%	0.00%	0.50%	0.52%	2.49%	0.00%	0.01%	0.00%	6.05%	3.62%	2.67%	$4,522	32.63%
State of NJ																			
Averages	0.64%	5.31%	2.86%	2.45%	0.04%	2.41%	0.00%	0.00%	0.40%	0.40%	2.00%	0.01%	-0.04%	0.00%	5.66%	3.40%	2.26%	$8,948	32.36%
Medians	0.45%	5.26%	2.86%	2.64%	0.04%	2.54%	0.00%	0.00%	0.39%	0.39%	2.16%	0.00%	0.00%	0.00%	5.62%	3.36%	2.48%	$6,629	31.96%
Comparable Group																			
Averages	0.48%	5.46%	2.95%	2.50%	0.05%	2.45%	0.02%	0.00%	0.48%	0.50%	2.24%	0.04%	-0.07%	0.01%	5.79%	3.35%	2.44%	$5,921	30.85%
Medians	0.50%	5.50%	2.81%	2.63%	0.04%	2.61%	0.01%	0.00%	0.52%	0.53%	2.35%	0.00%	0.02%	0.00%	5.77%	3.21%	2.65%	$5,745	30.78%
Comparable Group																			
ABNJ American Bancorp of NJ	0.18%	5.25%	2.89%	2.36%	0.08%	2.28%	0.00%	0.00%	0.25%	0.25%	2.27%	0.00%	0.01%	0.00%	5.50%	3.75%	1.75%	$7,701	33.29%
BFBC Benjamin Franklin Bancorp Inc. of MA	0.40%	5.21%	2.60%	2.61%	0.02%	2.58%	0.08%	0.00%	0.61%	0.68%	2.69%	0.10%	-0.20%	0.00%	5.62%	3.00%	2.61%	$5,745	NM
FSBI Fidelity Bancorp, Inc. of PA	0.57%	5.54%	3.61%	1.93%	0.11%	1.82%	0.05%	-0.02%	0.44%	0.47%	1.70%	0.01%	0.06%	0.06%	5.72%	3.88%	1.83%	$4,979	19.64%
FKFS First Keystone Financial, Inc. of PA	0.13%	5.46%	3.51%	1.95%	0.16%	1.79%	0.00%	-0.02%	0.65%	0.63%	2.43%	0.00%	-0.05%	0.00%	5.82%	3.79%	2.03%	$4,522	NM
HARL Harleysville Savings Fin. Corp. of PA	0.43%	5.19%	3.67%	1.53%	0.00%	1.53%	0.00%	0.00%	0.21%	0.21%	1.21%	0.00%	0.02%	0.00%	5.38%	3.95%	1.44%	$9,048	20.51%
OCFC OceanFirst Financial Corp. of NJ	-0.08%	5.80%	3.10%	2.70%	0.03%	2.67%	0.02%	0.00%	0.61%	0.63%	2.60%	0.06%	-0.80%	0.00%	6.04%	3.36%	2.68%	$4,129	46.95%
PBCI Pamrapo Bancorp, Inc. of NJ	0.87%	5.86%	2.74%	3.12%	0.06%	3.07%	0.01%	0.00%	0.38%	0.40%	2.14%	0.00%	0.07%	0.00%	5.97%	3.05%	2.92%	$6,629	37.25%
PFS Provident Financial Serv. Inc. of NJ	0.87%	4.93%	2.27%	2.66%	0.03%	2.63%	0.00%	0.00%	0.53%	0.53%	2.02%	0.06%	0.14%	0.00%	5.62%	2.78%	2.84%	$7,017	29.19%
THRD TF Financial Corp. of Newtown PA	0.80%	5.73%	2.57%	3.16%	0.00%	3.16%	0.01%	0.00%	0.51%	0.52%	2.62%	0.00%	0.05%	0.00%	6.02%	2.89%	3.13%	$3,513	27.61%
WFBC Willow Financial Bancorp Inc. of PA	0.60%	5.58%	2.59%	2.99%	0.04%	2.95%	0.00%	0.02%	0.66%	0.68%	2.70%	0.13%	0.01%	0.00%	6.21%	3.02%	3.18%	NM	32.36%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

per full time equivalent employee equaled $4.7 million for the Bank versus a comparable measure of $5.9 million for the Peer Group.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings were stronger than the Bank's. Expense coverage ratios posted by Cape Savings and the Peer Group equaled 1.08x and 1.10x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income were a larger contributor to the Peer Group's earnings, with such income amounting to 0.47% and 0.50% of Cape Savings' and the Peer Group's average assets, respectively. The Bank's non-interest income is supported by the BOLI revenue, along with the level of fees and service charges from banking operations. Boardwalk Bancorp's bank operations, which typically have higher fee income than savings institutions, also support this level of non-interest income. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's core earnings, Cape Savings' efficiency ratio of 79.5% was less favorable than the Peer Group's efficiency ratio of 76.0%.

Loan loss provisions (including both Cape Savings and Boardwalk Bancorp) had a more significant impact on the Bank's earnings, amounting to 0.09% and 0.05% of the Bank's and the Peer Group's average assets, respectively. The higher level of loss provisions established by the Bank was consistent with its greater rate of loan growth reported in the most recent periods.

Net gains and losses were modest factors in the Bank's and the Peer Group's earnings. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility and, thus, are substantially discounted in the evaluation of an institution's core earnings. Such non-operating items totaled a loss of 0.06% of average assets for the Bank and 0.07% of average assets for the Peer Group.

Taxes had a larger impact on the Peer Group's earnings, as Cape Savings and the Peer Group posted effective tax rates of 21.91% and 30.85%, respectively.

Loan Composition

Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions, as well as data pertaining to investments in mortgage-backed securities, loans serviced for others and risk-weighted assets. Cape Savings' ratios include the pro forma impact of the Boardwalk Bancorp acquisition. The information presented for the Bank and the Peer Group reflect data as of June 30, 2007, unless otherwise indicated for the Peer Group companies. In comparison to the Peer Group, the Bank's loan portfolio composition reflected a lower concentration in the aggregate of 1-4 family residential mortgage loans and mortgage-backed securities (31.3% of assets versus 57.5% for the Peer Group). In comparison to Cape Savings, the Peer Group maintained higher concentrations of both mortgage-backed securities and 1-4 family loans. Loans serviced for others represented a more significant off-balance sheet item for the Peer Group in terms of balance of loans serviced ($161.3 million versus $8.1 million for the Bank) while the Bank maintain a higher balance as a percent of on-balance sheet assets (0.8% versus 0.1% for the Peer Group). Relatively small balances of loans serviced for others translated into modest balances of loan servicing intangibles for the Bank and the Peer Group.

Diversification into higher risk types of lending (construction/development/land and multi-family and nonresidential real estate loans) was generally more significant for the Bank. Multi-family and nonresidential real estate loans represented the most significant area of loan portfolio diversification for Cape Savings, with such loans equaling 37.3% of assets. Comparatively, the Peer Group's multi-family and nonresidential real estate loan portfolio equaled 16.3% of assets. Construction/land loans, equal to 6.3% of assets, constituted the most significant area of lending diversification for the Bank versus 4.4% of assets for the Peer Group. Commercial business loans and consumer loans were minor areas of lending diversification for both the Bank and the Peer Group. Consistent with Cape Savings' more significant lending diversification into higher risk types of loans, the Bank's risk weighted assets-to-assets ratio of 75.3% exceeded the comparable Peer Group ratio of 62.2%.

Table 3.4
Cape Bancorp, Inc.
Comparative Loan Composition and Credit Risk Measures

Ticker	Company Name	MBS/ Assets (%)	Loan Composition: Const/Dev Lns/ Assets (%)	Loan Composition: 1-4 Fam Lns/ Assets (%)	Loan Composition: Multi- Unit Comm RE/Assets (%)	Loan Composition: C & I Lns/ Assets (%)	Loan Composition: Cons Loans/ Assets (%)	RW Assets/ Assets (%)	Loans Serv. for Others (%)	Servicing Assets (%)
-----	**Cape Bancorp, Inc.**	**6.05%**	**6.27%**	**25.27%**	**37.28%**	**2.65%**	**0.21%**	**75.34%**	**8,090**	**57**
	Peer Group									
	Average	13.61%	4.36%	43.89%	16.26%	2.86%	1.46%	62.23%	161,302	1,225
	Median	12.79%	4.52%	42.98%	16.47%	2.71%	0.31%	62.44%	45,761	208
ABNJ	American Bank of New Jersey	7.69%	6.05%	53.67%	16.92%	1.22%	0.12%	62.56%	19,722	88
BFBC	Benjamin Franklin Bank	6.51%	7.59%	28.36%	27.14%	3.86%	0.27%	70.34%	172,158	729
FSBI	Fidelity Savings Bank	12.62%	4.66%	42.79%	11.74%	3.54%	0.46%	65.46%	0	0
FKFS	First Keystone Bank	21.20%	4.19%	38.21%	11.75%	4.48%	0.24%	62.06%	47,569	261
HARL	Harleysville Savings Bank	26.00%	0.99%	50.48%	1.56%	0.14%	0.16%	49.44%	3,754	0
OCFC	OceanFirst Bank	3.10%	1.93%	68.88%	14.25%	2.17%	0.03%	68.09%	1,038,988	9,653
PBCI	Pamrapo Savings Bank, SLA	21.07%	1.89%	43.18%	23.17%	1.34%	0.36%	56.75%	1,750	0
PFS	Provident Bank	12.96%	4.39%	35.18%	21.27%	3.24%	2.85%	67.19%	230,903	955
THRD	Third Federal Bank	13.41%	6.43%	51.64%	16.02%	1.03%	0.53%	58.12%	43,952	405
WFBC	Willow Financial Bank	11.56%	5.43%	26.55%	18.74%	7.55%	9.58%	62.32%	54,226	155

Source: SNL Financial, LC.

Credit Risk

Overall, the credit risk factors associated with Cape Savings' and the Peer Group's balance sheets were considered to be indicative of modest credit risk exposure. Cape Savings' ratios include the pro forma impact of the Boardwalk Bancorp acquisition. As shown in Table 3.5, Cape Savings' ratio of NPAs and accruing loans that are more than 90 days past due as a percent of assets was below the comparable Peer Group ratio (0.41% versus 0.45% for the Peer Group). Cape Savings' non-performing loans-to-loans ratio, which does not include accruing loans that are more than 90 days past due, was higher than the Peer Group's ratio (0.59% versus 0.46% for the Peer Group). Loss reserves were stronger for the Bank relative to non-performing loans (175.3% versus 115.0% for the Peer Group) and loans (1.03% versus 0.76% for the Peer Group). Net loan charge-offs were similar for both the Bank and the Peer Group, in terms of the dollar amount, but higher for the Peer Group as a percent of the respective loan balances.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. The Bank's ratios for "Balance Sheet Measures" reflect the pro forma impact of the Boardwalk Bancorp acquisition. The "Quarterly Change In Net Interest Income" figures reflect Cape Savings' operations only, due to the absence of data for the merged entity. Additionally, the historical fluctuations in the net interest margins of the other institutions are considered to be less meaningful for purposes of analyzing interest rate risk of the combined entity, since the interest rate sensitive assets and liabilities of those institutions will be marked-to-market based on prevailing interest rates at the time the acquisition and mergers become effective.

In terms of balance sheet composition, Cape Savings' interest rate risk characteristics were considered to be less favorable than the Peer Group's. Most notably, the Bank's lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. Likewise, the Peer Group's lower level of non-interest earning assets represented a positive consideration in terms of capacity to generate higher interest income than the Bank. On a pro forma basis, the infusion of stock proceeds should serve to narrow the differences between the Bank's and the Peer Group's ratios, although, due to the

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2007 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Cape Bancorp, Inc. of NJ	0.00%	0.41%	0.59%	1.03%	175.27%	174.99%	$232	0.03%
All Public Companies								
Averages	0.09%	0.60%	0.61%	0.84%	236.18%	205.29%	$486	0.11%
Medians	0.01%	0.39%	0.43%	0.79%	178.00%	117.11%	$62	0.03%
State of NJ								
Averages	0.02%	0.55%	0.27%	0.58%	309.20%	277.91%	$34	0.02%
Medians	0.00%	0.15%	0.14%	0.60%	134.34%	84.15%	$2	0.00%
Comparable Group								
Averages	0.00%	0.45%	0.46%	0.76%	114.95%	188.18%	$249	0.13%
Medians	0.00%	0.46%	0.44%	0.65%	97.22%	141.86%	$27	0.02%
Comparable Group								
ABNJ American Bancorp of NJ	0.00%	NA	NA	0.57%	NA	NA	$0	0.00%
BFBC Benjamin Franklin Bancorp Inc. of MA	0.00%	0.33%	0.44%	0.98%	163.66%	203.26%	$18	0.01%
FSBI Fidelity Bancorp, Inc. of PA	0.01%	NA	0.57%	0.63%	102.32%	NA	$33	0.03%
FKFS First Keystone Financial, Inc. of PA	0.00%	0.49%	0.44%	1.05%	194.00%	136.57%	$391	0.51%
HARL Harleysville Savings Fin. Corp. of PA	0.00%	0.06%	0.06%	0.47%	NA	394.73%	$3	0.00%
OCFC OceanFirst Financial Corp. of NJ	0.02%	0.92%	1.02%	0.62%	92.12%	55.95%	$68	0.02%
PBCI Pamrapo Bancorp, Inc. of NJ	0.00%	0.60%	0.15%	0.67%	80.22%	73.42%	$0	0.00%
PFS Provident Financial Serv. Inc. of NJ	0.01%	0.15%	0.19%	0.89%	NA	391.26%	$56	-0.01%
THRD TF Financial Corp. of Newtown PA	0.00%	0.42%	0.56%	0.57%	57.40%	103.13%	$20	0.02%
WFBC Willow Financial Bancorp Inc. of PA	0.00%	0.59%	0.68%	1.16%	NA	147.14%	$1,902	0.73%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2007 or Most Recent Date Available

Institution	Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	6/30/2007	3/31/2007	12/31/2006	9/30/2006	6/30/2006	3/31/2006
				(change in net interest income is annualized in basis points)					
Cape Bancorp, Inc. of NJ	6.0%	100.0%	12.0%	0	-5	-9	-1	-7	2
All Public Companies	11.3%	110.0%	5.7%	1	0	-8	-6	-3	0
State of NJ	14.7%	114.1%	5.4%	-6	6	-9	-7	-9	4
Comparable Group									
Averages	8.5%	106.7%	5.9%	-4	0	-7	-9	-4	-1
Medians	7.2%	105.4%	5.1%	-7	3	-11	-9	-3	0
Comparable Group									
ABNJ American Bancorp of NJ	18.8%	118.7%	5.1%	-7	-17	-14	-7	-3	7
BFBC Benjamin Franklin Bancorp Inc. of MA	7.9%	107.1%	7.2%	13	12	20	2	-4	-9
FSBI Fidelity Bancorp, Inc. of PA	5.9%	104.6%	3.2%	2	9	-1	0	-4	4
FKFS First Keystone Financial, Inc. of PA	6.5%	102.4%	5.8%	-10	12	-11	-17	-2	3
HARL Harleysville Savings Fin. Corp. of PA	6.3%	103.9%	3.7%	-7	7	-12	-11	1	11
OCFC OceanFirst Financial Corp. of NJ	6.3%	103.3%	4.2%	-27	13	-11	-3	-28	-2
PBCI Pamrapo Bancorp, Inc. of NJ	9.2%	109.5%	1.8%	-12	-4	-19	-11	-11	-5
PFS Provident Financial Serv. Inc. of NJ	8.4%	106.0%	13.0%	10	-6	-7	-16	0	2
THRD TF Financial Corp. of Newtown PA	9.3%	107.0%	5.0%	-6	-29	2	-5	7	-11
WFBC Willow Financial Bancorp Inc. of PA	6.2%	104.8%	10.2%	1	-1	-16	-20	1	-14

NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Bank's higher level of goodwill and intangibles, the Bank is expected to continue to maintain a higher ratio for non-interest earning assets.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Cape Savings and the Peer Group. In general, the relative fluctuations in the Bank's and the Peer Group's net interest income to average assets ratios were considered to be fairly comparable and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Cape Savings and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Cape Savings' assets and the proceeds will be substantially deployed into interest-earning assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Cape Bancorp. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the operations and financial conditions of the combined institutions; (2) monitor the operations and financial conditions of the combined institutions relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Cape Bancorp's value, or Cape Bancorp's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group, incorporating the Boardwalk Bancorp acquisition and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, including the market for new issues, to assess the impact on value of Cape Bancorp coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- o Overall A/L Composition. Loans funded by retail deposits were the primary components of the Company's and Peer Group's balance sheets. The Company's interest-earning asset composition exhibited a similar concentration of loans and a greater degree of diversification into higher risk and higher yielding types of loans (primarily commercial mortgage loans). The Company's risk weighted assets-to-assets ratio was higher than the Peer Group's ratio. Cape Bancorp's funding composition reflected a higher level of deposits and a lower level of borrowings in comparison to the Peer Group's ratios.

  As a percent of assets, the Company maintained a lower level of interest-earning assets and a higher level of interest-bearing liabilities relative to the Peer Group's measures, which resulted in a higher IEA/IBL ratio for the Peer Group. The infusion of stock proceeds should serve to increase the Company's IEA/IBL ratio to a ratio that is above the Peer Group's ratio, although the Company will continue to maintain a higher level of non-interest earning assets compared to the Peer Group. The Company's higher level of non-interest earning assets is largely due to the higher level of goodwill and intangibles that will be maintained by the Company following the acquisition of Boardwalk Bancorp. On balance, RP Financial concluded that the Company's pro forma asset/liability composition was a positive factor in our adjustment for financial condition.

- o Credit Quality. The Company maintained similar ratios of non-performing assets-to-assets and non-performing loans-to-loans. Reserves as a percent of loans were higher for Cape Bancorp, while reserves as a percent of total NPAs were similar for both. Net loan charge-offs were higher for the Company than the Peer Group The Company's more significant diversification into higher risk types of lending translated in a higher risk weighted assets-to-assets ratio. Overall, RP Financial concluded that credit quality was a neutral factor in our adjustment for financial condition.

- o Balance Sheet Liquidity. The Company operated with a lower level of cash and investment securities relative to the Peer Group (18.3% of assets versus 25.9% for the Peer Group). The Company's cash and investments ratio reflects the reduction in cash and investments to fund the cash consideration to be paid for the acquisition of Boardwalk Bancorp, but does not reflect the impact of the stock offering. Accordingly, after taking into account the pro forma impact of the stock offering, the Company's cash and investments ratio will be more comparable to the Peer Group's ratio. The Company's future borrowing capacity was considered to be higher than the Peer Group's, based on Cape Bancorp's current lower utilization of borrowings. Overall, RP Financial concluded that this was a neutral factor in our adjustment for financial condition.

o Funding Liabilities. The Company's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios. The Peer Group maintained a lower cost of funds than the Company. In total, the Company maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to Cape Bancorp's lower capital position. Following the stock offering, the increase in the Company's capital position should serve to reduce the level of interest-bearing liabilities funding assets to a ratio that is less than the Peer Group's ratio. Overall, RP Financial concluded that the Company's lower pro forma ratio of interest-bearing liabilities funding assets was offset by the Peer Group's lower cost of funds. Accordingly, we concluded that this was a neutral factor in our adjustment for financial condition.

o Capital. The Company maintains lower pre-conversion capital ratios than the Peer Group on a reported basis and on a tangible capital basis. After factoring in stock proceeds, the Company's tangible capital position should be moderately higher than the Peer Group, providing for more leverage capability. Accordingly, RP Financial concluded that capital strength was a positive factor in our adjustment for financial condition.

On balance, Cape Bancorp's pro forma financial condition was considered to be somewhat more favorable in comparison to the Peer Group's. Accordingly, a slight upward valuation adjustment was warranted for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

o Reported Earnings. The Company's reported earnings were lower than the Peer Group's on a ROAA basis (0.41% of average assets versus 0.48% for the Peer Group). Lower loan loss provisions, a higher level of non-interest operating income and a lower level of operating expenses supported the Peer Group's higher return. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, the Company's reported earnings were considered to be somewhat unfavorable to the Peer Group's and, thus, the Company's reported earnings were considered as a slightly negative factor in our adjustment for the Company's profitability growth and viability of earnings.

- Core Earnings. Both the Company's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Company operated with a higher net interest income ratio, a lower level of non-interest operating income and a higher operating expense ratio. The Company's lower net interest margin and higher level of operating expenses translated into a lower expense coverage ratio (1.08x versus 1.10x for the Peer Group). Similarly, the Company's efficiency ratio of 80% was less favorable than the Peer Group's efficiency ratio of 76%. Loss provisions had a more significant impact on the Company's earnings and the Company maintained a lower effective tax rate than the Peer Group. Overall, these measures, as well as the expected earnings benefit the Company should realize from the redeployment of stock proceeds into interest-earning assets net of the additional expenses associated with the stock benefit plans, indicate that the Company's core earnings were somewhat less favorable to the Peer Group's. Accordingly, the Company's core earnings were considered a somewhat negative factor in our adjustment for the Company's profitability growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that the degree of volatility associated with the Company's and the Peer Group's net interest margins were fairly comparable. Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should narrow the current advantages reflected in the Peer Group's ratios. Overall, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a larger factor in the Company's earnings (0.09% of average assets versus 0.05% for the Peer Group), although such levels were not material for both. In terms of future exposure to credit quality related losses, the Company maintained a higher degree of lending diversification into higher risk types of loans. The Company's credit quality measures showed generally similar ratios for non-performing assets and non-performing loans and reserve coverage ratios. Overall, RP Financial concluded that earnings credit risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- o Earnings Growth Potential. Earnings growth facilitated by acquisition related growth was considered to be more favorable for the Company pursuant to the increase in earnings that will be provided by the acquisition of Boardwalk Bancorp (exclusive of merger synergies). Following the infusion of stock proceeds, the Company's earnings growth potential with respect to leverage capacity will be greater than the Peer Group's leverage capacity based on the higher pro forma tangible equity ratio. The Company's similar level of non-interest income implies comparable earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of higher interest rates. Overall, the Company's earnings growth potential appears to be slightly more favorable than the Peer Group's, and, thus, we concluded that this was a positive factor in our adjustment for profitability, growth and viability of earnings.

- o Return on Equity. The Company's pro forma return on equity will be below the comparable averages for the Peer Group and the industry, which will be attributable to a combination of Cape Bancorp's lower pro forma return on assets and higher pro forma capital position on a reported basis. In view of the lower capital growth rate that will be imposed by Cape Bancorp's lower ROE, we concluded that this was a slightly negative factor in the adjustment for profitability, growth and viability of earnings.

Overall, the upward adjustment applied for the Company's earnings growth potential was not completely offset by the neutral adjustments applied for the Company's reported earnings, core earnings and interest rate risk, and slightly negative adjustment for return on equity. Accordingly, RP Financial concluded that a slight downward valuation adjustment was warranted for the Company's profitability, growth and viability of earnings.

3. Asset Growth

Cape Bancorp's asset growth (combined with Boardwalk Bancorp's growth) over the most recent 12 months was higher than the Peer Group's asset growth, and Company has reported higher loan growth than the Peer Group over the same time period. On a pro forma basis, the Company's tangible equity-to-assets ratio will be higher than the Peer Group's ratio, indicating greater leverage capacity than maintained by the Peer Group. The expansion of market area and customer base resulting from the acquisitions should also facilitate growth opportunities for the Company, as operations will be conducted in Cape May, Atlantic and Cumberland Counties. On balance, we believe a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Cape Bancorp's primary market area for loans and deposits is considered to be Cape May and Atlantic Counties, and to a lesser extent, Cumberland County, which incorporates the markets served by Boardwalk Bancorp as well. Cape May County is a relatively moderate growth county in terms of population and household income since 2000, with such growth falling slightly below the comparable New Jersey and U.S. growth rates, while Atlantic County has reported higher growth rates in excess of the comparable averages. Both counties contain relatively strong economies, and serve as tourism and recreation destinations, with the attraction of the ocean and related lifestyle. Household incomes for both market area counties are similar to national averages, but below the comparable respective measures for New Jersey.

Overall, the markets served by the Peer Group companies were viewed as having fairly comparable growth characteristics as the Company's primary market area. On average, the Peer Group companies serve markets with higher population bases as Cape May County, which were growing at a slightly higher pace. The primary market areas served by the Peer Group companies had average and median per capita income measures that were lower than Cape May County's per capita income, while per capita income as a percent of the state average was higher for the Peer Group companies compared to Cape May County's per capita income as a percent of New Jersey's per capita income. The average and median deposit market shares maintained by the Peer Group companies was noticeably lower than the Company's market share of deposits in Cape May County. In general, the degree of competition faced by the Peer Group companies was viewed as being fairly comparable to the Company's competitive environment. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, Cape May County's June 2007 unemployment rate was consistent with the majority of unemployment rates indicated for the markets served by the Peer Group companies. On balance, we concluded that a slight upward adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
Cape Bancorp, Inc. and the Peer Group Companies (1)

	County	June 2007 Unemployment
Cape Bancorp, Inc. - NJ	Cape May	4.6%
The Peer Group		4.3%
American Bancorp – NJ	Essex	5.3
Benjamin Franklin Bancorp, Inc.-MA	Norfolk	4.4
Fidelity Bancorp, Inc. - PA	Allegheny	3.2
First Keystone Financial, Inc. - PA	Delaware	4.5
Harleysville Savings Fin. Corp. – MD	Montgomery	3.4
OceanFirst Financial Corp.-NJ	Ocean	4.1
Pamrapo Bancorp, Inc. - NJ	Hudson	3.7
Provident Financial Services, Inc.-NJ	Hudson	5.3
TF Financial Corp. – PA	Bucks	5.5
Willow Financial Bancorp - PA	Chester	4.0

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Nine out of the ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.44% to 5.08%. The average dividend yield on the stocks of the Peer Group institutions equaled 3.02% as of August 31, 2007. As of August 31, 2007, approximately 82% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.84%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company has not established a definitive dividend policy prior to converting, the Company will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group companies trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $31.4 million to $1.1 billion as of August 31, 2007, with average and median market values of $202.7 million and $99.1 million, respectively. The shares issued and outstanding to the shareholders of the Peer Group members ranged from 2.4 million to 63.4 million, with average and median shares outstanding of 12.9 million and 6.5 million, respectively. The Company's pro forma market value will be between the average and median market values of the Peer Group, while shares outstanding for the Company will above all but one of the Peer Group companies. The Company's stock will be quoted on the NASDAQ Global Market System following the stock offering. Overall, we anticipate that the Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Cape Bancorp: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in New Jersey. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Stocks traded in a narrow range before strengthening at the end of August 2006 and into early-September, as oil prices dropped below $70 a barrel for the first time in two months and the unemployment rate for August dropped to 4.7%. The Dow Jones Industrial Average ("DJIA") moved to a four-month high in mid-September, with further declines in oil prices and the Federal Reserve's decision to leave rates unchanged helping to sustain the positive trend. Stocks retreated modestly heading into late-September, as investors reacted negatively to an economic report showing a slow down in business activity in the Mid-Atlantic region. Lower oil prices and a strong consumer sentiment report helped stocks to rally at the close of the third quarter.

The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October. Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 mark. The DJIA closed above 12000 heading into late-October 2006, with optimism about corporate earnings, the Federal Reserve's decision to hold rates steady and lower oil prices sustaining the rally. Despite a slight pullback at the end of October, the 3.4% gain in the DJIA for October was the best monthly gain since November 2005. Stocks continued to edge lower at the beginning of November, but then rebounded strongly in mid-November. Favorable inflation data reflected in wholesale and consumer prices for October, merger news and upbeat comments by the Federal Reserve about interest rates were factors that contributed to the rally in the broader market. Stocks traded in a narrow range ahead of the holiday shopping season in late-November. After posting a big one day loss in late-November on concerns about retail sales, lower oil prices, merger news and favorable economic reports provided a boost to stocks in early-December. The DJIA traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year.

Lower oil prices helped to sustain the positive trend in stocks at the start of 2007, which was followed by a mild pullback due to weakness in technology stocks. Optimism about the economy and some favorable earnings reports helped to lift the DJIA to a record high heading into late-January 2007, which was followed by a one day sell-off on a weak housing report and concerns about higher rates. Stocks surged higher at the end of January 2007, as the Federal Reserve's late-January meeting concluded with no change in rates. The broader stock market traded in a narrow range in early-February and then the DJIA rallied to a new record in mid-February. Comments by the Federal Reserve Chairman that helped to alleviate concerns of higher rates, as well as lower oil prices, were factors that contributed to the mid-February rally. Comparatively, higher oil prices contributed to a downturn in stocks heading into late-February. A sell-off in China's stock market turned into a global market sell-off, as the DJIA plunged over 400 points on February 27th.

Stocks recovered some of the losses from the one day sell-off in early-March 2007, as the broader stock market benefited from a rebound in China's stock market. Mounting troubles for subprime mortgage lenders and weak economic data fueled a sharp downturn in the broader stock market in mid-March. Following the sell-off, merger announcements, rallies in overseas markets and a drop in oil prices supported a rebound in the broader stock market ahead of the March meeting of the Federal Reserve. The Federal Reserve's decision to hold rates steady further strengthened the rebound in the stock market as investors were buoyed by the Federal Reserve's assessment that the economy would continue to expand at a moderate pace. Stocks fluctuated at the close of the first quarter on mixed economic data.

Signs of an improving housing market provided a boost to the stock market at the start of the second quarter 2007, with news of an increase in an index of pending existing home sales during February supporting a one-day gain of more than 120 points in the DJIA. News of

Iran's release of British hostages, lower oil prices and a favorable March employment report also contributed to the broader market gains in early-April. The broader market rally continued through most of April, as merger news and strong corporate profits lifted the DJIA above a close of 13000 in late-April. For the month of April, the DJIA closed up 5.7%. Stronger than expected manufacturing data and lower oil prices helped to propel the DJIA to five consecutive record highs in early-May. Following a sharp one day sell-off on a weak retail sale report for April, the positive trend in the broader stock market continued into mid-May. A new wave of corporate deals, lower oil prices and a stronger than expected reading for May consumer confidence were noted factors that help to sustain the rally. Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China's stock market. Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June. Stocks generally traded lower in the second half of June on continued inflation concerns, as well as higher oil prices and weakness in the housing market.

The broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at record highs in mid-July. A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally. A favorable second quarter earnings report by IBM helped the DJIA close above the 14000 mark heading into late-July, which was followed a general downturn in stocks during late-July and early-August. Stocks were driven lower by fears that the housing slump was spreading to the broader economy and concerns of a widening credit crunch prompted by home mortgage lenders cutting off credit or raising rates for a growing number of borrowers. The stock market turned highly volatile in mid-August, reflecting mixed economic news and the ongoing fallout from the credit crisis. Volatility in the stock market continued to prevail through the end of August, based on concerns about the impact of the credit crunch on the economy and speculation about whether or not the Federal Reserve would cut rates at the September meeting. As an indication of the general trends in the nation's stock markets over the past year, as of August 31, 2007 the DJIA closed at 13357.74 an increase of 17.4% from one year ago and an increase of 7.2% year-to-date, and the NASDAQ closed at 2596.36 an increase of 18.9% from one year ago and an increase of 7.5% year-to-date. The Standard & Poors 500

Index closed at 1473.99 on August 31 2007 an increase of 13.1% from one year ago and an increase of 3.9% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have underperformed the broader stock market. Thrift stocks trended lower in late-August 2006 reflecting concerns of a slowdown in housing, while a favorable August employment report provided a boost to the thrift sector at the beginning of September. Inflationary fears prompted a brief sell-off in thrift stocks heading into mid-September, which was followed by a rebound as falling oil prices benefited stocks in general.

Thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates. Acquisition news and strength in the broader market sustained the upward trend in thrift stocks into mid-October. Thrift stocks sold off with the broader market at the end of October and into early-November, as economic data showing slower growth raised concerns for some investors. Strength in the broader market supported a rebound in thrift stocks ahead of the national elections. Favorable inflation data boosted thrifts stocks along with the broader market in mid-November. Weaker than expected housing data pressured thrift stocks lower heading into late-November. Merger news, including Bank of New York's announced merger with Mellon Financial Corp., sparked gains in thrift stocks in early-December 2006. Thrift stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat report on home sales helped thrift and bank stocks participate in the broader market rally in late-December.

Thrift stocks traded lower at the beginning of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates. Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve meeting provided for a choppy trading market for thrift issues in mid- and late-January. Thrift stocks posted gains in late-January and early-February, as thrift investors reacted favorably to the Federal Reserve's decision to hold rates steady. While the DJIA moved to a new high in mid-February, thrift stocks traded in a narrow range heading into late-February. The late-February sell-off triggered by the downturn in China's stock market hit thrift stocks as well. Selling pressure in thrift stocks increased during the first half of March, as mortgage lenders in general were hurt by the deterioration in market conditions for subprime mortgage lenders. In mid-March, the Mortgage Bankers Association reported that subprime mortgage delinquencies rose to a four year high during the fourth quarter of 2006. Thrift stocks participated in the broader stock market rally following the Federal Reserve's decision to hold rates steady at its March meeting, based on expectations that the economy would continue to expand at a moderate pace. Thrift stocks pulled back in late-March, as lenders were hurt by news that sales of new homes fell for the second straight month in February and consumer confidence dropped in March.

A favorable report on February pending existing home sales sparked gains in thrift stocks at the start of the second quarter of 2007. In contrast to the broader market, thrift stocks trended lower in mid-April as a weak housing market and the overhang of problems in the subprime lending market continued to weigh on the thrift sector. Some positive earnings reports helped to boost thrift stocks heading into the second half of April, but the rally did not match gains posted in the broader market. A late-April report showing a decline in home sales in March served to dampen enthusiasm for thrift stocks, while news of Bank of America's $21 billion proposed acquisition of LaSalle Bank Corp. had little impact on trading activity among thrift and bank stocks. Thrift stocks headed higher along with the broader stock market in early-May, but did not sustain the upward momentum into mid-May. A disappointing report on the outlook for the housing market weighed on the thrift sector in mid-May, with the National Association of Home Builders report projecting that home sales and housing production would not begin to improve until late in 2007. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates. Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June.

The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor and Moody's announced plans to downgrade securities backed by subprime mortgages. Bargain hunting and strength in the broader market supported a brief rebound in thrift stocks in mid-July, which was followed a sharp sell off on fears of spreading subprime problems and some second quarter earnings reports showing deterioration in credit quality. A disappointing second quarter earnings report by Countrywide Financial and a larger-than-expected decline in new home sales knocked thrift equities lower in late-July. The downturn in thrift stocks continued into the beginning of August on news that American Home Mortgage Investment Corp. was shutting down operations due to liquidity problems. Thrift stocks participated in the volatility exhibited in the broader market volatility in mid-August, but, in general, the downward trend in thrift equities continued during the first half of August. Thrift equities benefited from the mid-August discount rate cut by the Federal Reserve and then fluctuated along with the broader market through the end of August based on speculation over the outcome of the Federal Reserve's next meeting. On August 31, 2007, the SNL Index for all publicly-traded thrifts closed at 1,537.5 a decrease of 8.7% from one year ago and a decrease of 16.0% year-to-date. The SNL MHC Index closed at 3,516.6 on August 31, 2007, an increase of 4.1% from one year ago and a decrease of 9.2% year-to-date.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with fewer offerings being oversubscribed and typically reflecting only modest price appreciation or, in some cases, trading below their IPO prices in initial after market trading activity. As shown in Table 4.2, two standard conversions, one second-step conversion and three mutual holding company offerings were completed during the past three months. The standard conversion offerings are considered to be more relevant for purposes of our analysis. One of the standard conversion offerings were closed at the top of the super range and one was closed between the maximum and supermaximum of the valuation range. Of the two standard conversion offerings, Louisiana Bancorp's offering was considered to be more comparable to the Company's offering. Quaint Oak Bancorp is a significantly smaller institution than Cape Bancorp, and the offering totaled only $13.9 million. Louisiana Bancorp had pre-conversion assets of $216 million and raised gross proceeds of $63.5 million. Louisiana Bancorp's closing pro forma price/tangible book ratio equaled 75.5%, and Louisiana Bancorp's stock price increased 9.5% in the first day of trading, by 4.0% after the first week of trading, and closed 8.6% above the IPO price as of August 31, 2007.

Shown in Table 4.3 are the current pricing ratios for the two companies that have completed fully-converted offerings during the past three months and are traded on NASDAQ or an Exchange. One of the offerings was a second-step conversions (Abington Bancorp), thereby placing an upward bias on the P/TB ratio compared to the standard conversion offering (Louisiana Bancorp). The current average P/TB ratio of the publicly-traded recent conversions equaled 88.98%.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Cape Bancorp's stock price of recently completed and pending acquisitions of other savings institutions operating in New Jersey. As shown in Exhibit IV-4, there were four New Jersey thrift acquisitions completed between the beginning of 2003 through year-to-date 2007 and there is currently one acquisition pending of a New Jersey savings institutions (merger data excludes mutual mergers).

4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases					Pro Forma Data						IPO Price	Post-IPO Pricing Trends							
			Financial Info.		Asset Quality								% Off Incl. Fdn.					Pricing Ratios(3)			Financial Charac.				Closing Price:							
													Benefit Plans																			
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 8/31/07 ($)	% Change (%)
Standard Conversions																																
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	$ 216	13.74%	0.12%	652%	$ 63.5	100%	120%	2.3%	N.A.	N.A.	8.0%	4.0%	10.0%	3.4%	0.00%	75.5%	31.5x	23.5%	0.7%	31.1%	2.4%	$10.00	$10.95	9.5%	$10.40	4.0%	$10.91	9.1%	$10.86	8.6%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	$ 61	7.96%	1.46%	64%	$ 13.9	100%	132%	4.0%	N.A.	N.A.	8.0%	4.0%	10.0%	6.1%	0.00%	84.1%	20.3x	19.1%	0.9%	22.3%	4.2%	$10.00	$9.80	-2.0%	$9.30	-7.0%	$8.90	-11.0%	$9.00	-10.0%
Averages - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.91	-0.9%	$9.93	-0.7%
Medians - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.91	-0.9%	$9.93	-0.7%
Second Step Conversions																																
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.25	-7.5%	$9.59	-4.1%
Averages - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.25	-7.5%	$9.59	-4.1%
Medians - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.25	-7.5%	$9.59	-4.1%
Mutual Holding Company Conversions																																
FSB Community Bncshrs, Inc., NY*	8/15/07	FSBC-OTCBB	$ 151	9.05%	0.03%	700%	$ 8.4	47%	85%	10.2%	N.A.	N.A.	8.3%	4.2%	10.4%	3.2%	0.00%	88.5%	166.7x	11.3%	0.1%	12.8%	0.6%	$10.00	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.75	-12.5%
Beneficial Mutual Bancorp, Inc., PA	7/16/07	BNCL-NASDAQ	$ 3,483	11.44%	0.50%	207%	$ 236.1	44%	132%	1.3%	C/S	500K/4.02%	8.8%	4.4%	11.1%	1.3%	0.00%	97.6%	44.9x	20.2%	0.3%	12.2%	2.0%	$10.00	$9.21	-7.9%	$9.38	-6.2%	$8.70	-13.0%	$9.50	-5.0%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	$ 124	7.04%	0.39%	167%	$ 10.7	45%	132%	6.5%	N.A.	N.A.	8.7%	4.4%	10.9%	4.2%	0.00%	82.6%	23.9x	16.6%	0.7%	13.1%	4.9%	$10.00	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.25	-17.5%
Averages - Mutual Holding Company Conversions:			$ 1,253	9.18%	0.31%	358%	$ 85.1	45%	117%	6.0%	NA	NA	8.6%	4.3%	10.8%	2.9%	0.00%	89.5%	78.5x	16.0%	0.3%	12.7%	2.5%	$10.00	$9.74	-2.6%	$9.79	-2.1%	$8.73	-12.7%	$8.83	-11.7%
Medians - Mutual Holding Company Conversions:			$ 151	9.05%	0.39%	207%	$ 10.7	45%	132%	6.5%	NA	NA	8.7%	4.4%	10.9%	3.2%	0.00%	88.5%	44.9x	16.6%	0.3%	12.8%	2.0%	$10.00	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.75	-12.5%
Averages - All Conversions:			$ 831	10.23%	0.46%	343%	$78.7	66%	115%	4.7%	NA	NA	8.2%	4.1%	10.3%	3.8%	0.25%	88.5%	52.4x	18.9%	0.6%	18.9%	3.0%	$10.00	$9.93	-0.7%	$9.82	-1.8%	$9.21	-7.9%	$9.33	-6.8%
Medians - All Conversions:			$ 184	10.25%	0.32%	187%	$38.7	52%	126%	3.8%	NA	NA	8.2%	4.1%	10.2%	3.8%	0.00%	88.3%	29.4x	19.7%	0.7%	17.6%	3.1%	$10.00	$9.90	-1.0%	$9.92	-0.8%	$8.83	-11.8%	$9.25	-7.5%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

August 31, 2007

Table 4.3
Market Pricing Comparatives
Prices As of August 31, 2007

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
																Reported		Core		
	Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	$16.62	$412.92	$0.74	$13.46	19.98x	130.64%	16.46%	149.42%	20.74x	$0.41	2.34%	35.99%	$3,139	12.57%	0.60%	0.53%	5.04%	0.48%	4.70%
Special Selection Grouping (8)	$10.23	$151.74	$0.29	$11.62	36.15x	88.98%	23.90%	88.98%	36.15x	$0.09	0.94%	36.00%	$660	27.17%	0.26%	0.70%	3.40%	0.70%	3.40%
Special Comparative Group (8)																			
ABBC Abington Bancorp, Inc. of PA	$9.59	$234.57	$0.25	$9.99	38.36x	96.00%	22.34%	96.00%	38.36x	$0.18	1.88%	72.00%	$1,050	23.27%	0.26%	0.65%	4.38%	0.65%	4.38%
LABC Louisiana Bancorp, Inc. of LA	$10.86	$68.92	$0.32	$13.25	33.94x	81.96%	25.47%	81.96%	33.94x	$0.00	0.00%	0.00%	$271	31.07%	NA	0.75%	2.42%	0.75%	2.42%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Months (no MHC).

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The recent acquisition activity involving New Jersey savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Cape Bancorp's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Cape Bancorp's stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in the overall thrift market, the new issue market including the new issue market for conversions and the acquisition market. We placed the greatest weight for this adjustment on the significant sell-off in financial stocks in the months leading up to the valuation date and the aftermarket trading results of recent conversion transactions where most of the recent offerings are currently trading below their IPO prices. For these reasons, we applied a moderate downward adjustment in the valuation to for the marketing of the issue factor.

8. Management

Cape Bancorp's management team appears to have experience and expertise in all of the key areas of the Company's operations. The directors and staff that will be added through the acquisition of Boardwalk Bancorp will serve to strengthen personnel depth and expertise. Immediately following the acquisition of Boardwalk Bancorp, three members of Boardwalk Bancorp's Board of Directors will be appointed to the Company's Board of Directors. The composition of the Company's executive management will also change immediately following the acquisition of Boardwalk Bancorp as Boardwalk Bancorp's chief lending officer will become the chief lending officer of the combined institution. Exhibit IV-5 provides summary resumes of Cape Bancorp's Board of Directors and senior management following the conversion and acquisition of Boardwalk Bancorp. The Company's recent operating results provide evidence of a well-managed institution that has been successful in the implementation of its business plan. There appears to be a well-defined organizational structure for the merged entity.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS regulated savings and loan holding company, Cape Bancorp will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.4
Cape Bancorp, Inc.
Valuation Adjustments

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Sight Upward
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, and utilized by the FDIC, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Cape Bancorp's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds and the acquisition of Boardwalk Bancorp. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Cape Bancorp's prospectus for offering expenses, reinvestment rate, effective tax rate, purchase accounting adjustments for the acquisition and mergers, the establishment of the foundation and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial's valuation placed an emphasis on the following:

- o P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

- o P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- o P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high

P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above and the dilutive impact of the stock contribution to the Foundation, RP Financial concluded that, as of August 31, 2007, the aggregate pro forma market value of Cape Bancorp's conversion stock, including the stock to-be-issued for the acquisition of Boardwalk and issued to the Foundation, was $147,834,240 at the midpoint, equal to 14,783,424 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings, including the estimated pro forma earnings impact of the acquisition of Boardwalk Bancorp, equaled $4.375 million for the twelve months ended June 30, 2007. In deriving Cape Bancorp's estimated core earnings for purposes of the valuation, the adjustments made to reported earnings were to eliminate net losses on an other than temporary impairment of investments ($1,524,000) and gains on the sale of loans, securities and other assets ($934,000). As shown below, on a tax-effected basis, the Company's core earnings were determined to equal $4.836 million for the twelve months ended June 30, 2007. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 4.5
Cape Bancorp, Inc.
Core Earnings Estimate

	Amount(1) ($000)
Net income - pro forma combined	$4,375
Add: Net losses on other than temporary impairment	1,198
Subtract: Other non-operating gains on sale	(737)
Core earnings estimate	$4,836

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $147.8 million midpoint value equaled 33.70 times and 30.49 times, respectively, indicating premiums of 80.41% and 43.28% relative to the Peer Group's average reported and core earnings multiples of 18.68 times and 21.28 times, respectively (see Table 4.6). In comparison to the Peer Group's median reported and core earnings multiples of 17.05 times and 21.05 times, respectively, the Company's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 97.65% and 44.85%, respectively. The Company's pro forma P/E and P/CE ratios based on reported and core earnings at the super maximum are 38.31 times and 34.88 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Company's pro forma book value taking into account the estimated pro forma impact of the Boardwalk Bancorp acquisition. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $147.8 million midpoint valuation, Cape Bancorp's pro forma P/B and P/TB ratios equaled 76.17% and 107.20%, respectively. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 118.68% and 146.45%, the Company's ratios reflected discounts of 35.82% and 26.80%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios of 110.33% and 141.99%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 30.96% and 24.50%, respectively. The Company's pro forma P/B and P/TB ratios at the super maximum equaled 81.51% and 109.40%, respectively.

Table 4.6
Public Market Pricing
Cape Bancorp, Inc. of NJ and the Comparables
As of August 31, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Offering Size ($Mil)
Cape Bancorp, Inc. of NJ																				
Superrange	$10.00	$179.58	$0.29	$12.27	38.31x	81.51%	15.41%	109.40%	34.88x	$0.00	0.00%	0.00%	$1,166	18.90%	0.37%	0.40%	2.13%	0.44%	2.34%	121.70
Maximum	$10.00	$162.60	$0.31	$12.69	35.92x	78.82%	14.12%	108.32%	32.60x	$0.00	0.00%	0.00%	$1,151	17.91%	0.38%	0.39%	2.19%	0.43%	2.42%	105.80
Midpoint	$10.00	$147.83	$0.33	$13.13	33.70x	76.17%	12.98%	107.20%	30.49x	$0.00	0.00%	0.00%	$1,139	17.04%	0.38%	0.39%	2.26%	0.43%	2.50%	92.00
Minimum	$10.00	$133.07	$0.35	$13.67	31.33x	73.16%	11.81%	105.86%	28.26x	$0.00	0.00%	0.00%	$1,127	16.14%	0.39%	0.38%	2.34%	0.42%	2.59%	78.20
All Public Companies(7)																				
Averages	$16.62	$412.92	$0.74	$13.46	19.98x	130.64%	16.46%	149.42%	20.74x	$0.41	2.34%	35.99%	$3,139	12.57%	0.60%	0.53%	5.04%	0.48%	4.70%	
Medians	$14.14	$91.89	$0.48	$11.55	17.89x	120.79%	13.46%	136.61%	19.09x	$0.34	2.39%	40.68%	$778	10.67%	0.37%	0.55%	4.54%	0.54%	4.58%	
All Non-MHC State of NJ(7)																				
Averages	$15.56	$1,814.67	$0.62	$11.10	21.33x	144.77%	17.22%	166.70%	22.78x	$0.53	3.22%	63.06%	$9,804	12.59%	0.44%	0.53%	3.94%	0.60%	5.39%	
Medians	$16.80	$216.32	$0.71	$10.04	21.00x	153.39%	17.32%	168.48%	23.70x	$0.44	2.62%	31.31%	$1,978	11.72%	0.38%	0.79%	4.97%	0.77%	5.77%	
Comparable Group Averages																				
Averages	$16.01	$202.74	$0.79	$13.83	18.68x	118.68%	12.32%	146.45%	21.28x	$0.51	3.02%	39.14%	$1,447	10.56%	0.45%	0.48%	4.83%	0.52%	5.49%	
Medians	$15.42	$99.13	$0.73	$13.24	17.05x	110.33%	11.91%	141.99%	21.05x	$0.51	3.23%	45.20%	$753	9.60%	0.46%	0.50%	4.75%	0.50%	5.55%	
Comparable Group																				
ABNJ American Bancorp of NJ	$11.10	$138.41	$0.07	$8.50	NM	130.59%	24.62%	130.59%	NM	$0.16	1.44%	NM	$562	18.85%	NA	0.19%	0.86%	0.16%	0.75%	
BFBC Benjamin Franklin Bancorp Inc. of MA	$13.38	$108.19	$0.59	$13.28	29.73	100.75%	12.07%	152.91%	22.68x	$0.24	1.79%	40.68%	$896	11.98%	0.33%	0.40%	3.35%	0.53%	4.39%	
FSBI Fidelity Bancorp, Inc. of PA	$16.00	$47.84	$1.17	$15.36	11.43	104.17%	6.58%	110.73%	13.68x	$0.56	3.50%	47.86%	$727	6.32%	NA	0.57%	9.38%	0.48%	7.84%	
FKFS First Keystone Financial, Inc. of PA	$12.90	$31.37	$0.35	$14.00	NM	92.14%	5.98%	92.14%	36.86x	$0.00	0.00%	0.00%	$525	6.49%	0.49%	0.13%	2.14%	0.16%	2.68%	
HARL Harleysville Savings Fin. Corp. of PA	$14.83	$57.13	$0.84	$12.73	17.05	116.50%	7.34%	116.50%	17.65x	$0.68	4.59%	NM	$778	6.30%	0.06%	0.44%	6.88%	0.42%	6.64%	
OCFC OceanFirst Financial Corp. of NJ	$17.56	$216.32	$0.74	$10.04	NM	174.90%	10.94%	174.90%	23.73x	$0.80	4.56%	NM	$1,978	6.25%	0.92%	-0.08%	-1.32%	0.44%	6.99%	
PBCI Pamrapo Bancorp, Inc. of NJ	$18.10	$90.07	$1.07	$11.80	16.16	153.39%	14.15%	153.39%	16.92x	$0.92	5.08%	NM	$636	9.23%	0.60%	0.87%	9.43%	0.83%	9.01%	
PFS Provident Financial Serv. Inc. of NJ	$16.80	$1,065.94	$0.71	$16.40	21	102.44%	17.32%	206.13%	23.66x	$0.44	2.62%	61.97%	$6,155	16.91%	0.15%	0.87%	4.97%	0.77%	4.41%	
THRD TF Financial Corp. of Newtown PA	$27.05	$78.04	$1.77	$22.95	14.7	117.86%	11.75%	126.58%	15.28x	$0.80	2.96%	45.20%	$664	9.97%	0.42%	0.80%	8.10%	0.77%	7.79%	
WFBC Willow Financial Bancorp Inc. of PA	$12.42	$194.07	$0.59	$13.20	20.7	94.09%	12.49%	200.65%	21.05x	$0.46	3.70%	NM	$1,553	13.28%	0.59%	0.60%	4.53%	0.59%	4.45%	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the comparatively lower pro forma return on equity resulting from the Company's lower pro forma earnings and higher pro forma capital position and the resulting pricing ratios under the earnings and assets approaches.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base taking into account the estimated pro forma impact of the Boardwalk Bancorp acquisition and conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the midpoint of the valuation range, Cape Bancorp's value equaled 12.98% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 12.32%, which implies a premium of 5.36% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 11.91%, the Company's pro forma P/A ratio at the midpoint value indicated a premium of 8.98%. The Bank's P/A ratio at the super maximum equaled 15.41%.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, two standard conversion offerings have been completed within the past three months. In comparison to the average closing pro forma price/tangible book ratio of 79.8% for the two recent standard conversion offerings, the Company's P/TB ratio of 107.2% at the midpoint value reflects an implied premium of 34.3%. The average current P/TB ratio for the two recent standard conversions offered, based on its closings stock price as of August 31, 2007, equaled 89.0%. In comparison to average current P/TB ratio for the recent standard conversions, the Company's P/TB ratio at the midpoint value reflects an implied premium of 20.5%.

Valuation Conclusion

It is our opinion that, as of August 31, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion – including: (1) the $101.0 million cash and stock acquisition of Boardwalk Bancorp, including the 4,939,424 merger shares issued to Boardwalk Bancorp's shareholders and (2) the 644,000 shares of common stock contributed to the Foundation – was $147,834,240 at the midpoint, equal to 14,783,424 shares at a per share value of $10.00.

Based on the foregoing valuation, the corresponding range of shares and values are as follows:

	Offering Shares	Merger Shares	Foundation Shares	Total Shares
Shares				
Super maximum	12,167,000	4,939,424	851,690	17,958,114(1)
Maximum	10,580,000	4,939,424	740,600	16,260,024
Midpoint	9,200,000	4,939,424	644,000	14,783,424
Minimum	7,820,000	4,939,424	547,400	13,306,824
Market Value				
Super maximum	$121,670,000	$49,394,240	$8,516,900	$179,581,140(1)
Maximum	105,800,000	49,394,240	7,406,000	162,600,240
Midpoint	92,000,000	49,394,240	6,440,000	147,834,240
Minimum	78,200,000	49,394,240	5,474,000	133,068,240

(1) Under certain circumstances, if the outstanding options to purchase shares of Boardwalk Bancorp are executed prior to closing, pursuant to the merger agreement, up to 5,423,094 shares could be issued in the merger. Combined with the offering shares and foundation shares at the supermaximum, the total shares resulting from the transaction could be increased to 18,441,784 shares and the pro forma market value would be $184,417,840. This increased number of shares and market value is not inconsistent with the valuation conclusion.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Cape Bancorp, Inc.
Map of Office Locations

Cape Savings Bank and Boardwalk Bancorp Combined Branch Network

Vineland
Estell Manor
Woodbine
Absecon
Brigantine
Pleasantville
Northfield
Ventnor City
Atlantic City
Linwood
Somers Point
Corbin City
Longport
Sea Isle City
Avalon
Stone Harbor
North Wildwood
Wildwood Crest
West Cape May
Cape May Point
Cape May

0 10mi

Branches

- ● Boardwalk Bancorp, Inc. (7 branches)
- ○ Cape Savings Bank (13 branches)

EXHIBIT I-2

Cape Bancorp, Inc.

Audited Financial Statements

EXHIBIT I-3
Cape Bancorp, Inc.
Key Operating Ratios

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
Selected Financial Ratios and Other Data:							
Performance Ratios:							
Return on assets (ratio of net income to average total assets) [4]	0.68%	0.78%	0.84%	0.80%	0.83%	0.90%	0.96%
Return on equity (ratio of net income to average equity) [4]	5.91%	7.13%	7.58%	7.20%	7.39%	8.00%	8.73%
Average interest rate spread [1][4]	2.96%	3.22%	3.14%	3.48%	3.78%	3.84%	3.94%
Net interest margin [2][4]	3.43%	3.59%	3.56%	3.77%	4.00%	4.07%	4.06%
Efficiency ratio [3][4]	72.34%	71.54%	68.47%	69.11%	67.24%	65.69%	64.69%
Non-interest expense to average total assets [4]	2.78%	2.83%	2.74%	2.81%	2.82%	2.89%	2.88%
Average interest-earning assets to average interest-bearing liabilities	115.66%	114.89%	115.73%	115.04%	114.58%	113.20%	104.06%
Asset Quality Ratios:							
Non-performing assets to total assets	0.52%	0.13%	0.62%	0.49%	0.23%	0.38%	0.31%
Non-performing loans to total loans	0.71%	0.18%	0.84%	0.68%	0.34%	0.55%	0.36%
Allowance for loan losses to non-performing loans	122.37%	499.87%	105.20%	134.52%	289.86%	160.30%	190.20%
Allowance for loan losses to total loans	0.87%	0.90%	0.89%	0.91%	0.98%	0.88%	0.69%
Capital Ratios:							
Total capital (to risk-weighted assets)	17.99%	17.28%	17.59%	17.54%	18.30%	18.07%	17.72%
Tier I capital (to risk-weighted assets)	17.00%	16.28%	16.59%	16.53%	17.22%	17.11%	16.93%
Tier I capital (to average assets)	11.29%	10.74%	11.00%	10.89%	10.93%	11.13%	11.11%
Equity to assets	11.55%	10.88%	11.31%	11.05%	11.16%	11.22%	11.22%
Other Data:							
Number of full service offices	13	13	13	13	13	13	13
Full time equivalent employees	136	137	132	132	134	131	134

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents non-interest expense divided by the sum of net interest income and non-interest income.
(4) Ratios for the six-month periods are annualized.

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-4
Cape Bancorp, Inc.
Investment Portfolio Composition

	At June 30, 2007		At December 31, 2006		At December 31, 2005		At December 31, 2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Investment securities held to maturity:								
Municipal bonds	$ 17,049	$ 16,765	$ 13,936	$ 13,839	$ 11,221	$ 11,163	$ 13,858	$ 14,091
U.S. Government and agency obligations	1,000	977	1,000	976	1,000	975	1,000	1,000
Mortgage-backed securities:								
Ginnie Mae pass-through certificates	60	61	76	77	130	134	205	214
Freddie Mac pass-through certificates	4,867	4,861	3,998	3,982	1,926	1,946	1,224	1,279
Fannie Mae pass-through certificates	13,002	12,645	13,084	12,928	8,395	8,322	8,082	8,220
Collateralized mortgage obligations	7,218	7,092	6,637	6,575	2,962	2,875	7,136	7,016
Total securities held-to-maturity	$ 43,196	$ 42,401	$ 38,731	$ 38,377	$ 25,634	$ 25,415	$ 31,505	$ 31,820

	At June 30, 2007		At December 31, 2006		At December 31, 2005		At December 31, 2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Investment securities available for sale:								
Debt Securities:								
U.S. Government and agency obligations	$ 24,694	$ 24,571	$ 24,997	$ 24,794	$ 33,246	$ 32,655	$ 34,244	$ 34,011
Corporate bonds	3,012	3,005	8,270	8,244	12,693	12,598	16,555	16,494
Equity securities	247	223	247	224	4,510	4,391	7,059	6,977
Mortgage-backed securities:								
Ginnie Mae pass-through certificates	1,216	1,222	1,429	1,424	2,075	2,066	2,978	3,001
Freddie Mac pass-through certificates	13,726	13,695	10,931	10,908	7,889	7,759	10,786	10,713
Fannie Mae pass-through certificates	14,326	14,361	16,851	16,890	10,981	10,861	14,280	14,256
Total securities available-for-sale	$ 57,221	$ 57,077	$ 62,725	$ 62,484	$ 71,394	$ 70,330	$ 85,902	$ 85,452

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-5
Cape Bancorp, Inc.
Yields and Costs

	At June 30, 2007	For the Six Months Ended June 30,					
		2007			2006		
	Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/ Rate [1]	Average Outstanding Balance	Interest	Average Yield/ Rate [1]
		(Dollars in thousands)					
Interest-earning assets:							
Loans	6.89%	$ 453,354	$ 15,431	6.81%	$ 424,591	$ 14,187	6.68%
Investments [2]	4.32	59,920	1,489	4.97	76,673	1,552	4.05
Mortgage-backed securities	5.17	52,872	1,313	4.97	42,270	934	4.42
Total interest-earning assets [2]	6.43	566,146	18,233	6.44	543,534	16,673	6.14
Non-interest-earning assets	—	43,975	-		44,538	-	
Total assets		$ 610,121	$ 18,233		$ 588,072	$ 16,673	
Interest-bearing liabilities:							
Savings accounts	1.73	$ 77,965	$ 575	1.48	$ 92,342	$ 662	1.43
NOW and money market	2.76	147,466	1,869	2.53	136,307	1,397	2.05
Certificates of deposit	4.61	172,821	3,862	4.47	161,687	3,034	3.75
Total deposits	3.34	398,252	6,306	3.17	390,336	5,093	2.61
Federal Home Loan Bank borrowings	4.73	91,249	2,216	4.86	82,751	1,815	4.39
Total interest-bearing liabilities	3.53	489,501	8,522	3.48	473,087	6,908	2.92
Non-interest-bearing liabilities:							
Demand deposits		43,244			44,459		
Other liabilities		7,341			5,904		
Total liabilities		540,086	8,522		523,450	6,908	
Equity		70,035	—		64,622	—	
Total liabilities and equity		$ 610,121	$ 8,522		$ 588,072	$ 6,908	
Net interest income			$ 9,711			$ 9,765	
Net interest rate spread [3]				2.96%			3.22%
Net interest-earning assets [4]		$ 76,645			$ 70,447		
Net interest margin [5]				3.43%			3.59%
Average interest-earning assets to interest-bearing liabilities				115.66%			114.89%
Less: tax equivalent adjustment			(142)			(101)	
Net interest income			9,569			9,664	

(footnotes on following page)

EXHIBIT I-5(continued)
Cape Bancorp, Inc.
Yields and Costs

	For the Years Ended December 31,								
	2006			2005			2004		
	Average Outstanding Balance	Interest	Average Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans	$ 432,303	$ 29,237	6.76%	$ 391,837	$ 24,585	6.27%	$ 354,641	$ 21,769	6.14%
Investments [2]	74,052	3,183	4.30	76,705	2,796	3.65	72,668	2,265	3.12
Mortgage backed securities	46,571	2,150	4.62	38,155	1,423	3.73	44,485	1,642	3.69
Total interest-earning assets [2]	552,926	34,570	6.25	506,697	28,804	5.68	471,794	25,676	5.44%
Non-interest-earning assets	43,889	–		45,735	–		41,831	–	
Total assets	$ 596,815	$ 34,570		$ 552,432	$ 28,804		$ 513,625	$ 25,676	
Interest-bearing liabilities:									
Savings accounts	$ 88,715	$ 1,272	1.43	$ 101,593	$ 1,173	1.15	$ 108,259	$ 722	0.67
NOW and money market	139,645	3,092	2.21	126,156	1,566	1.24	112,075	685	0.61
Certificates of deposit	164,570	6,592	4.01	150,378	4,704	3.13	145,085	3,996	2.75
Total deposits	392,930	10,956	2.79	378,127	7,443	1.97	365,419	5,403	1.48
Federal Home Loan Bank borrowings	84,860	3,919	4.62	62,316	2,248	3.61	46,341	1,413	3.05
Total interest-bearing liabilities	477,790	14,875	3.11	440,443	9,691	2.20	411,760	6,816	1.66
Non-interest-bearing liabilities:									
Demand deposits	46,802			44,377			39,207		
Other liabilities	6,215			6,209			4,949		
Total liabilities	530,807	14,875		491,029	9,691		455,916	6,816	
Equity	66,008	–		61,403	—		57,709	–	
Total liabilities and equity	$ 596,815	$ 14,875		$ 552,432	$ 9,691		$ 513,625	$ 6,816	
Net interest income		$ 19,695			$ 19,113			$ 18,860	
Net interest rate spread [3]			3.14%			3.48%			3.78%
Net interest-earning assets [4]	$ 75,136			$ 66,254			$ 60,034		
Net interest margin [5]			3.56%			3.77%			4.00%
Average of interest-earning assets to interest-bearing liabilities			115.73%			115.04%			114.58%
Less: tax equivalent adjustment		(213)			(240)			(224)	
Net interest income		19,482			18,873			18,636	

[1] Yields and rates for the six months ended June 30, 2007 and 2006 are annualized.
[2] Presented on a tax-equivalent basis.
[3] Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
[4] Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
[5] Net interest margin represents net interest income divided by average total interest-earning assets.

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-6
Cape Bancorp, Inc.
Loan Loss Allowance Activity

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
			(Dollars in thousands)				
Balance at beginning of period	$ 4,009	$ 3,792	$ 3,792	$ 3,603	$ 3,057	$ 2,252	$ 2,534
Charge-offs:							
Real estate loans:							
Commercial mortgage	—	—	—	—	—	(19)	(732)
Residential mortgage	—	—	—	—	—	—	—
Construction	—	—	—	—	—	—	—
Home equity loans and lines of credit	—	—	—	—	—	—	—
Commercial business loans	(119)	—	—	—	—	—	—
Other consumer loans	(77)	(48)	(128)	(4)	(4)		
Total charge-offs	(196)	(48)	(128)	(4)	(4)	(19)	(732)
Recoveries:							
Real estate loans:							
Commercial mortgage	—	—	—	—	—	—	—
Residential mortgage	—	—	—	—	—	2	—
Construction	—	—	—	—	—	—	—
Home equity loans and lines of credit	—	—	—	—	—	—	—
Commercial business loans	—	—	—	—	—	—	—
Other consumer loans	20	14	33	—	—		—
Total recoveries	20	14	33	—	—	2	—
Net (charge-offs) recoveries	(176)	(34)	(95)	(4)	(4)	(17)	(732)
Provision for loan losses	156	156	312	193	550	822	450
Reclassification to other liabilities for reserve on off-balance sheet items	(56)	—	—	—	—	—	—
Balance at end of period	$ 3,933	$ 3,914	$ 4,009	$ 3,792	$ 3,603	$ 3,057	$ 2,252
Ratios:							
Net charge-offs to average loans outstanding (annualized)	0.08%	0.02%	0.02%	0.01%	0.00%	0.01%	0.23
Allowance for loan losses to non-performing loans at end of period	122.37%	499.87%	105.20%	134.52%	289.86%	160.30%	190.20%
Allowance for loan losses to total loans at end of period	0.87%	0.90%	0.89%	0.91%	0.98%	0.88%	0.69%

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-7
Cape Bancorp, Inc.
Interest Rate Risk Analysis

Change in Interest Rates (basis points) (1)	NPV			Net Interest Income		
	Estimated NPV (2)	Increase (Decrease) in Estimated NPV		Estimated Net Interest Income	Increase (Decrease) in Estimated Net Interest Income	
		Amount	Percent		Amount	Percent
	(Dollars in thousands)					
+300	$ 57,330	$ (7,248)	(11)%	$ 19,655	$ (72)	—%
+200	61,863	(2,715)	(4)	19,677	(50)	—
+100	64,973	395	1	19,765	38	—
0	64,578	—	—	19,727	—	—
-100	64,270	(308)	—	19,438	(289)	(1)
-200	65,126	548	1	18,823	(904)	(5)

(1) Assumes an instantaneous and sustained uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from interest-earning assets and interest-bearing liabilities.

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-8
Cape Bancorp, Inc.
Fixed Rate and Adjustable Rate Loans

	Due After December 31, 2007		
	Fixed Rate	Adjustable Rate	Total
		(In thousands)	
Real estate loans:			
Commercial mortgage	$ 5,918	$ 163,471	$ 169,389
Residential mortgage	140,105	43,386	183,491
Construction	–	10,454	10,454
Home equity loans and lines of credit	26,607	10,283	36,890
Commercial business loans	3,443	3,323	6,766
Other consumer loans	164	652	816
Total loans	$ 176,237	$ 231,569	$ 407,806

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-9
Cape Bancorp, Inc.
Loan Portfolio Composition

	At June 30, 2007		At December 31,									
			2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Real estate loans:												
Commercial mortgage	$ 196,838	43.5%	$ 187,941	41.7%	$ 157,128	37.9%	$ 139,839	38.1%	$ 127,893	36.8%	$ 110,620	34.1%
Residential mortgage	175,796	38.8	183,692	40.7	179,373	43.2	167,321	45.5	164,898	47.5	165,177	50.9
Construction	33,426	7.4	33,820	7.5	32,917	7.9	16,834	4.6	14,619	4.2	11,129	3.4
Home equity loans and lines of credit	36,702	8.1	36,998	8.2	36,472	8.8	36,916	10.1	32,094	9.3	29,011	8.9
Commercial business loans	9,183	2.0	7,773	1.7	8,096	2.0	5,497	1.5	7,020	2.0	7,724	2.4
Other consumer loans	989	0.2	919	0.2	798	0.2	813	0.2	809	0.2	999	0.3
Total loans	$ 452,934	100%	$ 451,143	100%	$ 414,784	100%	$ 367,220	100%	$ 347,333	100%	$ 324,660	100%
Other items:												
Allowance for loan losses	3,933		4,009		3,792		3,603		3,057		2,252	
Deferred loan fees, net	694		755		960		793		856		804	
Total loans, net	$ 448,307		$ 446,379		$ 410,032		$ 362,824		$ 343,420		$ 321,604	

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-9A
Boardwalk Bancorp, Inc.
Loan Portfolio Composition

	December 31, 2006		December 31, 1005	
	Amount	% of Total	Amount	% of Total
	(Dollars in Thousands)			
Residential Mortgage	$ 32,216	11.61%	$ 33,268	13.62%
Construction	26,184	9.44%	28,097	11.50%
Commercial & commercial real estate	208,632	75.20%	173,148	70.88%
Home Equity	8,969	3.23%	7,504	3.07%
Consumer	1,480	0.53%	2,248	0.92%
Overdrawn Accounts	11	0.00%	28	0.01%
Loan Payments in Process	(64)	(0.01)%	—	0.00%
Gross Loans	277,428	100.00%	244,293	100.00%
Deferred Costs, net	38		(56)	
Total Loans	277,466		244,237	
Allowance for loan losses	(3,273)		(2,861)	
Net Loans	$ 274,193		$ 241,376	

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-10
Cape Bancorp, Inc.
Contractual Maturity By Loan Type

	Commercial Mortgage Loans		Residential Mortgage Loans		Construction Loans		Home Equity Loans and Lines of Credit	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
			(Dollars in thousands)					
Due During the Years Ending December 31,								
2007	$ 18,552	8.60%	$ 201	8.73%	$ 23,366	8.93%	$ 108	6.37%
2008	11,034	8.27	346	6.91	10,321	8.44	565	6.20
2009	452	8.20	361	7.05	92	6.88	1,331	5.15
2010 to 2011	704	7.58	431	6.84	—	—	1,817	6.94
2012 to 2016	5,222	7.28	16,983	5.77	41	8.88	7,812	6.71
2017 to 2021	7,731	6.61	42,147	5.51	—	—	25,085	7.47
2022 and beyond	144,246	6.76	123,223	6.03	—	—	280	7.13
Total	$ 187,941	7.05%	$ 183,692	5.90%	$ 33,820	8.77%	$ 36,998	7.18%

	Commercial Business Loans		Other Consumer Loans		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
		(Dollars in thousands)				
Due During the Years Ending December 31,						
2007	$ 1,007	8.46%	$ 103	2.08%	$ 43,337	8.75%
2008	1,274	8.62	27	13.37	23,567	8.30
2009	785	8.73	49	13.34	3,070	6.92
2010 to 2011	1,163	7.84	88	12.23	4,203	7.40
2012 to 2016	3,544	7.78	—	—	33,602	6.44
2017 to 2021	—	—	—	—	74,963	6.28
2022 and beyond	—	—	652	7.30	268,401	6.43
Total	$ 7,773	8.11%	$ 919	7.68%	$ 451,143	6.74%

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-11
Cape Bancorp, Inc.
Non-Performing Assets

	At June 30, 2007	At December 31, 2006	2005	2004	2003	2002
		(Dollars in thousands)				
Non-accrual loans:						
Real estate loans:						
Commercial mortgage	$ 3,079	$ 3,381	$ 2,420	$ 689	$ 1,464	$ 889
Residential mortgage	40	48	—	—	152	207
Construction	—	—	—	—	—	—
Home equity loans and lines of credit	20	—	—	—	—	—
Commercial business loans	56	141	124	129	13	15
Other consumer loans	19	16	10	18	12	20
Total non-accrual loans	3,214	3,586	2,554	836	1,641	1,131
Loans greater than 90 days delinquent and still accruing:						
Real estate loans:						
Commercial mortgage	$ —	$ —	$ —	$ —	$ —	$ —
Residential mortgage	—	225	265	399	266	53
Construction	—	—	—	—	—	—
Home equity loans and lines of credit	—	—	—	8	—	—
Commercial business loans	—	—	—	—	—	—
Other consumer loans	—	—	—	—	—	—
Total loans 90 days and still accruing	—	225	265	407	266	53
Total non-performing loans	3,214	3,811	2,819	1,243	1,907	1,184
Real estate owned	—	—	—	—	—	227
Total non-performing assets	$ 3,214	$ 3,811	$ 2,819	$ 1,243	$ 1,907	$ 1,411
Ratios:						
Non-performing loans to total loans	0.71%	0.84%	0.68%	0.34%	0.55%	0.36%
Non-performing assets to total assets	0.52%	0.62%	0.49%	0.23%	0.38%	0.31%

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-11A
Boardwalk Bancorp, Inc.
Non-Performing Assets

Non-performing assets are defined as accruing loans past due 90 days or more, non-accruing loans, restructured loans and other real estate owned. Non-accrual loans are those where the accrual of interest has ceased. Loans are placed on non-accrual status immediately if, in the opinion of management, collection is doubtful or when principal or interest is past due 90 days or more and collateral is insufficient to cover principal and interest. Interest accrued, but not collected at the date a loan is placed on non-accrual status, is reversed and charged against interest income. Subsequent cash receipts are applied either to the outstanding principal or recorded as interest income, depending on management's assessment of ultimate collectibility of principal and interest. Boardwalk Bank had $480,000 in non-performing loans at December 31, 2006, and none at December 31, 2005.

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-12
Cape Bancorp, Inc.
Deposit Composition

	For the Six Months Ended June 30, 2007			For the Year Ended December 31, 2006		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Non-interest bearing	$ 43,244	9.8%	0.00%	$ 46,802	10.6%	0.00%
Savings accounts	77,965	17.7%	1.48%	88,715	20.2%	1.43%
NOW and money market	147,466	33.4%	2.53%	139,645	31.8%	2.21%
Certificate of deposit	172,821	39.1%	4.47%	164,570	37.4%	4.01%
Total deposits	$ 441,496	100%	2.86%	$ 439,732	100%	2.49%

	For the Years Ended December 31,					
	2005			2004		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Non-interest bearing	$ 44,377	10.5%	0.00%	$ 39,207	9.7%	0.00%
Savings Accounts	101,593	24.0%	1.15%	108,259	26.8%	0.67%
NOW and money market	126,156	29.9%	1.24%	112,075	27.7%	0.61%
Certificate of deposit	150,378	35.6%	3.13%	145,085	35.8%	2.75%
Total deposits	$ 422,504	100%	1.76%	$ 404,626	100%	1.34%

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-12A
Boardwalk Bancorp, Inc.
Deposit Composition

Deposits by Major Classification
December 31,

	2006		2005		2004	
	Amount	Interest Expense	Amount	Interest Expense	Amount	Interest Expense
	(in thousands)					
Non-interest bearing deposits	$ 22,699	$ —	$ 18,797	$ —	$ 14,913	$ —
Interest bearing demand accounts	31,802	643	42,702	739	44,534	504
Savings accounts	6,613	103	7,896	107	9,664	108
Corporate money market accounts	17,198	472	24,065	464	24,234	243
Certificates of deposit	231,641	9,351	179,034	4,727	117,636	2,666
Total	$ 309,953	$ 10,569	$ 272,494	$ 6,037	$ 210,981	$ 3,521

Average Deposits by Major Classification
For the Years Ended December 31,

	2006		2005	
	Amount	Rate	Amount	Rate
	(dollars in thousands)			
Non-interest bearing deposits	$ 22,216	0.00%	$ 16,319	0.00%
Interest bearing demand accounts	35,574	1.81%	42,781	1.73%
Savings accounts	7,626	1.35%	8,371	1.28%
Corporate money market accounts	22,251	2.12%	23,843	1.95%
Certificates of deposit	216,940	4.31%	144,774	3.26%
Total	$304,607	3.47%	$236,088	2.55%

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-13
Cape Bancorp, Inc.
Time Deposit Maturity Schedule

	Period to Maturity at June 30, 2007					
	Less Than or Equal to a Year	More Than One to Two Years	More Than Two to Three Years	More Than Three to Four Years	More Than Four Years	Total
	(In thousands)					
Interest Rate						
Less than 2.00%....	$ 29	$ –	$ —	$ —	$ —	$ 29
2.00% - 2.99%.......	346	45	—	—	—	391
3.00% - 3.99%.......	11,201	4,233	1,484	—	—	16,918
4.00% - 4.99%.......	105,111	19,858	8,647	6,683	4,721	145,020
5.00% - 5.99%.......	11,771	1,551	533	646	1,250	15,751
6.00% - 6.99%........	—	8	—	—	—	8
Total......................	$ 128,458	$ 25,695	$ 10,664	$ 7,329	$ 5,971	$ 178,117

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-13A
Boardwalk Bancorp, Inc.
Time Deposit Maturity Schedule

		Maturity of Time Deposits
		December 31, 2006
		(In thousands)
2007	$	215,438
2008	$	5,233
2009	$	8,523
2010	$	2,100
2011	$	279
Over five years	$	68
Total	$	231,641

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT I-14
Cape Bancorp, Inc.
Borrowing Activity

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,		
	2007	2006	2006	2005	2004
	(Dollars in thousands)				
Balance at end of period	$ 65,000	$ 86,288	$ 99,000	$ 73,530	$ 48,497
Average balance during period	$ 91,249	$ 82,751	$ 84,860	$ 62,316	$ 46,341
Maximum outstanding at any month end	$ 104,000	$ 88,000	$ 104,083	$ 73,805	$ 53,000
Weighted average interest rate at end of period	4.73%	4.16%	4.85%	4.10%	3.26%
Average interest rate during period	4.90%	4.42%	4.62%	3.61%	3.05%

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT II-1
Description of Office Facilities

Description and Address	Date Opened	Square Footage	Net Book Value at June 30, 2007 (In thousands)
Main Office			
225 North Main Street Cape May Court House, New Jersey 08210	1983	3,100	$ 4,639 [1]
Branch Offices			
Cape May Branch 217 Johnson Street Cape May, New Jersey 08204	1983	4,396	$ 409
Ocean City Branch 1000 Asbury Avenue Ocean City, New Jersey 08226	1982	1,512	$ 217
Marmora Branch Route 9 and Old Tuckahoe Road Marmora, New Jersey 08223	1975	2,124	$ 444
Villas Branch 1899 Bayshore Road Villas, New Jersey 08215	1974	3,010	$ 431
Stone Harbor Branch 9616 Second Avenue Stone Harbor, New Jersey 08247	1988	1,425	$ 306
Rio Grande Branch Routes 9 and 47 Rio Grande, New Jersey 08242	1984	2,496	$ 314
Wildwood Branch 3101 New Jersey Avenue Wildwood, New Jersey 08260	1987	2,624	$ 472
Atlantic City Branch 1501 Pacific Avenue Atlantic City, New Jersey 08401	2002	6,868	$ 1,299

EXHIBIT II-1(continued)
Description of Office Facilities

Description and Address	Date Opened	Square Footage	Net Book Value at June 30, 2007 (In thousands)
Margate Branch Essex and Ventnor Avenues Margate City, New Jersey 08402	1991	2,440	$ 946
Egg Harbor Township Branch Black Horse Pike and Fire Road Egg Harbor Township, New Jersey 08234	1991	2,600	$ 561
Galloway Branch 320 E. Jimmie Leeds Road Galloway, New Jersey 08205	2002	2,800	$ 1,474
Somers Point Branch 199 New Road Somers Point, New Jersey 08244	2002	2,337	$ 718

(1) Includes additional administrative office space at main office complex.

Source: Cape Bancorp's Draft Prospectus.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
As of August 31, 2007		8.25%	4.01%	4.19%	4.54%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT II-3
Market Area Demographic Data



SNLFinancial

Demographic Summary: US

Back to Industry Data Home

	Base 2000	Current 2007	Projected 2012	% Change 2000 - 2007	% Change 2007 - 2012
Total Population (actual)	281,421,906	306,348,230	325,526,398	8.86	6.26
0-14 Age Group (%)	21.41	20.26	19.76	3.02	3.60
15-34 Age Group (%)	28.10	27.33	27.01	5.89	5.02
35-54 Age Group (%)	29.43	29.07	27.90	7.52	1.98
55-69 Age Group (%)	12.01	14.30	16.20	29.54	20.44
70+ Age Group (%)	9.05	9.04	9.13	8.77	7.29
Median Age (actual)	35.3	36.7	37.6	3.97	2.45
Diversity Index (actual)	54.6	59.3	62.3	8.61	5.06
Black (%)	12.32	12.59	12.71	11.26	7.29
Asian (%)	3.64	4.31	4.79	29.05	18.04
White (%)	75.14	72.70	71.05	5.33	3.85
Hispanic (%)	12.55	15.03	16.81	30.43	18.80
Pacific Islander (%)	0.14	0.15	0.15	13.57	9.06
American Indian/Alaska Native (%)	0.88	0.90	0.91	11.66	7.61
Multiple races (%)	2.43	2.83	3.11	27.07	16.80
Other (%)	5.46	6.51	7.27	29.91	18.56
Total Households (actual)	105,480,101	115,337,039	122,830,665	9.34	6.50
$0-25K Households (%)	28.67	21.91	18.29	-16.46	-11.09
$25-50K Households (%)	29.34	25.02	21.57	-6.74	-8.19
$50-100K Households (%)	29.70	32.32	31.74	19.01	4.58
$100K+ Households (%)	12.29	20.75	28.40	84.58	45.77
Average Household Income ($)	56,644	73,126	88,685	29.10	21.28
Median Household Income ($)	42,164	53,154	62,503	26.06	17.59
Per Capita Income ($)	21,587	27,916	33,873	29.32	21.34
$0-35K Net Worth HHs (%)	NA	33.11	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.76	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.37	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	14.34	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	18.42	NA	NA	NA
Median Household Net Worth ($)	NA	105,518	NA	NA	NA
Average Household Net Worth ($)	NA	517,374	NA	NA	NA
Total Owner Occupied Housing Units	69,815,753	78,501,874	83,687,265	12.44	6.61
$0-100K in Value HUs (%)	44.57	21.62	17.09	-45.47	-15.73
$100-200K in Value HUs (%)	35.18	30.42	27.18	-2.77	-4.73
$200-300K in Value HUs (%)	11.17	18.60	19.66	87.21	12.65

$300-500K in Value HUs (%)	6.12	16.46	19.15	202.35	24.01
$500K+ in Value HUs (%)	2.95	12.90	16.92	391.67	39.85

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600



SNLFinancial

Demographic Summary: New Jersey

Back to Industry Data Home

	Base 2000	Current 2007	Projected 2012	% Change 2000 - 2007	% Change 2007 - 2012
Total Population (actual)	8,414,350	8,891,611	9,222,688	5.67	3.72
0-14 Age Group (%)	20.90	20.44	19.41	3.35	-1.50
15-34 Age Group (%)	26.08	24.61	25.09	-0.26	5.74
35-54 Age Group (%)	30.83	30.59	29.35	4.87	-0.48
55-69 Age Group (%)	12.45	14.39	16.19	22.18	16.70
70+ Age Group (%)	9.74	9.96	9.95	7.98	3.65
Median Age (actual)	36.7	38.3	39.6	4.36	3.39
Diversity Index (actual)	57.8	63.3	66.9	9.52	5.69
Black (%)	13.57	13.89	14.01	8.14	4.62
Asian (%)	5.71	7.31	8.55	35.30	21.35
White (%)	72.55	69.15	66.71	0.72	0.06
Hispanic (%)	13.28	16.13	18.26	28.40	17.41
Pacific Islander (%)	0.04	0.05	0.05	25.65	14.94
American Indian/Alaska Native (%)	0.23	0.26	0.28	18.11	11.60
Multiple races (%)	2.54	2.96	3.26	23.01	14.23
Other (%)	5.36	6.39	7.14	25.94	15.97
Total Households (actual)	3,064,645	3,232,069	3,356,278	5.46	3.84
$0-25K Households (%)	21.08	16.30	13.34	-18.45	-15.05
$25-50K Households (%)	24.23	19.17	16.20	-16.56	-12.22
$50-100K Households (%)	33.34	32.38	29.38	2.42	-5.79
$100K+ Households (%)	21.35	32.15	41.09	58.83	32.71
Average Household Income ($)	73,260	96,256	116,737	31.39	21.28
Median Household Income ($)	55,083	69,831	81,268	26.77	16.38
Per Capita Income ($)	27,006	35,359	42,886	30.93	21.29
$0-35K Net Worth HHs (%)	NA	24.27	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	14.75	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.83	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	17.18	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	24.96	NA	NA	NA
Median Household Net Worth ($)	NA	171,858	NA	NA	NA
Average Household Net Worth ($)	NA	676,316	NA	NA	NA
Total Owner Occupied Housing Units	2,011,473	2,215,040	2,297,836	10.12	3.74
$0-100K in Value HUs (%)	17.37	2.68	2.04	-82.99	-21.09
$100-200K in Value HUs (%)	46.06	11.34	7.39	-72.88	-32.46
$200-300K in Value HUs (%)	20.42	21.87	18.31	17.97	-13.14

$300-500K in Value HUs (%)	11.72	36.14	36.19	239.60	3.86
$500K+ in Value HUs (%)	4.43	27.96	36.07	595.05	33.85

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600



SNLFinancial

Demographic Summary: Cape May, NJ

Back to Industry Data Home

	Base 2000	Current 2007	Projected 2012	% Change 2000 - 2007	% Change 2007 - 2012
Total Population (actual)	102,326	105,752	108,398	3.35	2.50
0-14 Age Group (%)	18.46	15.72	14.76	-11.99	-3.73
15-34 Age Group (%)	20.53	20.99	21.35	5.66	4.29
35-54 Age Group (%)	29.28	28.08	26.20	-0.89	-4.34
55-69 Age Group (%)	16.79	19.26	21.43	18.57	14.05
70+ Age Group (%)	14.95	15.96	16.25	10.31	4.39
Median Age (actual)	42.3	45.5	47.2	7.57	3.74
Diversity Index (actual)	21.3	25.9	29.5	21.60	13.90
Black (%)	5.06	5.70	6.16	16.43	10.81
Asian (%)	0.65	0.91	1.13	44.93	27.97
White (%)	91.57	89.87	88.51	1.42	0.96
Hispanic (%)	3.30	4.49	5.50	40.59	25.65
Pacific Islander (%)	0.04	0.05	0.06	32.50	20.75
American Indian/Alaska Native (%)	0.18	0.21	0.23	19.89	13.45
Multiple races (%)	1.16	1.46	1.70	30.46	19.65
Other (%)	1.35	1.81	2.20	38.65	24.58
Total Households (actual)	42,148	44,465	45,904	5.50	3.24
$0-25K Households (%)	28.67	21.77	17.37	-19.88	-17.63
$25-50K Households (%)	30.02	25.71	23.23	-9.64	-6.73
$50-100K Households (%)	29.01	31.58	30.73	14.86	0.45
$100K+ Households (%)	12.30	20.93	28.67	79.50	41.40
Average Household Income ($)	57,755	73,700	88,876	27.61	20.59
Median Household Income ($)	41,660	52,423	61,946	25.84	18.17
Per Capita Income ($)	24,172	31,409	38,102	29.94	21.31
$0-35K Net Worth HHs (%)	NA	25.33	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	14.93	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.89	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.63	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	23.21	NA	NA	NA
Median Household Net Worth ($)	NA	160,268	NA	NA	NA
Average Household Net Worth ($)	NA	636,713	NA	NA	NA
Total Owner Occupied Housing Units	31,294	34,081	35,063	8.91	2.88
$0-100K in Value HUs (%)	30.57	2.54	1.89	-90.94	-23.41
$100-200K in Value HUs (%)	43.19	13.29	7.92	-66.49	-38.71
$200-300K in Value HUs (%)	13.62	25.29	19.27	102.21	-21.64

$300-500K in Value HUs (%)	8.36	32.65	32.94	325.26	3.78
$500K+ in Value HUs (%)	4.25	26.22	37.98	571.88	49.04

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600



SNLFinancial

Demographic Summary: Atlantic, NJ

Back to Industry Data Home

	Base 2000	Current 2007	Projected 2012	% Change 2000 - 2007	% Change 2007 - 2012
Total Population (actual)	252,552	280,554	302,352	11.09	7.77
0-14 Age Group (%)	21.37	19.88	18.69	3.34	1.32
15-34 Age Group (%)	25.30	25.10	26.37	10.22	13.23
35-54 Age Group (%)	30.72	30.23	28.47	9.33	1.48
55-69 Age Group (%)	12.65	14.68	16.53	28.94	21.39
70+ Age Group (%)	9.97	10.12	9.95	12.68	5.95
Median Age (actual)	36.9	38.8	39.4	5.15	1.55
Diversity Index (actual)	60.6	67.0	71.1	10.56	6.12
Black (%)	17.63	18.54	19.00	16.80	10.44
Asian (%)	5.06	6.59	7.79	44.80	27.39
White (%)	68.36	63.80	60.56	3.69	2.30
Hispanic (%)	12.17	15.40	17.86	40.60	24.96
Pacific Islander (%)	0.05	0.06	0.06	37.72	22.93
American Indian/Alaska Native (%)	0.26	0.30	0.33	26.01	16.96
Multiple races (%)	2.58	3.09	3.45	32.81	20.47
Other (%)	6.06	7.62	8.80	39.69	24.46
Total Households (actual)	95,024	105,219	113,377	10.73	7.75
$0-25K Households (%)	26.41	20.23	16.69	-15.19	-11.12
$25-50K Households (%)	30.05	25.16	22.55	-7.30	-3.41
$50-100K Households (%)	32.92	36.04	34.85	21.22	4.18
$100K+ Households (%)	10.62	18.57	25.92	93.67	50.38
Average Household Income ($)	54,678	68,363	81,209	25.03	18.79
Median Household Income ($)	43,991	54,266	62,974	23.36	16.05
Per Capita Income ($)	21,034	26,034	30,867	23.77	18.56
$0-35K Net Worth HHs (%)	NA	29.54	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.23	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.84	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.24	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	19.15	NA	NA	NA
Median Household Net Worth ($)	NA	128,436	NA	NA	NA
Average Household Net Worth ($)	NA	543,240	NA	NA	NA
Total Owner Occupied Housing Units	63,054	72,400	77,840	14.82	7.51
$0-100K in Value HUs (%)	36.27	4.21	3.50	-86.68	-10.54
$100-200K in Value HUs (%)	51.23	16.99	11.89	-61.91	-24.78
$200-300K in Value HUs (%)	8.75	35.03	30.88	359.79	-5.22

$300-500K in Value HUs (%)	2.58	33.57	37.37	1,395.82	19.68
$500K+ in Value HUs (%)	1.18	10.20	16.36	894.88	72.47

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

EXHIBIT II-4

Market Area Economic Data

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

New Jersey state total [34000]

Item	2001	2002	2003	2004	2005
Employment by place of work					
Total employment	4,789,296	4,804,350	4,845,765	4,911,518	4,995,959
By type					
Wage and salary employment	4,099,979	4,088,023	4,081,639	4,107,383	4,146,383
Proprietors employment	689,317	716,327	764,126	804,135	849,576
Farm proprietors employment	9,367	9,613	9,385	9,350	9,357
Nonfarm proprietors employment 2/	679,950	706,714	754,741	794,785	840,219
By industry					
Farm employment	18,529	19,100	17,551	17,346	17,095
Nonfarm employment	4,770,767	4,785,250	4,828,214	4,894,172	4,978,864
Private employment	4,158,047	4,161,469	4,192,148	4,245,421	4,323,107
Forestry, fishing, related activities, and other 3/	6,607	6,947	6,222	6,583	6,470
Mining	3,090	2,516	2,923	2,710	2,850
Utilities	16,461	16,044	15,458	15,421	14,813
Construction	226,454	228,263	233,350	242,225	249,796
Manufacturing	410,358	378,518	361,060	350,377	341,916
Wholesale trade	259,217	249,729	249,016	250,270	252,921
Retail Trade	535,187	538,038	545,141	546,965	552,454
Transportation and warehousing	200,132	193,432	191,762	192,430	193,188
Information	136,055	122,148	115,151	111,829	111,944
Finance and insurance	275,661	280,354	281,578	282,927	286,419
Real estate and rental and leasing	165,991	173,501	190,532	205,607	220,109
Professional and technical services	402,822	392,702	390,673	400,519	416,038
Management of companies and enterprises	66,335	69,058	65,564	68,600	70,839
Administrative and waste services	296,558	306,901	303,122	312,123	315,841
Educational services	95,084	101,129	105,110	105,814	109,094
Health care and social assistance	478,685	496,575	509,959	517,891	532,924
Arts, entertainment, and recreation	82,276	87,366	89,834	92,849	94,589
Accommodation and food services	275,416	281,026	292,387	295,449	302,912
Other services, except public administration	225,658	237,222	243,306	244,832	247,990
Government and government enterprises	612,720	623,781	636,066	648,751	655,757
Federal, civilian	64,200	61,929	63,406	62,683	61,785
Military	28,454	27,286	26,842	26,540	24,628
State and local	520,066	534,566	545,818	559,528	569,344
State government	142,165	144,539	148,177	153,786	158,432
Local government	377,901	390,027	397,641	405,742	410,912

See footnotes at end of table.
Table CA25N

April 2007

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Cape May, New Jersey [34009]

Item	2001	2002	2003	2004	2005
Employment by place of work					
Total employment	57,166	58,463	59,879	61,766	63,439
By type					
Wage and salary employment	44,169	44,848	45,274	46,339	47,054
Proprietors employment	12,997	13,615	14,605	15,427	16,385
Farm proprietors employment	142	146	143	142	143
Nonfarm proprietors employment 2/	12,855	13,469	14,462	15,285	16,242
By industry					
Farm employment	274	278	256	269	269
Nonfarm employment	56,892	58,185	59,623	61,497	63,170
Private employment	46,812	47,568	48,880	50,680	52,209
Forestry, fishing, related activities, and other 3/	(D)	(D)	669	735	695
Mining	(D)	(D)	55	57	61
Utilities	(D)	(D)	(D)	(D)	(D)
Construction	4,254	4,341	4,682	5,116	5,524
Manufacturing	1,162	1,102	1,118	1,057	998
Wholesale trade	(D)	(D)	702	717	801
Retail Trade	8,238	8,392	8,441	8,635	8,904
Transportation and warehousing	764	760	(D)	(D)	(D)
Information	655	577	579	586	517
Finance and insurance	1,715	1,758	1,861	1,926	1,943
Real estate and rental and leasing	4,374	4,470	4,973	5,481	6,071
Professional and technical services	2,315	2,348	2,496	2,676	2,761
Management of companies and enterprises	(D)	(D)	(D)	244	250
Administrative and waste services	(D)	(D)	(D)	1,996	2,163
Educational services	458	526	563	499	485
Health care and social assistance	4,709	4,689	4,759	4,688	4,818
Arts, entertainment, and recreation	2,468	2,566	2,546	2,521	2,505
Accommodation and food services	9,264	9,352	9,406	9,836	9,677
Other services, except public administration	2,881	3,079	3,124	2,991	3,106
Government and government enterprises	10,080	10,617	10,743	10,817	10,961
Federal, civilian	385	391	406	404	424
Military	1,366	1,499	1,422	1,342	1,376
State and local	8,329	8,727	8,915	9,071	9,161
State government	1,420	1,834	1,850	1,898	1,960
Local government	6,909	6,893	7,065	7,173	7,201

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Atlantic, New Jersey [34001]

Item	2001	2002	2003	2004	2005
Employment by place of work					
Total employment	174,412	174,328	177,576	180,106	184,441
By type					
Wage and salary employment	151,848	151,117	152,713	154,036	156,897
Proprietors employment	22,564	23,211	24,863	26,070	27,544
Farm proprietors employment	431	442	432	430	431
Nonfarm proprietors employment 2/	22,133	22,769	24,431	25,640	27,113
By industry					
Farm employment	1,697	1,779	1,710	1,631	1,635
Nonfarm employment	172,715	172,549	175,866	178,475	182,806
Private employment	151,506	150,567	153,267	155,286	159,403
Forestry, fishing, related activities, and other 3/	(D)	(D)	(D)	(D)	(D)
Mining	(D)	(D)	(D)	(D)	(D)
Utilities	967	751	748	724	708
Construction	(D)	9,324	9,607	9,821	10,069
Manufacturing	5,136	4,873	4,971	4,898	4,746
Wholesale trade	3,250	3,168	2,835	3,310	3,759
Retail Trade	17,994	17,962	18,670	19,113	19,288
Transportation and warehousing	3,686	3,417	3,374	3,537	3,384
Information	1,828	1,685	1,528	1,407	1,500
Finance and insurance	4,139	3,975	4,143	4,295	4,371
Real estate and rental and leasing	5,349	5,614	6,164	6,758	7,277
Professional and technical services	7,764	7,585	7,420	7,817	8,028
Management of companies and enterprises	846	629	558	699	807
Administrative and waste services	5,903	5,843	6,077	6,131	6,106
Educational services	1,317	1,447	1,582	1,604	1,756
Health care and social assistance	15,418	16,494	16,994	17,346	18,231
Arts, entertainment, and recreation	3,033	3,165	3,195	3,303	3,661
Accommodation and food services	58,470	57,189	57,680	56,600	57,731
Other services, except public administration	6,673	6,800	7,106	7,307	7,341
Government and government enterprises	21,209	21,982	22,599	23,189	23,403
Federal, civilian	2,494	2,755	2,910	2,857	2,796
Military	790	772	790	792	742
State and local	17,925	18,455	18,899	19,540	19,865
State government	4,176	4,284	4,397	4,580	4,678
Local government	13,749	14,171	14,502	14,960	15,187

See footnotes at end of table.
Table CA25N

April 2007

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

1/ The estimates of employment are based on the 2002 North American Industry Classification System (NAICS).

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

New Jersey state total [34000]

Item	2005
Income by place of residence ($000)	
Personal income	381,465,653
Population (persons) 2/	8,703,150
Per capita personal income (dollars)	43,831
Derivation of personal income ($000)	
Earnings by place of work	278,468,425
less: Contributions for government social insurance 3/	32,006,932
Employee & self-employed contrib. for govt. soc. ins.	16,677,425
Employer contributions for govt. social insurance	15,329,507
plus: Adjustment for residence 4/	29,050,663
equals: Net earnings by place of residence	275,512,156
plus: Dividends, interest, and rent 5/	59,022,454
plus: Personal current transfer receipts	46,931,043
Earnings by place of work ($000)	
Components of earnings	
Wage and salary disbursements	201,603,629
Supplements to wages and salaries	43,486,853
Employer contrib. for employee pension & insur. funds	28,157,346
Employer contributions for govt. social insurance	15,329,507
Proprietors' income 6/	33,377,943
Farm proprietors' income	56,114
Nonfarm proprietors' income	33,321,829
Earnings by industry	
Farm earnings	264,521
Nonfarm earnings	278,203,904
Private earnings	237,278,011
Forestry, fishing, related activities, and other 7/	123,169
Forestry and logging	5,536
Fishing, hunting, and trapping	29,906
Agriculture and forestry support activities	87,727
Other 7/	0
Mining	259,758
Oil and gas extraction	70,646
Mining (except oil and gas)	179,877
Support activities for mining	9,235
Utilities	2,158,394
Construction	15,034,137
Construction of buildings	4,917,582
Heavy and civil engineering construction	1,585,009
Specialty trade contractors	8,531,546
Manufacturing	30,488,889
Durable goods manufacturing	11,906,475
Wood product manufacturing	251,966
Nonmetallic mineral product manufacturing	957,042
Primary metal manufacturing	596,276
Fabricated metal product manufacturing	1,621,621
Machinery manufacturing	1,323,601
Computer and electronic product manufacturing	2,802,878
Electrical equipment and appliance manufacturing	594,319
Motor vehicles, bodies & trailers, and parts mfg.	(D)
Other transportation equipment manufacturing	(D)
Furniture and related product manufacturing	464,687
Miscellaneous manufacturing	2,741,649
Nondurable goods manufacturing	18,582,414
Food manufacturing	1,914,536
Beverage and tobacco product manufacturing	169,139
Textile mills	241,474
Textile product mills	226,939
Apparel manufacturing	494,355
Leather and allied product manufacturing	119,818
Paper manufacturing	1,204,278
Printing and related support activities	2,010,126
Petroleum and coal products manufacturing	592,782
Chemical manufacturing	10,368,551
Plastics and rubber products manufacturing	1,240,416
Wholesale trade	20,057,705
Retail Trade	18,631,777

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

New Jersey state total (34000)

Item	2005
Motor vehicle and parts dealers	3,247,329
Furniture and home furnishings stores	1,033,324
Electronics and appliance stores	913,063
Building material and garden supply stores	1,598,901
Food and beverage stores	3,410,963
Health and personal care stores	1,671,629
Gasoline stations	481,933
Clothing and clothing accessories stores	1,647,650
Sporting goods, hobby, book and music stores	656,063
General merchandise stores	1,824,875
Miscellaneous store retailers	799,156
Nonstore retailers	1,346,891
Transportation and warehousing	9,842,123
Air transportation	1,198,260
Rail transportation	123,007
Water transportation	292,922
Truck transportation	2,796,982
Transit and ground passenger transportation	863,961
Pipeline transportation	32,020
Scenic and sightseeing transportation	20,539
Support activities for transportation	2,203,793
Couriers and messengers	1,025,863
Warehousing and storage	1,284,776
Information	11,267,712
Publishing industries, except Internet	3,163,608
Motion picture and sound recording industries	291,305
Broadcasting, except Internet	2,187,642
Internet publishing and broadcasts	75,183
Telecommunications	4,035,143
ISPs, search portals, and data processing	1,362,306
Other information services	152,525
Finance and insurance	24,988,917
Monetary authorities - central bank	18,318
Credit intermediation and related activities	6,256,095
Securities, commodity contracts, investments	9,788,794
Insurance carriers and related activities	8,152,174
Funds, trusts, and other financial vehicles	773,536
Real estate and rental and leasing	7,013,726
Real estate	5,270,586
Rental and leasing services	1,222,554
Lessors of nonfinancial intangible assets	520,586
Professional and technical services	31,130,628
Management of companies and enterprises	8,853,250
Administrative and waste services	11,132,220
Administrative and support services	10,393,254
Waste management and remediation services	738,966
Educational services	3,425,122
Health care and social assistance	26,395,692
Amubulatory health care services	13,333,821
Hospitals	8,053,198
Nursing and residential care facilities	2,867,432
Social assistance	2,141,241
Arts, entertainment, and recreation	2,100,908
Performing arts and spectator sports	818,852
Museums, historical sites, zoos, and parks	91,665
Amusement, gambling, and recreation	1,190,391
Accommodation and food services	7,138,149
Accommodation	2,819,936
Food services and drinking places	4,318,213
Other services, except public administration	7,235,735
Repair and maintenance	2,184,037
Personal and laundry services	1,607,952
Membership associations and organizations	2,833,394
Private households	610,352
Government and government enterprises	40,925,893
Federal, civilian	5,653,149
Military	1,334,250

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

New Jersey state total [34000]

Item	2005
State and local	33,938,494
State government	9,790,788
Local government	24,147,706

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Atlantic, New Jersey [34001]

Item	2001	2002	2003	2004	2005
Income by place of residence ($000)					
Personal income	7,870,986	8,070,552	8,321,615	8,720,375	9,273,871
Population (persons) 2/	255,511	259,128	263,278	267,773	270,318
Per capita personal income (dollars)	30,805	31,145	31,608	32,566	34,307
Derivation of personal income ($000)					
Earnings by place of work	6,962,556	7,151,199	7,420,564	7,730,550	8,117,670
less: Contributions for government social insurance 3/	804,408	835,563	860,188	891,316	940,110
Employee & self-employed contrib. for govt. soc. ins.	413,570	431,897	448,733	464,469	491,889
Employer contributions for govt. social insurance	390,838	403,666	411,455	426,847	448,221
plus: Adjustment for residence 4/	-799,994	-805,354	-816,593	-825,172	-811,018
equals: Net earnings by place of residence	5,358,154	5,510,282	5,743,783	6,014,062	6,366,542
plus: Dividends, interest, and rent 5/	1,228,713	1,138,583	1,076,040	1,203,683	1,260,650
plus: Personal current transfer receipts	1,284,119	1,421,687	1,501,792	1,502,630	1,646,679
Earnings by place of work ($000)					
Components of earnings					
Wage and salary disbursements	5,042,729	5,167,768	5,377,873	5,618,778	5,865,255
Supplements to wages and salaries	922,141	1,003,283	1,051,057	1,127,639	1,199,619
Employer contrib. for employee pension & insur. funds	531,303	599,617	639,602	700,792	751,398
Employer contributions for govt. social insurance	390,838	403,666	411,455	426,847	448,221
Proprietors' income 6/	997,686	980,148	991,634	984,133	1,052,796
Farm proprietors' income	3,588	570	747	366	1,944
Nonfarm proprietors' income	994,098	979,578	990,887	983,767	1,050,852
Earnings by industry					
Farm earnings	25,952	31,430	27,559	27,946	28,342
Nonfarm earnings	6,936,604	7,119,769	7,393,005	7,702,604	8,089,328
Private earnings	5,820,408	5,903,396	6,087,011	6,301,530	6,640,983
Forestry, fishing, related activities, and other 7/	(D)	(D)	(D)	(D)	(D)
Forestry and logging	773	146	209	169	180
Fishing, hunting, and trapping	(D)	(D)	(D)	(D)	(D)
Agriculture and forestry support activities	5,979	6,840	6,440	6,387	7,136
Other 7/	0	0	0	0	0
Mining	(D)	(D)	(D)	(D)	(D)
Oil and gas extraction	(L)	0	0	0	0
Mining (except oil and gas)	(D)	(D)	(D)	(D)	(D)
Support activities for mining	0	(L)	(L)	(L)	(L)
Utilities	71,943	63,485	67,760	67,601	66,914
Construction	(D)	549,842	567,381	609,038	638,037
Construction of buildings	176,587	154,633	178,073	202,992	218,999
Heavy and civil engineering construction	(D)	71,228	66,384	85,165	91,621
Specialty trade contractors	286,917	323,981	322,924	320,881	327,417
Manufacturing	235,868	245,831	246,220	246,058	249,221
Durable goods manufacturing	(D)	157,687	166,079	166,737	166,644
Wood product manufacturing	(D)	(D)	(D)	33,871	33,765
Nonmetallic mineral product manufacturing	58,828	60,887	64,904	56,600	52,216
Primary metal manufacturing	0	1,061	833	1,722	1,881
Fabricated metal product manufacturing	8,029	8,555	7,187	6,887	6,270
Machinery manufacturing	11,744	(D)	(D)	(D)	(D)
Computer and electronic product manufacturing	20,974	(D)	(D)	(D)	26,825
Electrical equipment and appliance manufacturing	(L)	(L)	(L)	(L)	(L)
Motor vehicles, bodies & trailers, and parts mfg.	141	(D)	(D)	(D)	(D)
Other transportation equipment manufacturing	16,260	(D)	(D)	(D)	(D)
Furniture and related product manufacturing	4,023	4,113	3,549	3,907	3,013
Miscellaneous manufacturing	(D)	10,690	(D)	(D)	(D)
Nondurable goods manufacturing	(D)	88,144	80,141	79,321	82,577
Food manufacturing	9,732	11,867	11,580	12,967	14,888
Beverage and tobacco product manufacturing	(D)	(D)	(D)	(D)	1,902
Textile mills	(D)	(D)	(D)	(D)	(D)
Textile product mills	832	765	(D)	761	1,054
Apparel manufacturing	(D)	(D)	(D)	(D)	(D)
Leather and allied product manufacturing	(L)	(L)	107	(D)	(D)
Paper manufacturing	(D)	(D)	(D)	(D)	(D)
Printing and related support activities	7,520	11,724	10,938	10,961	12,024
Petroleum and coal products manufacturing	(D)	(D)	(D)	(D)	(D)
Chemical manufacturing	14,196	15,794	15,751	20,485	20,404
Plastics and rubber products manufacturing	(D)	(D)	(D)	(D)	(D)
Wholesale trade	157,571	157,648	143,901	190,329	231,868
Retail Trade	592,525	629,537	651,221	616,224	631,258

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Atlantic, New Jersey [34001]

Item	2001	2002	2003	2004	2005
Motor vehicle and parts dealers	90,810	99,795	108,684	103,933	108,561
Furniture and home furnishings stores	26,217	28,718	30,609	28,637	25,556
Electronics and appliance stores	16,732	22,305	21,056	19,327	19,383
Building material and garden supply stores	51,738	51,139	59,432	64,256	69,426
Food and beverage stores	103,183	119,643	124,876	120,759	122,058
Health and personal care stores	30,620	28,415	32,014	33,829	39,566
Gasoline stations	22,151	28,353	32,156	26,232	27,925
Clothing and clothing accessories stores	44,055	45,301	49,837	48,334	52,266
Sporting goods, hobby, book and music stores	24,598	26,944	27,126	27,306	16,998
General merchandise stores	56,635	62,250	59,925	60,827	62,916
Miscellaneous store retailers	38,257	34,958	32,366	28,331	30,447
Nonstore retailers	87,529	81,716	73,140	54,453	56,156
Transportation and warehousing	110,311	104,069	108,454	112,068	109,832
Air transportation	(D)	13,560	14,271	13,334	8,759
Rail transportation	(D)	(D)	(D)	(D)	(D)
Water transportation	(D)	(D)	(D)	3,325	3,075
Truck transportation	16,836	16,266	(D)	14,830	17,174
Transit and ground passenger transportation	27,406	28,994	34,457	38,655	37,738
Pipeline transportation	0	0	0	0	0
Scenic and sightseeing transportation	525	706	692	685	692
Support activities for transportation	20,380	19,478	18,684	18,081	18,158
Couriers and messengers	12,464	13,569	(D)	(D)	(D)
Warehousing and storage	7,626	7,691	6,602	5,823	6,312
Information	107,345	107,011	101,578	94,428	93,439
Publishing industries, except Internet	(D)	(D)	(D)	(D)	25,923
Motion picture and sound recording industries	1,888	2,413	1,980	1,722	1,721
Broadcasting, except Internet	35,310	36,360	34,044	34,802	34,817
Internet publishing and broadcasts	(D)	(D)	1,742	(D)	(D)
Telecommunications	46,198	43,999	39,938	30,916	26,655
ISPs, search portals, and data processing	(D)	2,913	3,162	3,278	(D)
Other information services	(D)	(D)	(D)	(D)	(D)
Finance and insurance	161,413	157,735	169,124	175,455	185,238
Monetary authorities - central bank	(D)	(D)	(D)	(D)	(D)
Credit intermediation and related activities	46,511	53,878	60,930	62,035	63,598
Securities, commodity contracts, investments	57,028	41,873	39,119	37,306	41,735
Insurance carriers and related activities	(D)	59,129	(D)	72,474	75,384
Funds, trusts, and other financial vehicles	(D)	(D)	(D)	(D)	(D)
Real estate and rental and leasing	108,311	119,714	136,498	151,341	166,682
Real estate	70,414	83,496	97,376	108,808	124,837
Rental and leasing services	26,112	23,616	26,156	27,062	23,278
Lessors of nonfinancial intangible assets	11,785	12,602	12,966	15,471	18,567
Professional and technical services	437,407	415,675	394,897	435,539	464,712
Management of companies and enterprises	53,564	40,080	37,647	63,006	108,615
Administrative and waste services	133,130	140,793	156,166	153,237	156,565
Administrative and support services	128,049	(D)	149,086	143,664	146,042
Waste management and remediation services	5,081	(D)	7,080	9,573	10,523
Educational services	36,474	41,848	44,483	46,213	49,948
Health care and social assistance	630,526	686,191	735,740	792,903	854,688
Ambulatory health care services	289,624	308,799	314,402	339,131	360,461
Hospitals	226,983	250,736	282,595	304,005	331,605
Nursing and residential care facilities	70,421	76,703	86,081	89,937	90,911
Social assistance	43,498	49,953	52,662	59,830	71,711
Arts, entertainment, and recreation	248,728	245,714	253,304	232,364	244,029
Performing arts and spectator sports	89,747	104,491	115,896	119,182	127,601
Museums, historical sites, zoos, and parks	8,916	16,945	20,634	19,338	21,011
Amusement, gambling, and recreation	150,065	124,278	116,774	93,844	95,417
Accommodation and food services	2,050,386	2,033,609	2,098,194	2,129,943	2,198,024
Accommodation	1,870,452	1,867,600	1,912,704	1,939,123	1,969,780
Food services and drinking places	179,934	166,009	185,490	190,820	228,244
Other services, except public administration	146,114	155,990	165,610	177,217	183,112
Repair and maintenance	37,092	37,733	39,465	41,382	46,927
Personal and laundry services	44,828	47,370	51,414	55,024	54,206
Membership associations and organizations	57,202	63,907	67,528	73,493	74,595
Private households	6,992	6,980	7,203	7,318	7,384
Government and government enterprises	1,116,196	1,216,373	1,305,994	1,401,074	1,448,345
Federal, civilian	234,081	271,251	290,314	311,206	314,298
Military	23,515	27,422	34,680	37,494	39,896

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Atlantic, New Jersey [34001]

Item	2001	2002	2003	2004	2005
State and local	858,600	917,700	981,000	1,052,374	1,094,151
State government	217,739	226,747	241,022	265,890	273,980
Local government	640,861	690,953	739,978	786,484	820,171

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Cape May, New Jersey [34009]

Item	2001	2002	2003	2004	2005
Income by place of residence ($000)					
Personal income	3,388,941	3,498,138	3,538,064	3,765,495	3,908,974
Population (persons) 2/	102,024	101,707	101,639	100,263	98,805
Per capita personal income (dollars)	33,217	34,394	34,810	37,556	39,563
Derivation of personal income ($000)					
Earnings by place of work	1,619,376	1,733,701	1,842,962	1,998,641	2,101,675
less: Contributions for government social insurance 3/	197,629	213,248	223,097	238,282	252,018
Employee & self-employed contrib. for govt. soc. ins.	107,805	116,409	123,125	132,020	140,801
Employer contributions for govt. social insurance	89,824	96,839	99,972	106,262	111,217
plus: Adjustment for residence 4/	551,054	546,081	551,595	554,678	536,385
equals: Net earnings by place of residence	1,972,801	2,066,534	2,171,460	2,315,037	2,386,042
plus: Dividends, interest, and rent 5/	763,062	696,680	633,657	719,700	740,139
plus: Personal current transfer receipts	653,078	734,924	732,947	730,758	782,793
Earnings by place of work ($000)					
Components of earnings					
Wage and salary disbursements	1,177,742	1,255,337	1,315,032	1,403,093	1,457,848
Supplements to wages and salaries	220,891	251,136	269,144	296,985	317,042
Employer contrib. for employee pension & insur. funds	131,067	154,297	169,172	190,723	205,825
Employer contributions for govt. social insurance	89,824	96,839	99,972	106,262	111,217
Proprietors' income 6/	220,743	227,228	258,786	298,563	326,785
Farm proprietors' income	1,555	1,717	1,514	1,183	1,228
Nonfarm proprietors' income	219,188	225,511	257,272	297,380	325,557
Earnings by industry					
Farm earnings	5,203	5,858	5,217	5,456	5,046
Nonfarm earnings	1,614,173	1,727,843	1,837,745	1,993,185	2,096,629
Private earnings	1,193,268	1,261,872	1,340,473	1,467,405	1,548,684
Forestry, fishing, related activities, and other 7/	(D)	(D)	15,689	17,122	16,083
Forestry and logging	818	445	549	558	588
Fishing, hunting, and trapping	15,623	14,044	(D)	(D)	(D)
Agriculture and forestry support activities	(D)	(D)	(D)	(D)	(D)
Other 7/	0	0	0	0	0
Mining	(D)	(D)	2,458	2,808	3,006
Oil and gas extraction	0	0	0	0	0
Mining (except oil and gas)	(D)	(D)	(D)	(D)	(D)
Support activities for mining	0	0	(D)	(D)	(D)
Utilities	(D)	(D)	(D)	(D)	(D)
Construction	149,768	161,872	182,126	229,589	256,754
Construction of buildings	33,351	68,220	80,283	97,857	113,095
Heavy and civil engineering construction	19,811	21,672	22,715	31,196	31,654
Specialty trade contractors	96,606	71,980	79,128	100,536	112,005
Manufacturing	33,908	35,014	37,912	40,758	37,373
Durable goods manufacturing	10,976	12,293	14,587	17,504	16,911
Wood product manufacturing	(D)	(D)	(D)	(D)	(D)
Nonmetallic mineral product manufacturing	(D)	(D)	(D)	(D)	(D)
Primary metal manufacturing	(D)	(D)	(D)	(D)	(D)
Fabricated metal product manufacturing	1,384	1,253	1,676	2,011	2,544
Machinery manufacturing	(D)	(D)	(D)	(D)	(D)
Computer and electronic product manufacturing	(D)	(D)	2,202	(D)	(D)
Electrical equipment and appliance manufacturing	(D)	(D)	(L)	(L)	(L)
Motor vehicles, bodies & trailers, and parts mfg.	(L)	0	0	0	0
Other transportation equipment manufacturing	(D)	(D)	(D)	(D)	(D)
Furniture and related product manufacturing	(D)	(D)	(D)	1,094	1,254
Miscellaneous manufacturing	3,287	3,307	4,152	4,751	3,195
Nondurable goods manufacturing	22,932	22,721	23,325	23,254	20,462
Food manufacturing	14,557	14,940	14,675	15,089	12,409
Beverage and tobacco product manufacturing	(D)	(D)	(D)	(D)	(D)
Textile mills	0	0	0	0	0
Textile product mills	910	920	985	(D)	1,170
Apparel manufacturing	(D)	(D)	(D)	(D)	(D)
Leather and allied product manufacturing	0	0	0	0	0
Paper manufacturing	0	0	0	0	0
Printing and related support activities	4,124	2,770	3,937	2,969	2,212
Petroleum and coal products manufacturing	(D)	(D)	(D)	(D)	(D)
Chemical manufacturing	(D)	(D)	(D)	(D)	(D)
Plastics and rubber products manufacturing	(D)	1,140	1,257	1,463	1,638
Wholesale trade	(D)	(D)	26,846	28,849	30,465
Retail Trade	187,824	196,489	201,521	216,414	231,114

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Cape May, New Jersey [34009]

Item	2001	2002	2003	2004	2005
Motor vehicle and parts dealers	34,326	36,903	39,266	43,448	43,654
Furniture and home furnishings stores	7,284	8,069	8,070	8,620	8,859
Electronics and appliance stores	2,236	3,017	3,351	3,555	3,753
Building material and garden supply stores	19,969	22,206	24,352	29,407	35,008
Food and beverage stores	56,925	60,890	60,752	62,895	66,924
Health and personal care stores	10,492	9,870	11,010	11,886	12,652
Gasoline stations	6,043	4,838	4,639	4,643	5,047
Clothing and clothing accessories stores	13,981	15,117	15,104	16,155	17,746
Sporting goods, hobby, book and music stores	4,292	4,415	5,643	5,835	6,172
General merchandise stores	9,688	9,257	7,586	8,147	8,743
Miscellaneous store retailers	12,868	13,155	13,447	13,193	13,381
Nonstore retailers	9,720	8,752	8,301	8,630	9,175
Transportation and warehousing	18,572	18,781	(D)	(D)	(D)
Air transportation	62	72	64	(L)	-61
Rail transportation	0	0	0	0	0
Water transportation	1,235	282	1,115	1,395	1,384
Truck transportation	5,905	5,891	3,472	6,172	6,575
Transit and ground passenger transportation	2,899	2,986	2,635	2,582	2,812
Pipeline transportation	(D)	(D)	(D)	0	0
Scenic and sightseeing transportation	3,029	3,893	3,488	2,886	2,874
Support activities for transportation	3,315	3,541	3,158	3,646	4,819
Couriers and messengers	1,534	1,609	309	(D)	(D)
Warehousing and storage	(D)	(D)	(D)	(D)	(D)
Information	29,349	28,426	30,433	30,669	29,216
Publishing industries, except Internet	6,474	5,717	6,979	7,165	5,152
Motion picture and sound recording industries	590	507	799	960	296
Broadcasting, except Internet	3,198	5,702	7,579	8,878	9,892
Internet publishing and broadcasts	(D)	(D)	(D)	(D)	(D)
Telecommunications	(D)	(D)	(D)	(D)	(D)
ISPs, search portals, and data processing	235	421	381	(D)	(D)
Other information services	(D)	(D)	(D)	(L)	(L)
Finance and insurance	59,140	65,234	68,456	71,743	75,085
Monetary authorities - central bank	0	0	0	0	0
Credit intermediation and related activities	21,944	28,018	28,094	31,008	33,413
Securities, commodity contracts, investments	15,980	3,156	5,870	5,563	5,149
Insurance carriers and related activities	21,216	34,060	34,492	35,172	36,523
Funds, trusts, and other financial vehicles	0	0	0	0	0
Real estate and rental and leasing	77,601	88,068	108,847	122,175	138,193
Real estate	48,835	60,523	76,699	89,111	106,330
Rental and leasing services	16,979	13,317	16,312	14,388	9,080
Lessors of nonfinancial intangible assets	11,787	14,228	15,836	18,676	22,783
Professional and technical services	74,866	74,985	83,113	93,709	102,432
Management of companies and enterprises	(D)	(D)	(D)	12,099	13,652
Administrative and waste services	(D)	(D)	(D)	43,393	48,512
Administrative and support services	34,825	35,096	35,085	36,335	39,409
Waste management and remediation services	(D)	(D)	(D)	7,058	9,103
Educational services	6,076	7,072	7,844	5,334	4,706
Health care and social assistance	156,878	162,765	171,376	181,572	187,060
Ambulatory health care services	75,404	77,324	80,370	87,576	89,713
Hospitals	(D)	(D)	(D)	(D)	(D)
Nursing and residential care facilities	27,811	26,211	27,022	24,938	24,516
Social assistance	(D)	(D)	(D)	(D)	(D)
Arts, entertainment, and recreation	47,668	51,492	55,230	51,312	51,984
Performing arts and spectator sports	1,949	899	993	1,171	1,325
Museums, historical sites, zoos, and parks	3,132	3,249	3,207	3,944	4,422
Amusement, gambling, and recreation	42,587	47,344	51,030	46,197	46,237
Accommodation and food services	179,383	194,277	194,483	211,285	208,966
Accommodation	74,588	78,695	80,275	90,995	88,126
Food services and drinking places	104,795	115,582	114,208	120,290	120,840
Other services, except public administration	55,660	62,978	65,468	65,560	69,014
Repair and maintenance	14,099	14,681	16,343	18,351	19,336
Personal and laundry services	14,824	18,705	21,817	18,848	21,030
Membership associations and organizations	22,736	25,459	22,923	23,632	23,875
Private households	4,001	4,133	4,385	4,729	4,773
Government and government enterprises	420,905	465,971	497,272	525,780	547,945
Federal, civilian	24,605	26,561	27,274	29,712	31,256
Military	42,673	53,582	58,692	59,668	62,075

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Cape May, New Jersey [34009]

Item	2001	2002	2003	2004	2005
State and local	353,627	385,828	411,306	436,400	454,614
State government	64,631	82,130	86,420	93,644	97,307
Local government	288,996	303,698	324,886	342,756	357,307

See footnotes at end of table.

Footnotes for Table CA05 (NAICS)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings are based on the 2002 North American Industry Classification System (NAICS).

2/ Census Bureau midyear population estimates. Estimates for 2000-2005 reflect county population estimates available as of March 2007.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
(L) Less than $50,000, but the estimates for this item are included in the totals.
(N) Data not available for this year.

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 2, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies											
INB	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	31,659		14	12-31	11/86	24.20	1,783
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	14,903		172	12-31	01/71	56.59	1,576
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	7,669		29	12-31	12/83	50.25	805
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,469		30	03-31	03/96	17.52	410
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,770	M	12	06-30	06/96	23.22	148
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,130		15	12-31	11/02	14.90	83
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	947		1	06-30	03/05	7.27	60
KFED	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	799	M	5	06-30	03/04	13.72	192
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	769		9	12-31	08/02	22.80	100
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	318		4	12-31	01/96	10.35	18
Florida Companies											
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	14,489		55	09-30	12/85	17.10	609
BFF	BFC Financial Corp. of FL	NYSE	FortLauderdaleFL	Thrift	7,606	D	74	12-31	/	3.15	113
BBX	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,495		75	12-31	11/83	8.29	482
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	721		6	12-31	12/97	4.75	45
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	413		4	12-31	05/03	14.35	59
Mid-Atlantic Companies											
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	82,735		677	12-31	08/86	18.08	8,663
HCBK	Hudson City Bancorp, Inc of NJ	NASDAQ	Paramus, NJ	Thrift	39,690		86	12-31	06/05	14.22	7,563
NYB	New York Community Bcrp of NY	NYSE	Westbury, NY	Thrift	29,624		143	12-31	11/93	17.69	5,552
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,650		86	12-31	11/93	26.07	2,525
FNFG	First Niagara Fin. Group of NY	NASDAQ	Lockport, NY	Thrift	7,945	D	122	12-31	01/03	14.13	1,501
NWSB	Northwest Bcrp MHC of PA(39.1)	NASDAQ	Warren, PA	Thrift	6,898		154	06-30	11/94	29.16	1,433
PFS	Provident Fin. Serv. Inc of NJ	NYSE	Jersey City, NJ	Thrift	6,155		79	12-31	01/03	16.80	1,066
ISBC	Investors Bcrp MHC of NJ(45.7)	NASDAQ	Short Hills, NJ	Thrift	5,601		46	06-30	10/05	14.20	1,583
BNCL	Beneficial Mut MHC of PA(44.3)	NASDAQ		Thrift	3,671	P	0		07/07	9.50	782
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Utica, NY	Thrift	3,650		37	12-31	07/04	12.14	527
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	3,374		75	12-31	/	11.18	839
DCOM	Dime Community Bancshare of NY	NASDAQ	Brooklyn, NY	Thrift	3,250		20	12-31	06/96	13.63	481
FFIC	Flushing Fin. Corp. of NY	NASDAQ	Lake Success, NY	Thrift	3,042		11	12-31	11/95	16.42	349
WSFS	WSFS Financial Corp. of DE	NASDAQ	Wilmington, DE	Div.	3,018		23	12-31	11/86	60.24	379
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	2,889		57	12-31	11/03	14.71	400
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,783		39	09-30	01/04	13.81	575
KRNY	Kearny Fin Cp MHC of NJ (29.7)	NASDAQ	Fairfield, NJ	Thrift	2,008	M	25	06-30	02/05	13.21	940
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	1,978		17	12-31	07/96	17.56	216
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,889		26	12-31	06/90	10.32	131
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,825	M	47	06-30	07/87	29.50	166
WFBC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,553		14	06-30	04/02	12.42	194
ORIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ	Twnship of WA NJ	Thrift	1,194		20	06-30	01/07	15.12	613
ABBC	Abington Bancorp, Inc. of PA	NASDAQ	Jenkintown, PA	Thrift	1,050		12	12-31	06/07	9.59	235
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	933		18	12-31	01/04	14.16	161
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	926		2	12-31	/	13.43	135
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	892		0		04/07	11.05	188
GLK	Great Lakes Bancorp, Inc of NY	NYSE	Buffalo, NY	Thrift	892		14	12-31	/	11.85	129
ROMA	Roma Fin Corp MHC of NJ (31.0)	NASDAQ	Robbinsville, NJ	Thrift	887		8	12-31	07/06	16.99	556
CSBK	Clifton Svg Bp MHC of NJ(43.3)	NASDAQ	Clifton, NJ	Thrift	801		10	03-31	03/04	11.22	319
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	778		5	09-30	08/87	14.83	57
CARV	Carver Bancorp, Inc. of NY	NASDAQ	New York, NY	Thrift	764		8	03-31	10/94	15.59	39
FXCB	Fox Chase Bncp MHC of PA(44.5)	NASDAQ	Hatboro, PA	Thrift	761		11	12-31	10/06	12.38	182
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	727		13	09-30	06/88	16.00	48
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	664		14	12-31	07/94	27.05	78
BCSB	BCSB Bankcorp MHC of MD (36.5)	NASDAQ	Baltimore, MD	Thrift	651		17	09-30	07/98	9.75	58
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	636		9	12-31	11/89	18.10	90
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	NASDAQ	Ocean City, NJ	Thrift	582		6	12-31	12/04	11.20	95
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	562		2	09-30	10/05	11.10	138

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 2, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)											
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	525		8	09-30	01/95	12.90	31
ONFC	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	504		10	12-31	12/98	11.90	93
PBIP	Prudential Bncp MHC PA (42.7)	NASDAQ	Philadelphia, PA	Thrift	477		6	09-30	03/05	13.36	155
MGYR	Magyar Bancorp MHC of NJ(46.0)	NASDAQ	Nw Brunswick, NJ	Thrift	474		3	09-30	01/06	10.95	64
COBK	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	432		6	12-31	06/05	11.74	52
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	430	M	5	07-31	08/88	6.70	51
ALLB	Alliance Bank MHC of PA (45.0)	NASDAQ	Broomall, PA	Thrift	425		9	12-31	01/07	8.74	63
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	398		4	09-30	04/05	14.01	188
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	390	M	6	06-30	11/93	16.40	38
ESBK	Elmira Svgs Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	376	M	6	12-31	03/85	20.49	30
LSBK	Lake Shore Bnp MHC of NY(45.0)	NASDAQ	Dunkirk, NY	Thrift	349		8	12-31	04/06	10.40	67
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	326		7	06-30	12/98	12.28	51
ROME	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	311		4	12-31	03/05	11.90	99
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	306		6	12-31	07/06	10.40	138
PBHC	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	305		8	12-31	11/95	10.98	27
MSBF	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	283	M	4	06-30	01/07	10.21	57
FFCO	FedFirst Fin MHC of PA (45.8)	NASDAQ	Monessen, PA	Thrift	273		7	12-31	04/05	9.01	60
IFSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	159	M	5	12-31	06/85	10.10	16
CMSB	CMS Bancorp, Inc. of NY	NASDAQ	White Plains, NY	Thrift	142		0		04/07	10.50	22
GOV	Gouverneur Bcp MHC of NY(42.8)	AMEX	Gouverneur, NY	Thrift	133		2	09-30	03/99	11.05	25
Mid-West Companies											
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	16,179		128	12-31	04/97	12.30	741
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	10,318		73	12-31	01/90	53.69	1,776
TFSL	TFS Fin Corp MHC of OH (31.5)	NASDAQ	Cleveland, OH	Thrift	10,016		40	09-30	04/07	11.60	3,855
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	7,823		37	09-30	04/99	34.82	2,587
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,533		57	03-31	07/92	26.34	562
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,495		69	12-31	10/02	22.42	405
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,438		71	12-31	10/03	11.86	655
FPFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,226		27	06-30	01/99	17.62	304
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,706		35	12-31	07/98	7.39	223
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,787		23	12-31	03/01	19.47	157
WAUW	Wauwatosa Hlds MHC of WI(30.4)	NASDAQ	Wauwatosa, WI	Thrift	1,647		7	06-30	10/05	16.65	541
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,541		27	12-31	10/95	27.38	197
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,536		8	09-30	09/85	34.53	274
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,532		16	12-31	06/05	15.59	358
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,203		22	12-31	07/98	14.29	155
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	1,136		7	09-30	12/98	14.04	140
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	1,127		13	12-31	06/94	29.30	125
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,021		14	09-30	03/00	15.61	76
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	996	M	34	06-30	04/92	16.70	67
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	949		19	12-31	12/99	17.27	75
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	908	M	16	06-30	12/92	15.57	120
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	769		9	12-31	02/98	15.41	56
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	667		16	09-30	09/93	40.10	103
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	646		14	06-30	04/99	17.85	61
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	531		10	12-31	03/96	38.80	53
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	505		11	09-30	03/94	30.25	40
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	484		15	09-30	07/87	19.00	60
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	445		12	12-31	01/99	16.80	48
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	423		10	12-31	03/87	9.21	28
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	398		11	03-31	01/03	13.00	42
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	386	M	5	06-30	03/06	12.40	103
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	376		4	12-31	07/06	10.90	99
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	364	M	7	06-30	04/99	15.80	29
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	350		5	12-31	02/95	23.00	36
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	337		6	12-31	12/96	19.42	32
CZWI	Citizens Comm Bncorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	331		12	09-30	11/06	9.00	64
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	329		6	09-30	07/06	10.81	51
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	323		8	12-31	01/88	13.60	23
CHEV	Cheviot Fin Cp MHC of OH(42.1)	NASDAQ	Cincinnati, OH	Thrift	316		5	12-31	01/04	11.99	110

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 2, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	301	4	12-31	04/01	11.40	25
JXSB	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	275	8	12-31	04/95	13.39	27
KFFB	KY Fst Fed Bp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	267 M	1	06-30	03/05	9.89	82
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	264	10	12-31	04/05	8.00	23
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	260	4	12-31	12/98	6.19	27
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	242 M	10	06-30	12/93	16.25	25
BRBI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	237	5	12-31	06/98	5.56	19
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	218	4	12-31	08/96	30.25	38
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	170 M	3	06-30	04/96	15.01	17
New England Companies										
PBCT	Peoples United Financial of CT	NASDAQ	Bridgeport, CT	Div.	13,820	157	12-31	04/07	17.68	5,320
NAL	NewAlliance Bancshares of CT	NYSE	New Haven, CT	Thrift	7,942	64	12-31	04/04	14.91	1,683
BRKL	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,371	15	12-31	07/02	12.51	745
BHLB	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,170	25	12-31	06/00	29.63	262
RCKB	Rockville Fin MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	1,271	16	12-31	05/05	14.45	280
WFD	New Westfield Fin. Inc. of MA	AMEX	Westfield, MA	Thrift	1,032	10	12-31	01/07	10.11	323
UBNK	United Fin Grp MHC of MA(46.4)	NASDAQ	W Springfield MA	Thrift	1,023	11	12-31	07/05	12.80	219
BFBC	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	896	9	12-31	04/05	13.38	108
LEGC	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	844	10	12-31	10/05	14.21	142
MASB	MassBank Corp. of Reading MA	NASDAQ	Reading, MA	Thrift	817	15	12-31	05/86	33.92	147
SIFI	SI Fin Gp Inc MHC of CT (41.3)	NASDAQ	Willimantic, CT	Thrift	761	16	12-31	10/04	10.95	136
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	758	17	12-31	05/86	15.65	79
HIFS	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	710	8	12-31	12/88	30.00	64
LSBX	LSB Corp of No. Andover MA	NASDAQ	North Andover,MA	Thrift	579	7	12-31	05/86	16.23	75
CEBK	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	549	10	03-31	10/86	23.56	39
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	511 M	7	06-30	01/07	10.31	82
PSBH	PSB Hldgs Inc MHC of CT (45.2)	NASDAQ	Putnam, CT	Thrift	491	4	06-30	10/04	9.60	65
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	469	7	12-31	07/06	14.14	105
NVSL	Naug Vlly Fin MHC of CT (44.2)	NASDAQ	Naugatuck, CT	Thrift	429	6	12-31	10/04	11.00	81
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	310	5	12-31	07/06	12.10	59
NEBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	292	8	03-31	12/05	12.01	64
MFLR	Mayflower Co-Op. Bank of MA	NASDAQ	Middleboro, MA	Thrift	242 M	6	04-30	12/87	11.50	24
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	9,986	121	09-30	11/82	26.54	2,319
FMSB	First Mutual Bncshrs Inc of WA	NASDAQ	Bellevue, WA	Thrift	1,029	12	12-31	12/85	26.25	176
RPFG	Rainier Pacific Fin Grp of WA	NASDAQ	Tacoma, WA	Thrift	905	13	12-31	10/03	16.16	106
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	832	16	03-31	10/97	14.93	173
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	624	25	09-30	01/98	15.91	112
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	1,671	47	09-30	11/83	31.85	377
SUPR	Superior Bancorp of AL	NASDAQ	Birmingham, AL	Thrift	2,470	59	12-31	12/98	9.40	326
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	NASDAQ	Waycross, GA	Thrift	898	12	12-31	10/04	13.98	191
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	820	15	12-31	05/96	17.75	86
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	755	11	12-31	10/02	12.70	100
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	714	17	09-30	04/95	41.75	92
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	479	8	03-31	03/88	10.28	44
HBOS	Heritage Fn Gp MHC of GA(29.9)	NASDAQ	Albany, GA	Thrift	448	7	12-31	06/05	13.20	144
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	330 M	1	06-30	07/03	10.76	71
LABC	Louisiana Bancorp, Inc. of LA	NASDAQ		Thrift	271 P	0		07/07	10.86	69
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	219 M	3	06-30	12/97	21.38	38
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	170	4	12-31	04/97	18.98	24

South-West Companies

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 2, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-West Companies (continued)										
FBTX	Franklin Bank Corp of TX	NASDAQ	Houston, TX	Thrift	5,546	32	12-31	12/03	9.19	233
VPFG	ViewPoint Finl MHC of TX(45.0)	NASDAQ	Plano, TX	Thrift	1,605	34	12-31	10/06	17.17	446
OSBK	Osage Bancshares, Inc. of OK	NASDAQ	Pawhuska, OK	Thrift	126 M	2	06-30	01/07	8.40	30
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO	NASDAQ	Denver, CO	Thrift	2,043	1	12-31	10/96	21.90	160
HOME	Home Fed Bncp MHC of ID (40.8)	NASDAQ	Nampa, ID	Thrift	728	15	09-30	12/04	13.95	212
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 09/02/07

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of August 31, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
Financial Institution	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	16.62	412.92	0.74	13.46	19.98	130.64	16.46	149.42	20.74	0.41	2.34	35.99	3,139	12.57	0.60	0.53	5.04	0.48	4.70
State of NJ	13.76	767.76	0.36	8.68	27.82	164.84	26.94	175.72	27.73	0.24	1.49	15.77	4,377	15.59	0.55	0.49	3.38	0.52	3.93
Comparable Group																			
State of NJ																			
ABNJ American Bancorp of NJ	11.10	138.41	0.07	8.50	NM	130.59	24.62	130.59	NM	0.16	1.44	NM	562	18.85	NA	0.19	0.86	0.16	0.75
CSBK Clifton Svg Bp MHC of NJ(43.3)	11.22	143.76	0.10	6.36	NM	176.42	39.87	176.42	NM	0.20	1.78	NM	801	22.60	0.03	0.36	1.57	0.36	1.57
COBK Colonial Bank MHC of NJ (46.0)	11.74	24.42	0.35	8.19	33.54	143.35	12.04	143.35	33.54	0.00	0.00	0.00	432	8.40	0.05	0.39	4.25	0.39	4.25
HCBK Hudson City Bancorp, Inc of NJ	14.22	7562.62	0.53	8.75	26.83	162.51	19.05	168.48	26.83	0.34	2.39	64.15	39,690	11.72	0.10	0.79	5.77	0.79	5.77
ISBC Investors Bcrp MHC of NJ(45.7)	14.20	755.10	0.22	7.57	NM	187.58	28.26	187.58	NM	0.00	0.00	0.00	5,601	15.06	0.24	0.40	2.52	0.44	2.77
KRNY Kearny Fin Cp MHC of NJ (29.7)	13.21	284.52	0.05	6.65	NM	198.65	46.83	240.62	NM	0.20	1.51	NM	2,008	23.57	NA	0.18	0.73	0.18	0.73
MSBF MSB Fin Corp MHC of NJ (45.0)	10.21	25.82	0.28	7.68	36.46	132.94	20.30	132.94	36.46	0.00	0.00	0.00	383	15.27	NA	0.52	3.00	0.52	3.00
MGYR Magyar Bancorp MHC of NJ(46.0)	10.95	29.82	0.14	8.17	NM	134.03	13.46	134.03	NM	0.00	0.00	0.00	474	10.04	2.76	0.17	1.69	0.17	1.69
OSHC Ocean Shr Hldg MHC of NJ(44.8)	11.20	43.23	0.34	7.37	32.94	151.97	16.36	151.97	32.94	0.00	0.00	0.00	582	10.77	0.06	0.51	4.64	0.51	4.64
OCFC OceanFirst Fin. Corp of NJ	17.56	216.32	0.74	10.04	NM	174.90	10.94	174.90	23.73	0.80	4.56	NM	1,970	6.25	0.92	-0.08	-1.32	0.44	6.99
ORIT Oritani Fin Cp MHC of NJ(32.0)	15.12	196.21	0.31	6.72	NM	225.00	51.34	225.00	NM	0.00	0.00	0.00	1,194	22.82	NA	1.01	4.52	1.04	4.67
PBCI Pamrapo Bancorp, Inc. of NJ	18.10	90.07	1.07	11.80	16.16	153.39	14.15	153.39	16.92	0.92	5.08	NM	636	9.23	0.60	0.87	9.43	0.83	9.01
PFS Provident Fin. Serv. Inc of NJ	16.80	1065.94	0.71	16.40	21.00	102.44	17.32	206.13	23.66	0.44	2.62	61.97	6,155	16.91	0.15	0.87	4.97	0.77	4.41
ROMA Roma Fin Corp MHC of NJ (31.0)	16.99	172.40	0.18	7.26	NM	234.02	62.67	234.67	NM	0.24	1.41	NM	887	26.78	NA	0.66	2.71	0.66	2.71
SYNF Synergy Financial Group of NJ(7)	14.16	161.17	0.32	8.77	NM	161.46	17.28	162.39	NM	0.28	1.98	NM	933	10.70	0.04	0.31	3.14	0.37	3.73

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of August 31, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
			Core	Book												Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	12-Mth EPS(2) ($)	Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	16.62	412.92	0.74	13.46	19.98	130.64	16.46	149.42	20.74	0.41	2.34	35.99	3,139	12.57	0.60	0.53	5.04	0.48	4.70
State of PA	15.28	630.65	0.66	12.53	20.71	125.22	15.16	159.95	22.89	0.37	2.15	35.92	6,023	12.18	0.35	0.38	4.48	0.38	4.45
Comparable Group																			
State of PA																			
ABBC Abington Bancorp, Inc. of PA	9.59	234.57	0.25	9.99	38.36	96.00	22.34	96.00	38.36	0.18	1.88	72.00	1,050	23.27	0.26	0.65	4.38	0.65	4.38
ALLB Alliance Bank MHC of PA (45.0)	8.74	28.41	0.20	6.84	NM	127.78	14.86	127.78	NM	0.20	2.29	NM	425	11.63	0.48	0.36	3.61	0.36	3.61
BNCL Beneficial Mut MHC of PA(44.3)	9.50	346.48	0.14	7.12	NM	133.43	21.29	174.95	NM	0.00	0.00	0.00	3,671	15.96	0.50	0.34	2.11	0.31	1.97
ESBF ESB Financial Corp. of PA	10.32	131.24	0.62	9.53	14.96	108.29	6.95	170.86	16.65	0.40	3.88	64.52	1,889	6.43	0.23	0.46	7.04	0.41	6.33
ESSA ESSA Bancorp, Inc. of PA	11.05	187.64	-0.91	12.04	NM	91.78	21.03	91.78	NM	0.00	0.00	NM	892	22.92	NA	-1.70	-11.65	-1.70	-11.65
FFCO FedFirst Fin MHC of PA (45.8)	9.01	27.67	-0.16	6.80	NM	132.50	21.88	135.90	NM	0.00	0.00	NM	273	16.51	0.45	-0.38	-2.32	-0.38	-2.32
FSBI Fidelity Bancorp, Inc. of PA	16.00	47.84	1.17	15.36	11.43	104.17	6.58	110.73	13.68	0.56	3.50	47.86	727	6.32	NA	0.57	9.38	0.48	7.84
FKFS First Keystone Fin., Inc of PA	12.90	31.37	0.35	14.00	NM	92.14	5.98	92.14	36.86	0.00	0.00	0.00	525	6.49	0.49	0.13	2.14	0.16	2.68
FXCB Fox Chase Bncp MHC of PA(44.5)	12.38	80.85	0.31	8.63	NM	143.45	23.90	143.45	39.94	0.00	0.00	0.00	761	16.66	0.02	0.55	3.64	0.60	4.03
HARL Harleysville Svgs Fin Cp of PA	14.83	57.13	0.84	12.73	17.05	116.50	7.34	116.50	17.65	0.68	4.59	NM	778	6.30	0.06	0.44	6.88	0.42	6.64
KNBT KNBT Bancorp, Inc. of PA	14.71	400.07	0.80	12.95	20.43	113.59	13.85	183.88	18.39	0.40	2.72	50.00	2,889	12.19	0.16	0.67	5.56	0.74	6.18
NWSB Northwest Bcrp MHC of PA(39.1)	29.16	570.81	0.93	12.07	31.02	241.59	20.78	351.33	31.35	0.88	3.02	NM	6,898	8.60	0.68	0.69	7.67	0.69	7.59
PVSA Parkvale Financial Corp of PA	29.50	165.58	2.32	22.96	12.45	128.48	9.07	170.03	12.72	0.88	2.98	37.93	1,825	7.06	0.37	0.71	10.64	0.70	10.42
PBIP Prudential Bncp MHC PA (42.7)	13.36	68.87	0.32	7.12	NM	187.64	32.50	187.64	NM	0.20	1.50	27.74	477	17.32	0.12	0.79	4.31	0.79	4.31
SOV Sovereign Bancorp, Inc. of PA	18.08	8663.03	0.72	17.92	36.16	100.89	10.47	275.19	25.11	0.32	1.77	44.44	82,735	10.38	0.40	0.28	2.83	0.40	4.07
THRD TF Fin. Corp. of Newtown PA	27.05	78.04	1.77	22.95	14.70	117.86	11.75	126.58	15.28	0.80	2.96	45.20	664	9.97	0.42	0.80	8.10	0.77	7.79
WVFC WVS Financial Corp. of PA	16.40	38.05	1.55	13.25	10.58	123.77	9.76	123.77	10.58	0.64	3.90	41.29	390	7.89	NA	0.89	11.84	0.89	11.84
WFBC Willow Financial Bcp Inc of PA	12.42	194.07	0.59	13.20	20.70	94.09	12.49	200.65	21.05	0.46	3.70	NM	1,553	13.28	0.59	0.60	4.53	0.59	4.45

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of August 31, 2007

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	16.62	412.92	0.74	13.46	19.98	130.64	16.46	149.42	20.74	0.41	2.34	35.99	3,139	12.57	0.60	0.53	5.04	0.48	4.70
	State of MA	18.29	176.27	0.68	16.53	25.55	111.03	16.58	124.16	22.90	0.44	2.23	44.01	932	15.12	0.26	0.37	3.18	0.45	3.60
	Comparable Group																			
	State of MA																			
BFBC	Benjamin Frkln Bncrp Inc of MA	13.38	108.19	0.59	13.28	29.73	100.75	12.07	152.91	22.68	0.24	1.79	40.68	896	11.98	0.33	0.40	3.35	0.53	4.39
BHLB	Berkshire Hills Bancorp of MA	29.63	261.99	1.67	30.12	22.79	98.37	12.08	179.68	17.74	0.60	2.02	35.93	2,170	12.27	0.82	0.53	4.45	0.68	5.72
BRKL	Brookline Bancorp, Inc. of MA	12.51	745.41	0.34	9.18	36.79	136.27	31.43	150.00	36.79	0.34	2.72	NM	2,371	23.07	0.16	0.85	3.53	0.85	3.53
CEBK	Central Bncrp of Somerville MA	23.56	38.64	0.41	23.00	34.14	102.43	7.04	108.87	NM	0.72	3.06	NM	549	6.87	0.06	0.20	2.90	0.12	1.72
CBNK	Chicopee Bancorp, Inc. of MA	14.14	105.19	0.16	14.75	NM	95.86	22.42	95.86	NM	0.00	0.00	0.00	469	23.39	0.26	-0.46	-2.18	0.26	1.24
HBNK	Hampden Bancorp, Inc. of MA	10.31	81.96	-0.36	12.80	NM	80.55	16.04	80.55	NM	0.12	1.16	NM	511	19.92	0.72	-0.52	-4.13	-0.54	-4.25
HIFS	Hingham Inst. for Sav. of MA	30.00	63.57	2.01	25.10	14.93	119.52	8.96	119.52	14.93	0.80	2.67	39.80	710	7.50	0.06	0.62	8.22	0.62	8.22
LSBX	LSB Corp of No. Andover MA	16.23	74.61	0.83	12.61	21.93	128.71	12.88	128.71	19.55	0.56	3.45	67.47	579	10.01	0.02	0.63	5.92	0.70	6.65
LEGC	Legacy Bancorp, Inc. of MA	14.21	142.26	0.32	14.16	NM	100.35	16.85	102.60	NM	0.16	1.13	50.00	844	16.79	0.30	0.23	1.30	0.39	2.19
MASB	MassBank Corp. of Reading MA	33.92	146.53	1.51	24.83	21.07	136.61	17.94	138.05	22.46	1.12	3.30	74.17	817	13.13	0.02	0.83	6.55	0.78	6.14
MFLR	Mayflower Co-Op. Bank of MA	11.50	24.10	0.44	9.36	23.00	122.86	9.95	123.13	26.14	0.40	3.48	NM	242	8.10	NA	0.43	5.47	0.38	4.81
NFD	New Westfield Fin. Inc. of MA	10.11	322.78	0.20	9.19	NM	110.01	31.29	110.01	NM	0.20	1.98	NM	1,032	28.44	0.11	0.65	2.74	0.68	2.88
UBNK	United Fin Grp MHC of MA(46.4)(7)	12.80	101.94	0.25	8.12	NM	157.64	21.37	158.02	NM	0.24	1.88	NM	1,023	13.55	0.13	0.40	2.97	0.42	3.10

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3

Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2007 (000)	Proj. Pop. 2012	2000-2007 % Change	2007-2012 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Provident Financial Services, Inc. of NJ	Hudson	609	621	631	2.0%	1.5%	27,379	77.4%	4.9%
OceanFirst Financial Corp. of NJ	Ocean	511	571	610	11.8%	6.9%	29,768	84.2%	10.6%
Willow Financial Bancorp, Inc. of PA	Chester	434	491	536	13.3%	9.0%	43,177	156.4%	5.3%
Benjamin Franklin Bancorp, Inc. of MA	Norfolk	650	665	675	2.3%	1.4%	45,708	129.1%	2.7%
Harleysville Savings Fin. Corp. of PA	Montgomery	750	790	818	5.3%	3.6%	41,542	150.5%	2.3%
Fidelity Bancorp, Inc. of PA	Allegheny	1,282	1,241	1,211	-3.2%	-2.4%	29,961	108.5%	0.8%
TF Financial Corp. of PA	Bucks	598	638	668	6.8%	4.6%	37,687	136.5%	1.6%
Pamrapo Bancorp, Inc. of NJ	Hudson	609	621	631	2.0%	1.5%	27,379	77.4%	2.2%
American Bancorp of NJ	Essex	794	808	818	1.8%	1.2%	31,402	88.8%	2.1%
First Keystone Financial, Inc. of PA	Delaware	551	562	569	2.1%	1.2%	41,314	149.7%	3.9%
	Averages:	679	701	717	4.4%	2.9%	35,532	115.9%	3.6%
	Medians:	609	630	649	2.2%	1.5%	34,545	118.8%	2.5%
Cape Savings Bank	Cape May	102	106	108	3.3%	2.5%	36,137	102.2%	13.3%

(1) Total institution deposits in headquarters county as percent of total county deposits.

Source: SNL Financial, LC.

EXHIBIT IV-1
Stock Prices:
As of August 31, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(125)	17.61	28,895	486.7	22.20	15.46	17.58	0.20	-10.15	-12.24	0.96	0.88	15.17	13.54	160.95
SAIF-Insured Thrifts(125)	17.61	28,895	486.7	22.20	15.46	17.58	0.20	-10.15	-12.24	0.96	0.88	15.17	13.54	160.95
NYSE Traded Companies(13)	22.88	111,367	2,117.9	32.64	18.59	22.68	0.40	-17.39	-22.02	2.05	1.50	20.61	17.47	229.55
AMEX Traded Companies(4)	15.83	12,782	127.6	21.80	14.35	15.90	-0.64	-21.09	-24.85	0.89	0.87	13.17	12.74	122.51
NASDAQ Listed OTC Companies(108)	17.06	19,734	307.1	20.98	15.14	17.05	0.21	-8.85	-10.58	0.83	0.81	14.61	13.10	154.32
California Companies(9)	25.23	18,582	553.6	36.76	20.28	24.99	0.62	-17.07	-21.58	2.82	2.05	23.61	23.28	288.12
Florida Companies(5)	11.12	26,802	298.5	19.11	9.72	11.43	-3.41	-39.56	-38.00	0.90	0.76	11.31	10.75	174.09
Mid-Atlantic Companies(35)	16.50	59,459	970.4	20.33	14.72	16.51	0.19	-8.59	-10.22	0.74	0.78	13.02	10.90	143.46
Mid-West Companies(41)	17.77	8,885	134.3	21.31	15.70	17.72	0.58	-8.42	-10.46	0.86	0.80	15.90	14.36	171.38
New England Companies(17)	17.17	33,982	548.3	20.83	15.28	17.15	0.35	-5.68	-8.72	0.51	0.56	15.37	13.53	124.96
North-West Companies(5)	18.39	28,130	677.3	21.92	15.95	18.22	0.68	0.79	-5.44	1.05	1.03	11.92	10.67	103.22
South-East Companies(10)	18.26	8,807	132.2	22.95	16.45	18.31	-0.41	-9.63	-12.09	1.16	1.13	14.96	13.70	136.01
South-West Companies(2)	8.80	14,475	131.6	17.46	7.75	9.03	-2.43	-44.65	-41.01	0.42	0.19	12.44	7.13	126.89
Western Companies (Excl CA)(1)	21.90	7,304	160.0	26.32	18.75	21.20	3.30	-2.45	9.55	1.41	1.68	15.28	15.28	279.77
Thrift Strategy(118)	17.18	22,599	372.9	21.62	15.12	17.12	0.30	-9.88	-11.75	0.92	0.85	15.01	13.41	157.94
Mortgage Banker Strategy(4)	18.98	141,240	2,463.7	26.11	15.69	19.25	-1.79	-22.09	-25.26	1.17	0.88	15.73	12.33	193.60
Diversified Strategy(2)	38.96	153,598	2,849.6	46.83	34.10	40.07	-1.27	-1.01	-13.40	2.60	2.71	23.46	23.18	262.65
Companies Issuing Dividends(110)	18.06	31,438	532.2	22.62	15.86	18.01	0.37	-10.12	-12.30	1.03	0.96	15.29	13.57	165.05
Companies Without Dividends(15)	14.30	10,181	151.9	19.11	12.59	14.49	-1.07	-10.35	-11.80	0.39	0.33	14.34	13.29	130.79
Equity/Assets <6%(6)	17.54	40,347	810.6	22.75	14.90	17.37	0.79	-14.11	-12.28	1.49	1.36	14.73	14.19	273.26
Equity/Assets 6-12%(80)	19.17	23,500	399.4	24.79	16.84	19.17	-0.04	-12.45	-14.93	1.22	1.10	16.08	14.47	193.39
Equity/Assets >12%(39)	14.45	38,282	620.1	16.88	12.76	14.39	0.61	-4.95	-6.78	0.36	0.38	13.40	11.56	80.00
Converted Last 3 Mths (no MHC)(2)	10.23	15,403	151.7	11.87	9.32	10.27	-0.41	4.77	-5.71	0.29	0.29	11.62	11.62	42.79
Actively Traded Companies(10)	23.05	66,555	1,311.1	29.01	20.80	22.85	1.02	-9.97	-14.00	1.12	1.12	17.40	15.58	196.30
Market Value Below $20 Million(4)	10.26	1,955	17.3	12.31	8.74	10.34	-0.48	-4.35	-6.09	0.01	-0.10	9.88	9.64	127.77
Holding Company Structure(118)	17.85	30,369	513.8	22.48	15.64	17.82	0.22	-10.19	-12.55	1.01	0.93	15.34	13.60	161.77
Assets Over $1 Billion(53)	19.96	63,673	1,092.6	25.96	16.73	19.92	0.17	-11.71	-15.24	1.35	1.16	16.16	13.39	180.01
Assets $500 Million-$1 Billion(36)	18.81	5,784	88.1	23.30	17.11	18.82	-0.04	-8.78	-11.03	0.96	0.97	16.17	14.84	180.78
Assets $250-$500 Million(26)	12.94	4,222	49.7	15.60	11.96	12.89	0.63	-10.86	-9.81	0.54	0.57	12.55	12.08	116.73
Assets less than $250 Million(10)	14.06	1,994	23.8	17.11	12.62	14.06	0.04	-4.93	-7.85	0.06	-0.01	13.70	13.57	112.07
Goodwill Companies(87)	19.21	38,213	660.3	24.24	16.64	19.19	0.17	-10.49	-12.86	1.16	1.07	16.08	13.72	175.73
Non-Goodwill Companies(38)	14.02	7,929	96.1	17.61	12.82	13.97	0.27	-9.38	-10.84	0.49	0.45	13.13	13.13	127.68
Acquirors of FSLIC Cases(4)	25.61	29,939	984.5	32.32	20.64	24.81	2.14	-4.42	-9.64	1.36	1.12	21.41	21.00	223.32

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
SAIF-Insured Thrifts(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
AMEX Traded Companies(1)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
NASDAQ Listed OTC Companies(39)	13.36	31,690	170.8	15.65	11.72	13.29	0.51	2.19	-6.17	0.27	0.24	7.70	7.22	59.11
Mid-Atlantic Companies(23)	12.64	24,099	137.8	14.99	11.05	12.59	0.34	-1.00	-6.46	0.31	0.27	7.74	7.21	57.68
Mid-West Companies(7)	15.82	66,685	327.6	17.70	13.82	15.65	1.47	4.14	-0.82	0.21	0.20	8.22	7.75	62.57
New England Companies(5)	11.50	11,482	62.2	14.14	10.86	11.53	-0.13	-5.65	-13.55	0.24	0.23	7.26	6.94	64.39
South-East Companies(2)	13.20	10,888	44.3	17.00	11.56	13.10	0.76	-2.65	-20.72	0.21	0.22	5.78	5.69	41.15
South-West Companies(1)	17.17	25,963	199.3	19.00	14.25	17.19	-0.12	71.70	1.36	0.23	0.22	8.09	8.09	61.81
Thrift Strategy(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
Companies Issuing Dividends(26)	13.99	18,290	123.2	16.35	12.26	13.92	0.49	1.11	-7.46	0.29	0.29	7.90	7.24	62.86
Companies Without Dividends(14)	12.11	52,107	238.9	14.35	10.72	12.04	0.54	2.22	-4.41	0.25	0.18	7.46	7.31	52.66
Equity/Assets 6-12%(15)	14.36	14,802	128.1	17.37	12.64	14.25	0.88	-6.09	-11.15	0.36	0.36	8.48	7.61	88.29
Equity/Assets >12%(24)	12.66	40,333	188.7	14.57	11.12	12.62	0.30	6.02	-3.48	0.23	0.19	7.29	7.07	41.80
Holding Company Structure(37)	13.35	31,505	169.8	15.76	11.75	13.28	0.52	1.53	-6.46	0.28	0.25	7.80	7.30	60.55
Assets Over $1 Billion(11)	17.59	83,903	462.7	19.77	15.06	17.48	0.59	12.61	0.73	0.29	0.29	8.05	7.38	60.65
Assets $500 Million-$1 Billion(10)	12.44	17,430	89.6	14.21	10.60	12.31	1.21	3.69	-7.03	0.26	0.26	7.30	6.73	50.26
Assets $250-$500 Million(18)	11.31	7,437	35.6	13.83	10.24	11.29	0.24	-4.10	-9.72	0.27	0.21	7.64	7.29	61.21
Assets less than $250 Million(1)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
Goodwill Companies(19)	12.99	43,441	201.1	14.96	11.54	12.84	1.04	-2.35	-6.34	0.24	0.23	7.64	6.55	64.56
Non-Goodwill Companies(21)	13.51	21,407	140.0	16.10	11.79	13.51	0.11	4.43	-6.32	0.31	0.26	7.81	7.81	54.96
MHC Institutions(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
MHC Converted Last 3 Months(1)	9.50	92,265	346.5	9.69	8.31	9.37	1.39	-5.00	-5.00	0.15	0.14	7.12	5.43	44.62

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	26.07	96,852	2,524.9	31.75	22.47	25.90	0.66	-15.08	-13.56	1.53	1.52	12.34	10.43	223.54
BFF	BFC Financial Corp. of FL(8)	3.15	35,999	113.4	7.06	3.11	3.52	-10.51	-42.73	-52.63	-0.10	-0.24	4.52	2.37	211.28
BBX	BankAtlantic Bancorp of FL	8.29	58,089	481.6	14.96	7.50	8.76	-5.37	-41.08	-39.97	0.31	0.05	8.83	7.51	111.81
DSL	Downey Financial Corp. of CA	56.59	27,854	1,576.3	75.29	43.55	54.13	4.54	-7.82	-22.03	6.70	5.78	52.58	52.46	535.04
FED	FirstFed Financial Corp. of CA	50.25	16,010	804.5	69.70	38.73	51.20	-1.86	-1.20	-24.97	7.93	7.57	45.24	45.20	479.03
FBC	Flagstar Bancorp, Inc. of MI	12.30	60,260	741.2	15.59	9.59	12.06	1.99	-15.41	-17.12	0.84	0.20	12.78	12.78	268.49
GLK	Great Lakes Bancorp, Inc of NY	11.85	10,925	129.5	16.80	11.35	11.91	-0.50	-25.42	-15.60	-0.15	-0.17	12.30	12.29	81.65
IMB	IndyMac Bancorp, Inc. of CA	24.20	73,665	1,782.7	48.14	16.86	23.65	2.33	-38.11	-46.41	3.47	-1.34	27.83	26.21	429.77
NYB	New York Community Bcrp of NY	17.69	313,852	5,552.0	18.43	15.69	17.66	0.17	7.80	9.88	0.69	0.81	12.62	4.83	94.39
NAL	NewAlliance Bancshares of CT	14.91	112,878	1,683.0	17.09	12.78	14.63	1.91	2.26	-9.09	0.28	0.42	12.61	7.41	70.36
PFB	PFF Bancorp, Inc. of Pomona CA	17.52	23,420	410.3	38.24	14.53	17.42	0.57	-51.45	-49.23	1.75	1.77	15.82	15.76	190.83
PFS	Provident Fin. Serv. Inc of NJ	16.80	63,449	1,065.9	18.94	13.54	16.76	0.24	-9.92	-7.34	0.80	0.71	16.40	8.15	97.00
SOV	Sovereign Bancorp, Inc. of PA	18.08	479,150	8,663.0	26.70	16.52	18.06	0.11	-13.24	-28.79	0.50	0.72	17.92	6.57	172.67
AMEX Traded Companies															
FDT	Federal Trust Corp of FL	4.75	9,414	44.7	10.69	4.10	5.00	-5.00	-55.27	-52.97	-0.22	-0.24	5.31	5.31	76.60
GOV	Gouverneur Bcp MHC of NY(42.8)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
NFD	New Westfield Fin. Inc. of MA	10.11	31,927	322.8	12.29	8.52	10.02	0.90	14.76	-4.08	0.19	0.20	9.19	9.19	32.31
TSH	Teche Hlding Cp of N Iberia LA	41.75	2,201	91.9	54.40	38.61	42.00	-0.60	-18.14	-10.93	3.15	3.12	29.86	28.12	324.43
WSB	Washington SB, FSB of Bowie MD	6.70	7,585	50.8	9.80	6.15	6.56	2.13	-25.72	-23.43	0.45	0.39	8.32	8.32	56.70
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA	9.59	24,460	234.6	12.74	8.50	9.66	-0.72	0.95	-20.02	0.25	0.25	9.99	9.99	42.93
ALLB	Alliance Bank MHC of PA (45.0)	8.74	7,225	28.4	11.94	7.54	8.57	1.98	-15.06	-18.77	0.20	0.20	6.84	6.84	58.81
ASBI	Ameriana Bancorp of IN	9.21	2,989	27.5	14.24	8.81	9.06	1.66	-31.32	-29.53	-0.41	-0.13	10.56	10.28	141.65
ABNJ	American Bancorp of NJ	11.10	12,469	138.4	12.39	10.20	10.89	1.93	-7.11	-7.35	0.08	0.07	8.50	8.50	45.09
ABCW	Anchor BanCorp Wisconsin of WI	26.34	21,345	562.2	29.99	21.21	27.37	-3.76	-9.86	-8.61	1.79	1.66	15.53	14.60	212.36
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	13.98	13,676	71.0	20.06	12.42	13.50	3.56	-20.39	-23.31	0.29	0.29	6.51	6.31	65.69
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	9.75	5,916	21.1	17.30	8.45	8.95	8.94	-22.00	-35.00	-0.53	0.10	5.72	5.30	110.06
BKMU	Bank Mutual Corp of WI	11.86	55,195	654.6	12.76	10.25	11.89	-0.25	-3.66	-2.06	0.35	0.33	8.52	7.52	62.28
BFIN	BankFinancial Corp. of IL	15.59	22,943	357.7	18.50	13.01	15.72	-0.83	-10.61	-12.46	0.35	0.34	13.38	12.01	66.77
BKUNA	BankUnited Fin. Corp. of FL	17.10	35,626	609.2	28.79	13.64	17.20	-0.58	-33.64	-38.84	2.77	2.52	22.40	21.60	406.69
BNCL	Beneficial Mut MHC of PA(44.3)	9.50	82,265	346.5	9.69	8.31	9.37	1.39	-5.00	-5.00	0.15	0.14	7.12	5.43	44.62
BFBC	Benjamin Frkln Bncrp Inc of MA	13.38	8,086	108.2	16.94	12.01	13.31	0.53	-4.77	-17.91	0.45	0.59	13.28	8.75	110.83
BHLB	Berkshire Hills Bancorp of MA	29.63	8,842	262.0	39.67	25.21	30.70	-3.49	-20.61	-11.45	1.30	1.67	30.12	16.49	245.38
BRBI	Blue River Bancshares of IN	5.56	3,467	19.3	6.65	1.49	5.50	1.09	-12.58	-8.85	0.13	0.13	5.04	4.07	68.24
BOFI	Bofi Holding, Inc. Of CA	7.27	8,268	60.1	8.00	6.09	7.18	1.25	0.97	4.91	0.36	0.32	8.19	8.19	114.56
BYFC	Broadway Financial Corp. of CA	10.35	1,692	17.5	11.29	10.06	10.50	-1.43	-3.99	-1.43	0.88	0.87	10.86	10.86	107.83
BRKL	Brookline Bancorp, Inc. of MA	12.51	59,585	745.4	14.25	10.10	12.44	0.56	-6.29	-5.01	0.34	0.34	9.18	8.34	39.80
BFSB	Brooklyn Fed MHC of NY (30.0)	14.01	13,418	55.6	15.50	12.20	14.21	-1.41	14.37	6.14	0.29	0.28	6.36	6.36	29.66
CITZ	CFS Bancorp, Inc of Munster IN	14.29	10,846	155.0	15.15	13.90	14.15	0.99	-4.73	-2.46	0.55	0.50	11.83	11.71	110.91
CMSB	CMS Bancorp, Inc. of NY	10.50	2,055	21.6	12.00	10.00	10.60	-0.94	5.00	5.00	-0.78	-0.78	11.89	11.89	68.91
CFFN	Capitol Fd Fn MHC of KS (29.5)	34.82	74,297	760.4	40.42	29.25	35.07	-0.71	2.59	-9.37	0.48	0.49	11.71	11.71	105.30
CARV	Carver Bancorp, Inc. of NY	15.59	2,503	39.0	17.10	14.50	16.00	-2.56	-6.87	0.06	1.17	1.61	20.89	18.34	305.15
CEBK	Central Bncrp of Somerville MA	23.56	1,640	38.6	33.90	20.12	23.30	1.12	-24.15	-27.19	0.69	0.41	23.00	21.64	334.66
CFBK	Central Federal Corp. of OH	6.19	4,435	27.5	8.46	6.04	6.11	1.31	-24.05	-15.90	0.08	0.02	6.20	6.20	58.61
CHEV	Cheviot Fin Cp MHC of OH(42.1)	11.99	9,144	47.6	13.75	11.71	12.14	-1.24	-0.08	-9.30	0.10	0.11	7.63	7.63	34.61
CBNK	Chicopee Bancorp, Inc. of MA	14.14	7,439	105.2	16.19	12.70	14.22	-0.56	-3.28	-9.65	-0.28	0.16	14.75	14.75	63.06
CZWI	Citizens Comm Bncorp Inc of WI	9.00	7,118	64.1	10.47	7.90	8.62	4.41	-14.04	-7.98	0.06	0.06	10.92	9.93	46.45
CTZN	Citizens First Bancorp of MI	19.47	8,052	156.8	31.64	16.01	19.06	2.15	-17.67	-36.66	1.21	1.20	22.12	20.59	221.88
CSBC	Citizens South Banking of NC	12.70	7,886	100.2	13.85	12.09	12.71	-0.08	-8.17	-1.85	0.75	0.80	10.68	6.70	95.80
CSBK	Clifton Svg Bp MHC of NJ(43.3)	11.22	28,465	143.8	12.35	8.85	11.19	0.27	2.56	-7.96	0.10	0.10	6.36	6.36	28.14
COBK	Colonial Bank MHC of NJ (46.0)	11.74	4,433	24.4	16.05	10.05	12.26	-4.24	-8.64	-16.50	0.35	0.35	8.19	8.19	97.51
CFFC	Community Fin. Corp. of VA	10.28	4,296	44.2	12.97	8.04	10.50	-2.10	-13.97	-12.29	0.97	0.97	9.05	9.05	111.61
DCOM	Dime Community Bancshars of NY	13.63	35,258	480.6	15.36	10.70	13.98	-2.50	-4.62	-2.71	0.70	0.66	7.81	6.23	92.19
ESBF	ESB Financial Corp. of PA	10.32	12,717	131.2	11.90	9.57	10.15	1.67	-9.47	-6.18	0.69	0.62	9.53	6.04	148.55
ESSA	ESSA Bancorp, Inc. of PA	11.05	16,981	187.6	12.21	10.20	11.10	-0.45	10.50	10.50	-0.91	-0.91	12.04	12.04	52.54
ESBK	Elmira Svgs Bank, FSB of NY	20.49	1,451	29.7	28.92	19.25	21.10	-2.89	-24.86	-25.49	1.16	1.54	17.09	16.94	259.22
FFDF	FFD Financial Corp of Dover OH	15.01	1,110	16.7	18.51	14.85	15.25	-1.57	-2.85	-14.28	1.43	1.33	15.95	15.95	152.73
FFCO	FedFirst Fin MHC of PA (45.8)	9.01	6,641	27.7	10.50	8.64	9.00	0.11	-12.10	-7.11	-0.16	-0.16	6.80	6.63	41.18
FSBI	Fidelity Bancorp, Inc. of PA	16.00	2,990	47.8	19.75	15.00	16.00	0.00	-13.28	-14.16	1.40	1.17	15.36	14.45	243.14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FBTC First BancTrust Corp of IL	11.40	2,227	25.4	12.35	10.50	11.06	3.07	-2.15	-3.39	0.47	0.40	11.55	10.98	135.13
FBEI First Bancorp of Indiana of IN	15.80	1,841	29.1	20.82	14.51	15.50	1.94	-16.84	-20.24	0.43	0.37	18.49	14.74	197.74
FBSI First Bancshares, Inc. of MO	16.25	1,551	25.2	17.99	15.10	16.34	-0.55	0.31	-6.61	-0.19	-0.24	17.17	16.98	155.76
FCAP First Capital, Inc. of IN	16.80	2,830	47.5	18.95	16.21	16.61	1.14	-7.95	-9.43	1.22	1.10	15.64	13.61	157.37
FCLF First Clover Leaf Fin Cp of IL	10.90	9,074	98.9	12.25	10.00	10.85	0.46	-9.09	-5.22	0.28	0.29	10.30	9.07	41.48
FCFL First Community Bk Corp of FL	14.35	4,078	58.5	22.00	13.62	14.75	-2.71	-28.25	-20.23	0.74	0.71	8.69	8.59	101.24
FDEF First Defiance Fin. Corp of OH	27.38	7,178	196.5	30.70	23.99	26.88	1.86	0.33	-9.49	2.09	1.85	22.94	17.31	214.64
FFNM First Fed of N. Michigan of MI	8.00	2,883	23.1	9.77	7.05	7.64	4.71	-17.53	-12.09	0.11	0.11	11.75	10.46	91.61
FFBH First Fed. Bancshares of AR	17.75	4,863	86.3	25.43	17.50	18.72	-5.18	-22.83	-27.01	0.99	0.88	15.33	15.33	168.72
FFSX First Federal Bankshares of IA	17.85	3,390	60.5	22.51	17.30	17.40	2.59	-17.48	-17.74	0.91	0.63	20.72	15.27	190.51
FFCH First Fin. Holdings Inc. of SC	31.85	11,841	377.1	41.50	26.49	31.57	0.89	-7.79	-18.71	2.26	2.14	15.94	14.02	225.57
FFHS First Franklin Corp. of OH	13.60	1,681	22.9	18.19	13.00	13.10	3.82	-15.05	-12.26	0.51	0.73	15.19	15.19	192.06
FKFS First Keystone Fin., Inc of PA	12.90	2,432	31.4	20.61	12.55	13.25	-2.64	-30.83	-33.51	0.28	0.35	14.00	14.00	215.70
FMSB First Mutual Bncshrs Inc of WA(8)	26.25	6,695	175.7	27.08	21.01	26.01	0.92	17.24	13.24	1.50	1.13	11.01	11.01	153.70
FNFG First Niagara Fin. Group of NY	14.13	106,209	1,500.7	15.43	11.49	14.05	0.57	-5.55	-4.91	0.79	0.81	13.06	6.02	74.81
FPTB First PacTrust Bancorp of CA	22.80	4,404	100.4	28.92	20.65	22.92	-0.52	-19.35	-17.72	0.98	0.98	18.95	18.95	174.65
FPFC First Place Fin. Corp. of OH	17.62	17,236	303.7	25.49	15.00	18.21	-3.24	-25.12	-24.99	1.49	1.22	18.92	12.64	187.18
FFIC Flushing Fin. Corp. of NY	16.42	21,253	349.0	18.79	14.41	17.00	-3.41	-6.33	-3.81	0.96	0.92	10.54	9.64	143.13
FXCB Fox Chase Bncp MHC of PA(44.5)	12.38	14,680	80.9	14.32	10.36	12.14	1.98	23.80	-8.30	0.28	0.31	8.63	8.63	51.81
FBTX Franklin Bank Corp of TX	9.19	25,346	232.9	21.88	7.50	9.66	-4.87	-53.77	-55.26	0.57	0.11	15.12	4.50	218.80
GSLA GS Financial Corp. of LA	18.98	1,266	24.0	22.01	17.04	18.25	4.00	14.96	-4.14	1.57	1.54	21.32	21.32	134.22
PEDE Great Pee Dee Bancorp of SC(8)	21.38	1,790	38.3	24.99	14.38	21.64	-1.20	44.95	37.94	0.89	0.87	15.27	14.97	122.34
GCBC Green Co Bcrp MHC of NY (44.4)	12.28	4,151	22.6	17.00	11.00	13.06	-5.97	-12.29	-20.77	0.54	0.59	8.53	8.53	78.49
HFFC HF Financial Corp. of SD	16.70	4,013	67.0	18.50	15.45	16.52	1.09	1.40	-3.36	1.41	1.87	15.39	14.16	248.22
HMNF HMN Financial, Inc. of MN	29.30	4,276	125.3	36.00	28.54	29.33	-0.10	-18.45	-15.10	1.98	1.72	22.15	21.25	263.66
HBNK Hampden Bancorp, Inc. of MA	10.31	7,950	82.0	13.00	9.00	10.22	0.88	3.10	3.10	-0.35	-0.36	12.80	12.80	64.26
HARL Harleysville Svgs Fin Cp of PA	14.83	3,852	57.1	19.93	13.30	13.95	6.31	-12.20	-19.75	0.87	0.84	12.73	12.73	202.01
HWFG Harrington West Fncl Grp of CA	14.90	5,547	82.7	18.49	14.50	15.07	-1.13	-8.48	-13.62	1.28	1.40	12.42	11.28	203.80
HBOS Heritage Fn Gp MHC of GA(29.9)	13.20	10,888	44.3	17.00	11.56	13.10	0.76	-2.65	-20.72	0.21	0.22	5.78	5.69	41.15
HIFS Hingham Inst. for Sav. of MA	30.00	2,119	63.6	38.49	29.03	30.00	0.00	-20.21	-12.49	2.01	2.01	25.10	25.10	334.83
HOME Home Fed Bncp MHC of ID (40.8)(8)	13.95	15,232	86.4	17.99	12.53	14.68	-4.97	-6.56	-18.71	0.38	0.31	7.22	7.22	47.81
HFBC HopFed Bancorp, Inc. of KY	15.41	3,615	55.7	16.80	14.39	15.49	-0.52	-6.04	-4.29	1.10	1.08	14.57	12.32	212.63
HCBK Hudson City Bancorp, Inc of NJ	14.22	531,830	7,562.6	14.37	11.45	14.09	0.92	8.88	2.45	0.53	0.53	8.75	8.44	74.63
IFSB Independence FSB of DC	10.10	1,552	15.7	12.80	8.57	10.10	0.00	2.02	0.20	-2.40	-2.74	7.67	7.67	102.28
ISBC Investors Bcrp MHC of NJ(45.7)	14.20	111,469	755.1	16.00	11.46	13.74	3.35	-1.18	-9.73	0.20	0.22	7.57	7.57	50.25
JXSB Jcksnville Bcp MHC of IL(47.7)	13.39	1,987	12.7	13.80	11.18	12.25	9.31	6.69	3.48	0.29	0.31	10.57	9.15	138.35
JFBI Jefferson Bancshares Inc of TN	10.76	6,614	71.2	13.45	10.00	10.75	0.09	-19.88	-17.36	0.22	0.24	11.14	11.14	49.86
KFED K-Fed Bancorp MHC of CA (37.3)(8)	13.72	13,970	72.2	20.08	12.61	14.11	-2.76	-11.60	-27.21	0.34	0.34	6.56	6.25	57.18
KNBT KNBT Bancorp, Inc. of PA	14.71	27,197	400.1	17.52	12.66	14.47	1.66	-9.20	-12.07	0.72	0.80	12.95	8.00	106.22
KFFB KY Fst Fed Bp MHC of KY (44.5)	9.89	8,263	37.5	10.60	9.50	10.00	-1.10	-7.57	-3.51	0.10	0.10	7.54	5.71	32.34
KRNY Kearny Fin Cp MHC of NJ (29.7)	13.21	71,168	284.5	17.07	11.34	13.59	-2.80	-11.76	-17.75	0.05	0.05	6.65	5.49	28.21
LSBX LSB Corp of No. Andover MA	16.23	4,597	74.6	18.06	15.50	16.25	-0.12	-6.46	-2.05	0.74	0.83	12.61	12.61	125.98
LSBI LSB Fin. Corp. of Lafayette IN	23.00	1,569	36.1	27.49	22.34	23.39	-1.67	-10.54	-6.12	1.81	1.71	21.96	21.96	223.08
LSBK Lake Shore Bnp MHC of NY(45.0)	10.40	6,464	31.0	14.50	9.50	10.40	0.00	-2.80	-17.20	0.24	0.24	8.05	8.05	54.02
LEGC Legacy Bancorp, Inc. of MA	14.21	10,011	142.3	16.41	11.87	13.61	4.41	-6.20	-10.35	0.19	0.32	14.16	13.85	84.35
LBCP Liberty Bancorp, Inc. of MO	10.81	4,761	51.5	11.52	9.95	10.77	0.37	6.19	0.75	0.38	0.35	10.29	10.29	69.06
LABC Louisiana Bancorp, Inc. of LA	10.86	6,346	68.9	10.99	10.15	10.87	-0.09	8.60	8.60	0.32	0.32	13.25	13.25	42.64
MAFB MAF Bancorp, Inc. of IL(8)	53.69	33,080	1,776.1	55.01	39.50	53.55	0.26	30.09	20.14	2.26	2.34	33.15	20.93	311.90
MFBC MFB Corp. of Mishawaka IN	30.25	1,311	39.7	36.19	29.76	30.50	-0.82	-3.20	-11.58	2.84	2.50	31.27	28.69	385.27
MSBF MSB Fin Corp MHC of NJ (45.0)	10.21	5,621	25.8	12.50	9.51	10.10	1.09	2.10	2.10	0.28	0.28	7.68	7.68	50.29
MGYR Magyar Bancorp MHC of NJ(46.0)	10.95	5,832	29.8	15.20	10.75	11.10	-1.35	-8.83	-20.42	0.14	0.14	8.17	8.17	81.35
MASB MassBank Corp. of Reading MA	33.92	4,320	146.5	34.79	32.30	34.00	-0.24	2.91	3.13	1.61	1.51	24.83	24.57	189.11
MFLR Mayflower Co-Op. Bank of MA	11.50	2,096	24.1	14.97	10.00	11.60	-0.86	-8.80	-5.58	0.50	0.44	9.36	9.34	115.60
CASH Meta Financial Group of IA	40.10	2,570	103.1	42.00	23.00	39.90	0.50	74.35	34.56	0.16	1.15	18.35	17.02	259.43
MFSF MutualFirst Fin. Inc. of IN	17.27	4,329	74.8	22.92	16.01	17.93	-3.68	-17.01	-18.54	0.93	0.95	20.25	16.71	219.14
NASB NASB Fin, Inc. of Grandview MO	34.53	7,932	273.9	44.06	26.32	34.66	-0.38	-1.00	-16.49	2.24	1.00	18.81	18.44	193.63
NECB NE Comm Bncrp MHC of NY (45.0)	10.40	13,225	61.9	12.60	9.25	10.42	-0.19	-7.80	-15.38	0.90	-0.05	8.16	8.16	23.16
NHTB NH Thrift Bancshares of NH	15.65	5,066	79.3	16.99	13.98	15.30	2.29	-6.01	-2.19	0.87	0.73	12.20	7.82	149.60
NVSL Naug Vlly Fin MHC of CT (44.2)	11.00	7,391	36.5	12.95	10.05	10.88	1.10	-4.60	-10.57	0.16	0.15	6.77	6.75	58.08
NEBS New England Bnchrs Inc. of CT	12.01	5,352	64.3	13.70	10.26	12.30	-2.36	-5.43	-9.29	0.19	0.18	10.64	10.33	54.65
NFSB Newport Bancorp, Inc. of RI	12.10	4,878	59.0	14.48	11.61	12.15	-0.41	-10.04	-11.42	-0.27	-0.27	12.44	12.44	63.57
FFFD North Central Bancshares of IA	38.80	1,365	53.0	41.33	38.20	39.00	-0.51	-1.77	-1.15	3.21	3.21	30.57	26.94	388.97
NWSB Northwest Bcrp MHC of PA(39.1)	29.16	49,149	570.8	29.75	24.85	28.30	3.04	9.62	6.19	0.94	0.93	12.07	8.30	140.35
OSHC Ocean Shr Hldg MHC of NJ(44.8)	11.20	8,508	43.2	13.83	9.94	10.85	3.23	-13.65	-18.55	0.34	0.34	7.37	7.37	68.44
OCFC OceanFirst Fin. Corp of NJ	17.56	12,319	216.3	24.00	14.17	17.11	2.63	-19.67	-23.42	-0.14	0.74	10.04	10.04	160.55

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
ONFC Oneida Financl MHC of NY(44.6)	11.90	7,787	41.3	13.44	10.94	12.10	-1.65	1.71	0.76	0.48	0.49	7.46	4.14	64.74
ORIT Oritani Fin Cp MHC of NJ(32.0)	15.12	40,552	196.2	16.00	12.55	15.01	0.73	51.20	51.20	0.30	0.31	6.72	6.72	29.45
OSBK Osage Bancshares, Inc. of OK	8.40	3,604	30.3	13.03	8.00	8.40	0.00	-35.53	-26.77	0.26	0.26	9.76	9.76	34.97
PSBH PSB Hldgs Inc MHC of CT (45.2)	9.60	6,779	29.5	11.48	9.50	9.90	-3.03	-11.93	-13.82	0.28	0.28	7.56	6.38	72.46
PVFC PVF Capital Corp. of Solon OH(8)	15.57	7,730	120.4	15.90	9.88	15.65	-0.51	55.39	47.30	0.67	0.65	9.23	9.23	117.41
PBCI Pamrapo Bancorp, Inc. of NJ	18.10	4,976	90.1	26.50	16.82	17.50	3.43	-8.95	-23.17	1.12	1.07	11.80	11.80	127.89
PFED Park Bancorp of Chicago IL	30.25	1,241	37.5	36.00	28.54	30.49	-0.79	-6.92	-9.65	0.00	-0.04	25.14	25.14	175.92
PVSA Parkvale Financial Corp of PA	29.50	5,613	165.6	34.60	26.50	27.88	5.81	-4.47	-7.09	2.37	2.32	22.96	17.35	325.19
PRTR Partners Trust Fin. Grp. of NY(8)	12.14	43,451	527.5	12.20	9.81	12.08	0.50	10.77	4.30	0.51	0.59	11.28	5.55	84.00
PBHC Pathfinder BC MHC of NY (35.8)	10.98	2,484	9.7	16.00	9.35	10.30	6.60	-20.09	-15.80	0.33	0.24	8.36	6.78	122.61
PFDC Peoples Bancorp of Auburn IN	19.00	3,145	59.8	21.00	16.62	19.00	0.00	-1.04	-1.91	0.87	0.83	19.64	18.87	153.77
PCBI Peoples Community Bcrp. of OH	15.61	4,839	75.5	19.60	14.01	15.12	3.24	-17.23	-13.28	-1.38	-1.40	17.86	11.88	211.03
PBCT Peoples United Financial of CT	17.68	300,900	5,319.9	22.81	14.78	17.44	1.38	2.73	-16.80	0.34	0.38	14.97	14.62	45.93
PROV Provident Fin. Holdings of CA	23.22	6,377	148.1	32.80	17.51	22.80	1.84	-24.19	-23.67	2.06	1.08	20.63	20.63	277.57
PBNY Provident NY Bncrp, Inc. of NY	13.81	41,667	575.4	16.00	11.42	13.84	-0.22	-1.00	-7.81	0.47	0.48	9.66	5.52	66.79
PBIP Prudential Bncp MHC PA (42.7)	13.36	11,614	68.9	13.89	12.46	13.28	0.60	0.45	-0.30	0.32	0.32	7.12	7.12	41.11
PULB Pulaski Fin Cp of St. Louis MO	14.04	9,981	140.1	17.00	12.11	14.01	0.21	-14.91	-11.86	0.93	0.71	8.04	7.59	113.78
RPFG Rainier Pacific Fin Grp of WA	16.16	6,568	106.1	23.50	14.50	16.28	-0.74	-12.13	-18.51	0.45	0.42	13.69	13.21	137.77
RIVR River Valley Bancorp of IN	19.42	1,628	31.6	20.24	17.00	18.25	6.41	7.35	7.59	1.31	1.30	14.91	14.89	206.82
RVSB Riverview Bancorp, Inc. of WA	14.93	11,567	172.7	17.75	12.73	14.91	0.13	14.32	-1.78	1.02	1.00	8.62	6.35	71.94
RCKB Rockville Fin MHC of CT (45.0)	14.45	19,354	126.4	18.20	13.95	14.70	-1.70	-1.37	-19.05	0.36	0.34	8.03	7.98	65.69
ROMA Roma Fin Corp MHC of NJ (31.0)	16.99	32,732	172.4	17.37	13.54	16.93	0.35	12.44	2.60	0.18	0.18	7.26	7.24	27.11
ROME Rome Bancorp, Inc. of Rome NY	11.90	8,336	99.2	13.00	11.00	11.91	-0.08	-7.61	-6.67	0.39	0.39	8.96	8.96	37.30
SIFI SI Fin Gp Inc MHC of CT (41.3)	10.95	12,405	56.2	13.94	9.95	10.62	3.11	-4.70	-10.76	0.17	0.15	6.69	6.64	61.34
SVBI Severn Bancorp, Inc. of MD	13.43	10,067	135.2	22.55	12.25	14.19	-5.36	-22.59	-23.13	1.40	1.38	9.11	9.07	91.97
SUPR Superior Bancorp of AL	9.40	34,671	325.9	11.93	8.10	9.46	-0.63	-19.45	-17.11	0.21	0.16	8.05	4.33	71.25
SYNF Synergy Financial Group of NJ(8)	14.16	11,382	161.2	16.69	12.21	14.08	0.57	-11.56	-14.08	0.27	0.32	8.77	8.72	81.93
THRD TF Fin. Corp. of Newtown PA	27.05	2,885	78.0	33.49	26.36	26.87	0.67	-11.02	-12.74	1.84	1.77	22.95	21.37	230.17
TFSL TFS Fin Corp MHC of OH (31.5)	11.60	332,319	1,220.3	12.60	10.45	11.58	0.17	16.00	16.00	0.04	0.04	5.90	5.87	30.14
TONE TierOne Corp. of Lincoln NE(8)	22.42	18,054	404.8	34.97	18.72	22.32	0.45	-34.27	-29.07	1.90	1.86	20.38	17.63	193.60
TSBK Timberland Bancorp, Inc. of WA	15.91	7,025	111.8	19.48	14.95	15.76	0.95	-18.49	-14.28	1.16	1.12	10.53	9.54	88.85
TRST TrustCo Bank Corp NY of NY	11.18	75,016	838.7	11.67	9.14	11.01	1.54	1.64	0.54	0.55	0.55	3.06	3.06	44.98
UCBA United Comm Bncp MHC IN (45.0)	12.40	8,298	47.2	13.70	10.52	12.24	1.31	16.98	3.51	0.32	0.22	7.49	7.49	46.55
UCFC United Community Fin. of OH	7.39	30,213	223.3	13.30	6.13	7.62	-3.02	-41.86	-39.62	0.67	0.61	9.11	7.96	89.57
UBNK United Fin Grp MHC of MA(46.4)(8)	12.80	17,072	101.9	16.00	11.01	12.02	6.49	-2.36	-7.25	0.24	0.25	8.12	8.10	59.91
UWBK United Western Bncp, Inc of CO	21.90	7,304	160.0	26.32	18.75	21.20	3.30	-2.45	9.55	1.41	1.68	15.28	15.28	279.77
VPFG ViewPoint Finl MHC of TX(45.0)	17.17	25,963	199.3	19.00	14.25	17.19	-0.12	71.70	1.36	0.23	0.22	8.09	8.09	61.81
WSFS WSFS Financial Corp. of DE	60.24	6,296	379.3	70.85	53.42	62.69	-3.91	-4.76	-10.00	4.86	5.03	31.95	31.73	479.37
WVFC WVS Financial Corp. of PA	16.40	2,320	38.0	17.95	15.77	16.30	0.61	0.00	-0.61	1.55	1.55	13.25	13.25	167.99
WFSL Washington Federal, Inc. of WA	26.54	87,361	2,318.6	26.94	21.62	25.93	2.35	19.44	12.79	1.56	1.56	14.83	13.59	114.31
WAUW Wauwatosa Hlds MHC of WI(30.4)	16.65	32,489	167.2	19.00	14.14	16.24	2.52	-5.67	-6.57	0.12	0.12	6.67	6.67	50.69
WAYN Wayne Savings Bancshares of OH	13.00	3,194	41.5	15.00	12.50	13.18	-1.37	-11.86	-10.03	0.69	0.71	10.56	9.82	124.60
WFBC Willow Financial Bcp Inc of PA	12.42	15,626	194.1	15.95	10.68	12.26	1.31	-20.59	-12.60	0.60	0.59	13.20	6.19	99.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages, All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(125)	11.69	10.45	0.52	5.47	4.43	0.50	5.16	0.64	211.07	0.88	18.83	118.57	13.38	139.13	19.72	0.46	2.58	41.08
NYSE Traded Companies(13)	10.49	7.72	0.65	7.65	6.70	0.51	5.51	0.51	184.34	0.82	17.30	114.66	11.81	168.69	18.70	0.57	2.87	43.83
AMEX Traded Companies(4)	14.81	14.68	0.53	3.81	2.88	0.50	3.54	1.14	216.32	1.33	14.07	104.95	15.54	107.12	15.28	0.46	2.72	38.73
NASDAQ Listed OTC Companies(108)	11.71	10.60	0.51	5.27	4.22	0.50	5.18	0.64	214.84	0.88	19.15	119.57	13.47	136.89	19.94	0.44	2.54	40.76
California Companies(9)	7.93	7.82	0.79	10.43	9.68	0.59	7.68	0.51	172.89	0.83	12.21	105.92	8.50	107.95	14.54	0.60	2.79	25.62
Florida Companies(5)	7.23	6.86	0.36	5.27	5.12	0.27	4.08	1.08	114.35	1.06	17.44	106.20	8.00	111.52	13.50	0.08	1.35	17.44
Mid-Atlantic Companies(35)	11.44	9.61	0.45	4.85	3.43	0.46	5.05	0.33	241.81	0.77	19.46	132.42	14.19	167.30	19.78	0.45	2.72	46.30
Mid-West Companies(41)	10.49	9.51	0.48	5.08	4.40	0.44	4.70	1.11	106.77	0.87	18.60	111.41	11.42	123.20	20.36	0.51	2.93	46.65
New England Companies(17)	16.42	14.99	0.37	3.15	2.37	0.44	3.47	0.23	430.80	0.96	24.71	112.18	18.24	130.92	24.14	0.39	2.11	55.30
North-West Companies(5)	11.69	10.26	1.15	9.16	5.70	1.12	8.96	0.06	295.73	0.96	20.32	155.32	18.40	179.88	21.16	0.49	2.56	47.31
South-East Companies(10)	13.91	12.72	0.77	7.14	5.67	0.76	6.93	0.64	214.89	1.26	16.98	119.14	14.93	142.14	17.31	0.46	2.14	30.72
South-West Companies(2)	17.41	14.98	0.52	3.96	4.65	0.41	2.32	0.45	380.67	0.41	24.22	73.42	14.11	145.14	32.31	0.16	1.90	0.00
Western Companies (Excl CA)(1)	5.46	5.46	0.48	9.43	6.44	0.58	11.24	0.51	82.67	0.79	15.53	143.32	7.83	143.32	13.04	0.24	1.10	17.02
Thrift Strategy(118)	11.67	10.44	0.51	5.33	4.38	0.49	5.06	0.64	209.96	0.88	18.74	117.92	13.29	137.74	19.77	0.46	2.60	41.17
Mortgage Banker Strategy(4)	8.26	6.21	0.55	6.87	5.54	0.41	5.09	0.81	99.07	0.92	22.22	119.23	9.66	169.64	20.83	0.48	2.38	47.70
Diversified Strategy(2)	19.63	19.23	0.95	10.15	5.00	1.02	10.71	0.17	485.25	1.07	12.40	153.32	25.53	155.39	11.98	0.47	1.83	8.23
Companies Issuing Dividends(110)	11.36	10.05	0.62	6.35	5.09	0.59	6.06	0.65	209.97	0.88	18.80	120.97	13.33	141.93	19.45	0.52	2.93	45.37
Companies Without Dividends(15)	14.12	13.38	-0.16	-1.02	-0.47	-0.17	-1.47	0.51	220.51	0.92	19.20	100.89	13.74	118.53	24.07	0.00	0.00	0.00
Equity/Assets <6%(6)	5.41	5.20	0.54	9.85	8.77	0.50	8.98	0.48	71.61	0.56	13.03	124.50	6.76	132.80	12.22	0.38	2.08	31.21
Equity/Assets 6-12%(80)	8.58	7.62	0.57	6.69	5.30	0.53	6.18	0.76	188.79	0.90	17.07	123.48	10.51	141.52	17.97	0.53	2.86	40.50
Equity/Assets >12%(39)	18.85	16.88	0.42	2.40	2.07	0.45	2.57	0.41	272.91	0.88	25.90	107.81	20.07	135.15	26.31	0.32	2.07	47.39
Converted Last 3 Mths (no MHC)(2)	27.17	27.17	0.70	3.40	2.78	0.70	3.40	0.26	63.96	1.24	36.15	88.98	23.90	88.98	36.15	0.09	0.94	36.00
Actively Traded Companies(10)	9.40	8.37	0.62	6.37	4.05	0.64	6.56	0.27	370.19	0.80	21.94	134.17	12.81	159.53	18.70	0.72	3.04	54.29
Market Value Below $20 Million(4)	7.78	7.42	-0.16	-2.24	-0.85	-0.26	-3.45	0.79	76.55	0.74	11.13	107.85	8.34	114.43	11.59	0.22	1.87	30.94
Holding Company Structure(118)	11.76	10.43	0.57	5.90	4.74	0.55	5.61	0.65	199.14	0.89	18.87	119.25	13.54	141.11	19.77	0.47	2.63	41.37
Assets Over $1 Billion(53)	11.20	9.02	0.70	7.50	5.74	0.64	6.69	0.61	190.69	0.88	18.21	130.62	14.09	168.96	19.80	0.52	2.84	40.98
Assets $500 Million-$1 Billion(36)	10.31	9.51	0.47	5.33	4.39	0.47	5.43	0.54	238.71	0.86	17.87	116.63	11.91	129.63	18.99	0.49	2.45	40.58
Assets $250-$500 Million(26)	13.83	13.37	0.45	4.23	3.76	0.47	4.43	0.72	229.90	0.84	21.46	103.84	14.02	107.54	20.51	0.34	2.49	43.21
Assets less than $250 Million(10)	13.31	13.14	0.00	-1.30	-0.53	-0.06	-1.96	1.01	194.66	1.07	19.47	104.15	13.20	107.22	20.51	0.28	1.92	32.32
Goodwill Companies(87)	10.74	8.94	0.63	6.65	5.21	0.60	6.34	0.59	199.04	0.89	18.63	124.20	13.00	153.90	19.33	0.51	2.72	43.23
Non-Goodwill Companies(38)	13.83	13.83	0.29	2.82	2.66	0.28	2.50	0.77	247.16	0.87	19.40	105.89	14.23	105.89	20.81	0.34	2.26	34.40
Acquirors of FSLIC Cases(4)	9.44	9.11	0.01	-2.15	-2.62	-0.07	-3.01	0.56	129.58	0.60	12.73	126.37	12.54	131.11	13.40	0.37	1.44	30.51

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
AMEX Traded Companies(1)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
NASDAQ Listed OTC Companies(39)	15.53	14.76	0.55	3.55	2.08	0.42	3.09	0.49	186.46	0.69	29.94	172.35	27.02	185.54	31.70	0.23	1.52	11.18
Mid-Atlantic Companies(23)	16.28	15.49	0.66	4.09	2.48	0.48	3.47	0.41	205.44	0.68	27.76	163.02	27.27	179.20	30.18	0.18	1.30	18.14
Mid-West Companies(7)	16.14	15.17	0.34	2.32	1.29	0.31	2.19	0.84	65.19	0.58	38.75	189.16	29.42	198.12	NM	0.48	2.47	0.00
New England Companies(5)	11.31	10.85	0.38	3.28	2.10	0.36	3.11	0.35	231.83	0.78	34.29	158.27	18.01	164.86	34.29	0.15	1.44	0.00
South-East Companies(2)	14.05	13.83	0.55	3.51	1.59	0.58	3.68	0.16	587.64	1.53	NM	228.37	32.08	231.95	NM	0.24	1.82	0.00
South-West Companies(1)	13.09	13.09	0.38	3.11	1.34	0.36	2.97	0.28	139.79	0.66	NM	212.24	27.78	212.24	NM	0.20	1.16	0.00
Thrift Strategy(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
Companies Issuing Dividends(26)	15.08	14.08	0.50	3.62	2.14	0.49	3.54	0.35	160.25	0.71	29.77	174.84	26.85	193.08	26.57	0.38	2.48	58.94
Companies Without Dividends(14)	16.28	15.95	0.65	3.58	2.13	0.33	2.52	0.74	230.82	0.68	28.63	164.45	26.70	168.07	35.72	0.00	0.00	0.00
Equity/Assets 6-12%(15)	10.03	9.12	0.43	4.18	2.59	0.43	4.13	0.54	191.63	0.76	30.37	162.36	16.41	186.45	29.54	0.41	2.38	0.00
Equity/Assets >12%(24)	18.78	18.12	0.63	3.26	1.87	0.43	2.59	0.45	180.82	0.66	27.57	176.08	32.93	182.23	32.83	0.13	1.08	18.14
Holding Company Structure(37)	15.26	14.46	0.55	3.64	2.17	0.42	3.18	0.52	174.83	0.72	29.35	170.31	26.22	183.90	30.64	0.24	1.55	11.55
Assets Over $1 Billion(11)	15.52	14.44	0.44	3.18	1.48	0.44	3.17	0.63	128.79	0.67	31.02	212.20	32.27	231.74	31.35	0.33	1.14	0.00
Assets $500 Million-$1 Billion(10)	16.54	15.66	0.53	3.62	2.14	0.54	3.65	0.15	394.72	0.59	28.87	171.51	29.84	193.14	32.39	0.18	1.45	0.00
Assets $250-$500 Million(18)	15.20	14.63	0.61	3.73	2.38	0.37	2.85	0.49	176.25	0.75	30.09	150.49	23.16	157.34	31.28	0.20	1.75	23.95
Assets less than $250 Million(1)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
Goodwill Companies(19)	14.64	12.88	0.36	2.87	1.67	0.35	2.77	0.45	174.92	0.80	30.84	169.80	25.58	199.69	29.98	0.25	1.84	0.00
Non-Goodwill Companies(21)	16.20	16.20	0.70	4.15	2.49	0.49	3.46	0.52	193.36	0.62	28.50	171.87	27.70	171.87	30.97	0.23	1.35	18.14
MHC Institutions(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
MHC Converted Last 3 Months(1)	15.96	12.17	0.34	2.11	1.58	0.31	1.97	0.50	154.61	1.06	NM	133.43	21.29	174.95	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.52	4.67	0.69	12.03	5.87	0.68	11.95	0.32	117.11	0.51	17.04	211.26	11.66	249.95	17.15	1.04	3.99	67.97
BFF	BFC Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-3.17	-0.11	-5.29	0.65	104.18	1.18	NM	69.69	1.49	132.91	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp of FL	7.90	6.72	0.28	3.47	3.74	0.04	0.56	0.78	101.81	1.17	26.74	93.88	7.41	110.39	NM	0.16	1.93	51.61
DSL	Downey Financial Corp. of CA	9.83	9.80	1.15	13.43	11.84	1.00	11.59	0.94	42.36	0.55	8.45	107.63	10.58	107.87	9.79	0.48	0.85	7.16
FED	FirstFed Financial Corp. of CA	9.44	9.44	1.39	18.33	15.78	1.32	17.49	0.46	288.55	1.62	6.34	111.07	10.49	111.17	6.64	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	4.76	4.76	0.33	6.33	6.83	0.08	1.51	1.04	30.22	0.42	14.64	96.24	4.58	96.24	NM	0.40	3.25	47.62
GLK	Great Lakes Bancorp, Inc of NY	15.06	15.05	-0.18	-1.21	-1.27	-0.21	-1.37	0.42	104.91	0.55	NM	96.34	14.51	96.42	NM	0.00	0.00	NM
IMB	IndyMac Bancorp, Inc. of CA	6.48	6.10	0.90	12.94	14.34	-0.35	-5.00	1.09	20.84	0.38	6.97	86.96	5.63	92.33	NM	2.00	8.26	57.64
NYB	New York Community Bcrp of NY	13.37	5.12	0.75	5.77	3.90	0.88	6.77	0.09	334.41	0.47	25.64	140.17	18.74	366.25	21.84	1.00	5.65	NM
NAL	NewAlliance Bancshares of CT	17.92	10.53	0.42	2.29	1.88	0.63	3.43	0.23	225.26	0.92	NM	118.24	21.19	201.21	35.50	0.26	1.74	NM
PFB	PFF Bancorp, Inc. of Pomona CA	8.29	8.26	0.90	10.60	9.99	0.91	10.72	0.25	405.52	1.46	10.01	110.75	9.18	111.17	9.90	0.76	4.34	43.43
PFS	Provident Fin. Serv. Inc of NJ	16.91	8.40	0.87	4.97	4.76	0.77	4.41	0.15	391.26	0.89	21.00	102.44	17.32	206.13	23.66	0.44	2.62	55.00
SOV	Sovereign Bancorp, Inc. of PA	10.38	3.80	0.28	2.83	2.77	0.40	4.07	0.40	149.87	0.89	36.16	100.89	10.47	275.19	25.11	0.32	1.77	64.00
AMEX Traded Companies																			
FDT	Federal Trust Corp of FL	6.93	6.93	-0.29	-3.89	-4.63	-0.31	-4.24	2.66	27.90	1.69	NM	89.45	6.20	89.45	NM	0.16	3.37	NM
GOV	Gouverneur Bcp MHC of NY(42.8)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
WFD	New Westfield Fin. Inc. of MA	28.44	28.44	0.65	2.74	1.88	0.68	2.88	0.11	516.56	1.42	NM	110.01	31.29	110.01	NM	0.20	1.98	NM
TSH	Teche Hlding Cp of N Iberia LA	9.20	8.67	0.99	10.79	7.54	0.98	10.68	0.65	104.49	0.87	13.25	139.82	12.87	148.47	13.38	1.32	3.16	41.90
WSB	Washington SB, FSB of Bowie MD	14.67	14.67	0.77	5.60	6.72	0.67	4.85	NA	NA	NA	14.89	80.53	11.82	80.53	17.18	0.16	2.39	35.56
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA	23.27	23.27	0.65	4.38	2.61	0.65	4.38	0.26	63.96	0.26	38.36	96.00	22.34	96.00	38.36	0.18	1.88	72.00
ALLB	Alliance Bank MHC of PA (45.0)	11.63	11.63	0.36	3.61	2.29	0.36	3.61	0.48	136.70	1.11	NM	127.78	14.86	127.78	NM	0.20	2.29	NM
ASBI	Ameriana Bancorp of IN	7.45	7.26	-0.28	-3.71	-4.45	-0.09	-1.18	0.92	67.52	1.00	NM	87.22	6.50	89.59	NM	0.16	1.74	NM
ABNJ	American Bancorp of NJ	18.85	18.85	0.19	0.86	0.72	0.16	0.75	NA	NA	0.57	NM	130.59	24.62	130.59	NM	0.16	1.44	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.31	6.88	0.85	11.49	6.80	0.79	10.65	1.21	37.40	0.57	14.72	169.61	12.40	180.41	15.87	0.72	2.73	40.22
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	9.91	9.61	0.47	4.35	2.07	0.47	4.35	0.49	112.16	0.75	NM	214.75	21.28	221.55	NM	0.56	4.01	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	5.20	4.82	-0.42	-9.38	-5.44	0.08	1.77	0.37	102.10	0.66	NM	170.45	8.86	183.96	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	13.68	12.07	0.55	3.79	2.95	0.52	3.57	0.41	77.04	0.57	33.89	139.20	19.04	157.71	35.94	0.34	2.87	NM
BFIN	BankFinancial Corp. of IL	20.04	17.99	0.50	2.51	2.25	0.49	2.43	0.56	126.98	0.83	NM	116.52	23.35	129.81	NM	0.28	1.80	NM
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.31	0.72	12.91	16.20	0.65	11.75	0.53	56.46	0.36	6.17	76.34	4.20	79.17	6.79	0.02	0.12	0.72
BNCL	Beneficial Mut MHC of PA(44.3)	15.96	12.17	0.34	2.11	1.58	0.31	1.97	0.50	154.61	1.06	NM	133.43	21.29	174.95	NM	0.00	0.00	0.00
BFBC	Benjamin Frkln Bncrp Inc of MA	11.98	7.89	0.40	3.35	3.36	0.53	4.39	0.33	203.26	0.98	29.73	100.75	12.07	152.91	22.68	0.24	1.79	53.33
BHLB	Berkshire Hills Bancorp of MA	12.27	6.72	0.53	4.45	4.39	0.68	5.72	0.82	110.18	1.11	22.79	98.37	12.08	179.68	17.74	0.60	2.02	46.15
BRBI	Blue River Bancshares of IN	7.39	5.96	0.20	2.54	2.34	0.20	2.54	2.06	40.37	1.02	NM	110.32	8.15	136.61	NM	0.10	1.80	NM
BOFI	Bofi Holding, Inc. Of CA	7.15	7.15	0.36	4.47	4.95	0.32	3.98	NA	NA	0.28	20.19	88.77	6.35	88.77	22.72	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.78	5.78	0.50	8.54	8.50	0.49	8.45	0.02	NA	0.72	11.76	95.30	5.51	95.30	11.90	0.20	1.93	22.73
BRKL	Brookline Bancorp, Inc. of MA	23.07	20.95	0.85	3.53	2.72	0.85	3.53	0.16	616.25	1.26	36.79	136.27	31.43	150.00	36.79	0.34	2.72	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.44	21.44	0.98	4.75	2.07	0.94	4.58	0.03	NA	0.61	NM	220.28	47.24	220.28	NM	0.16	1.14	55.17
CITZ	CFS Bancorp, Inc of Munster IN	10.67	10.56	0.48	4.54	3.85	0.43	4.13	2.28	40.40	1.31	25.98	120.79	12.88	122.03	28.58	0.48	3.36	NM
CMSB	CMS Bancorp, Inc. of NY	17.25	17.25	-1.07	-9.81	-7.43	-1.07	-9.81	NA	NA	0.20	NM	88.31	15.24	88.31.	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	11.12	11.12	0.44	4.12	1.38	0.45	4.20	0.11	47.99	0.08	NM	297.35	33.07	297.35	NM	2.00	5.74	NM
CARV	Carver Bancorp, Inc. of NY	6.85	6.01	0.40	5.81	7.50	0.54	7.99	0.61	119.19	0.86	13.32	74.63	5.11	85.01	9.68	0.40	2.57	34.19
CEBK	Central Bncrp of Somerville MA	6.87	6.47	0.20	2.90	2.93	0.12	1.72	0.06	NA	0.84	34.14	102.43	7.04	108.87	NM	0.72	3.06	NM
CFBK	Central Federal Corp. of OH	10.58	10.58	0.15	1.23	1.29	0.04	0.31	0.12	726.35	1.07	NM	99.84	10.56	99.84	NM	0.36	5.82	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	22.05	22.05	0.29	1.29	0.83	0.32	1.42	0.23	114.11	0.29	NM	157.14	34.64	157.14	NM	0.32	2.67	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.39	23.39	-0.46	-2.18	-1.98	0.26	1.24	0.26	252.10	0.81	NM	95.86	22.42	95.86	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	23.51	21.38	0.14	0.65	0.67	0.14	0.65	0.57	49.83	0.30	NM	82.42	19.38	90.63	NM	0.20	2.22	NM
CTZN	Citizens First Bancorp of MI	9.97	9.28	0.55	5.53	6.21	0.54	5.48	1.76	45.93	0.92	16.09	88.02	8.78	94.56	16.23	0.36	1.85	29.75
CSBC	Citizens South Banking of NC	11.15	6.99	0.80	6.94	5.91	0.86	7.40	0.25	320.54	1.14	16.93	118.91	13.26	189.55	15.88	0.32	2.52	42.67
CSBK	Clifton Svg Bp MHC of NJ(43.3)	22.60	22.60	0.36	1.57	0.89	0.36	1.57	0.03	523.26	0.32	NM	176.42	39.87	176.42	NM	0.20	1.78	NM
COBK	Colonial Bank MHC of NJ (46.0)	8.40	8.40	0.39	4.25	2.98	0.39	4.25	0.05	718.41	0.65	33.54	143.35	12.04	143.35	33.54	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.11	8.11	0.87	10.72	9.44	0.87	10.72	0.32	205.75	0.76	10.60	113.59	9.21	113.59	10.60	0.26	2.53	26.80
DCOM	Dime Community Bancshars of NY	8.47	6.76	0.77	8.57	5.14	0.73	8.08	0.09	540.58	0.56	19.47	174.52	14.78	218.78	20.65	0.56	4.11	NM
ESBF	ESB Financial Corp. of PA	6.42	4.07	0.46	7.04	6.69	0.41	6.33	0.23	121.14	0.87	14.96	108.29	6.95	170.86	16.65	0.40	3.88	57.97
ESSA	ESSA Bancorp, Inc. of PA	22.92	22.92	-1.70	-11.65	-8.24	-1.70	-11.65	NA	NA	0.68	NM	91.78	21.03	91.78	NM	0.00	0.00	NM
ESBK	Elmira Svgs Bank, FSB of NY	6.59	6.53	0.47	7.06	5.66	0.63	9.37	0.06	789.90	0.65	17.66	119.89	7.90	120.96	13.31	0.80	3.90	68.97
FFDF	FFD Financial Corp of Dover OH	10.44	10.44	0.94	9.02	9.53	0.88	8.39	NA	NA	NA	10.50	94.11	9.83	94.11	11.29	0.56	3.73	39.16
FFCO	FedFirst Fin MHC of PA (45.8)	16.51	16.10	-0.38	-2.32	-1.78	-0.38	-2.32	0.45	71.12	0.52	NM	132.50	21.88	135.90	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.32	5.94	0.57	9.38	8.75	0.48	7.84	NA	NA	0.63	11.43	104.17	6.58	110.73	13.68	0.56	3.50	40.00
FBTC	First BancTrust Corp of IL	8.55	8.13	0.35	4.00	4.12	0.30	3.40	0.92	81.07	1.01	24.26	98.70	8.44	103.83	28.50	0.24	2.11	51.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FBEI	First Bancorp of Indiana of IN	9.35	7.45	0.22	2.32	2.72	0.19	1.99	NA	NA	0.43	36.74	85.45	7.99	107.19	NM	0.60	3.80	NM
FBSI	First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.17	-0.16	-1.40	1.47	73.26	1.67	NM	94.64	10.43	95.70	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN	9.94	8.65	0.77	7.89	7.26	0.69	7.12	1.13	48.41	0.70	13.77	107.42	10.68	123.44	15.27	0.68	4.05	55.74
FCLF	First Clover Leaf Fin Cp of IL	24.83	21.87	0.75	3.09	2.57	0.78	3.20	0.61	76.07	0.70	38.93	105.83	26.28	120.18	37.59	0.24	2.20	NM
FCFL	First Community Bk Corp of FL	8.58	8.48	0.74	8.60	5.16	0.71	8.26	0.33	271.22	1.03	19.39	165.13	14.17	167.05	20.21	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.69	8.06	0.98	9.36	7.63	0.87	8.28	0.71	127.43	1.07	13.10	119.35	12.76	158.17	14.80	1.00	3.65	47.85
FFNM	First Fed of N. Michigan of MI	12.83	11.42	0.11	0.91	1.38	0.11	0.91	1.52	50.84	1.06	NM	68.09	8.73	76.48	NM	0.20	2.50	NM
FFBH	First Fed. Bancshares of AR	9.09	9.09	0.57	6.30	5.58	0.50	5.60	2.91	17.66	0.66	17.93	115.79	10.52	115.79	20.17	0.64	3.61	64.65
FFSX	First Federal Bankshares of IA	10.88	8.02	0.50	4.44	5.10	0.34	3.07	0.73	43.09	0.42	19.62	86.15	9.37	116.90	28.33	0.42	2.35	46.15
FFCH	First Fin. Holdings Inc. of SC	7.07	6.22	1.00	14.44	7.10	0.95	13.67	0.24	230.48	0.70	14.09	199.81	14.12	227.18	14.88	1.00	3.14	44.25
FFHS	First Franklin Corp. of OH	7.91	7.91	0.26	3.37	3.75	0.38	4.82	1.18	39.06	0.58	26.67	89.53	7.08	89.53	18.63	0.36	2.65	70.59
FKFS	First Keystone Fin., Inc of PA	6.49	6.49	0.13	2.14	2.17	0.16	2.68	0.49	136.57	1.05	NM	92.14	5.98	92.14	36.86	0.00	0.00	0.00
FMSB	First Mutual Bncshrs Inc of WA(8)	7.16	7.16	0.94	14.45	5.71	0.71	10.89	0.19	493.34	1.10	17.50	238.42	17.08	238.42	23.23	0.36	1.37	24.00
FNFG	First Niagara Fin. Group of NY	17.46	8.05	1.06	6.05	5.59	1.08	6.20	0.27	328.33	1.23	17.89	108.19	18.89	234.72	17.44	0.56	3.96	70.89
FPTB	First PacTrust Bancorp of CA	10.85	10.85	0.54	5.28	4.30	0.54	5.28	NA	NA	0.65	23.27	120.32	13.05	120.32	23.27	0.74	3.25	NM
FPFC	First Place Fin. Corp. of OH	10.11	6.75	0.83	7.97	8.46	0.68	6.52	1.06	72.85	0.99	11.83	93.13	9.41	139.40	14.44	0.62	3.52	41.61
FFIC	Flushing Fin. Corp. of NY	7.36	6.74	0.72	9.40	5.85	0.69	9.01	0.11	224.42	0.27	17.10	155.79	11.47	170.33	17.85	0.48	2.92	50.00
FXCB	Fox Chase Bncp MHC of PA(44.5)	16.66	16.66	0.55	3.64	2.26	0.60	4.03	0.02	NA	0.74	NM	143.45	23.90	143.45	39.94	0.00	0.00	0.00
FBTX	Franklin Bank Corp of TX	6.91	2.06	0.28	4.07	6.20	0.05	0.79	0.86	28.60	0.37	16.12	60.78	4.20	204.22	NM	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	15.88	15.88	1.17	7.43	8.27	1.14	7.28	0.20	NA	3.15	12.09	89.02	14.14	89.02	12.32	0.40	2.11	25.48
PEDE	Great Pee Dee Bancorp of SC(8)	12.48	12.24	0.73	5.85	4.16	0.71	5.72	0.35	257.68	1.08	24.02	140.01	17.48	142.82	24.57	0.64	2.99	71.91
GCBC	Green Co Bcrp MHC of NY (44.4)	10.87	10.87	0.71	6.44	4.40	0.78	7.03	0.36	124.20	0.71	22.74	143.96	15.65	143.96	20.81	0.50	4.07	NM
HFFC	HF Financial Corp. of SD	6.20	5.70	0.56	9.25	8.44	0.75	12.26	0.41	140.58	0.76	11.84	108.51	6.73	117.94	8.93	0.42	2.51	29.79
HMNF	HMN Financial, Inc. of MN	8.40	8.06	0.81	9.04	6.76	0.70	7.85	1.14	76.77	1.25	14.80	132.28	11.11	137.88	17.03	1.00	3.41	50.51
HBNK	Hampden Bancorp, Inc. of MA	19.92	19.92	-0.52	-4.13	-3.39	-0.54	-4.25	0.72	75.43	NA	NM	80.55	16.04	80.55	NM	0.12	1.16	NM
HARL	Harleysville Svgs Fin Cp of PA	6.30	6.30	0.44	6.88	5.87	0.42	6.64	0.06	394.73	0.47	17.05	116.50	7.34	116.50	17.65	0.68	4.59	NM
HWFG	Harrington West Fncl Grp of CA	6.09	5.53	0.62	10.55	8.59	0.68	11.54	0.01	NA	0.80	11.64	119.97	7.31	132.09	10.64	0.50	3.36	39.06
HBOS	Heritage Fn Gp MHC of GA(29.9)	14.05	13.83	0.55	3.51	1.59	0.58	3.68	0.16	587.64	1.53	NM	228.37	32.08	231.99	NM	0.24	1.82	NM
HIFS	Hingham Inst. for Sav. of MA	7.50	7.50	0.62	8.22	6.70	0.62	8.22	0.06	840.50	0.67	14.93	119.52	8.96	119.52	14.93	0.80	2.67	39.80
HOME	Home Fed Bncp MHC of ID (40.8)(8)	15.10	15.10	0.77	5.31	2.72	0.63	4.34	0.04	NA	0.55	36.71	193.21	29.18	193.21	NM	0.22	1.58	57.89
HFBC	HopFed Bancorp, Inc. of KY	6.85	5.79	0.52	7.65	7.14	0.51	7.52	0.15	395.08	0.88	14.01	105.77	7.25	125.00	14.27	0.48	3.11	43.64
HCBK	Hudson City Bancorp, Inc of NJ	11.72	11.31	0.79	5.77	3.73	0.79	5.77	0.10	84.15	0.14	26.83	162.51	19.05	168.48	26.83	0.34	2.39	64.15
IFSB	Independence FSB of DC	7.50	7.50	-2.30	-29.06	-23.76	-2.63	-33.17	0.28	112.72	0.49	NM	131.68	9.87	131.68	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(45.7)	15.06	15.06	0.40	2.52	1.41	0.44	2.77	0.24	51.34	0.19	NM	187.58	28.26	187.58	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.7)	7.64	6.61	0.22	2.76	2.17	0.23	2.95	0.79	84.50	1.12	NM	126.68	9.68	146.34	NM	0.30	2.24	NM
JFBI	Jefferson Bancshares Inc of TN	22.34	22.34	0.45	1.95	2.04	0.49	2.13	0.14	438.54	0.71	NM	96.59	21.58	96.59	NM	0.24	2.23	NM
KFED	K-Fed Bancorp MHC of CA (37.3)(8)	11.47	10.93	0.62	5.13	2.48	0.62	5.13	NA	NA	NA	NM	209.15	23.99	219.52	NM	0.40	2.92	NM
KNBT	KNBT Bancorp, Inc. of PA	12.19	7.53	0.67	5.56	4.89	0.74	6.18	0.16	351.03	0.98	20.43	113.59	13.85	183.88	18.39	0.40	2.72	55.56
KFFB	KY Fst Fed Bp MHC of KY (44.5)	23.31	17.66	0.31	1.32	1.01	0.31	1.32	0.33	80.45	NA	NM	131.17	30.58	173.20	NM	0.40	4.04	NM
KRNY	Kearny Fin Cp MHC of NJ (29.7)	23.57	19.46	0.10	0.73	0.38	0.10	0.73	NA	NA	0.69	NM	198.65	46.83	240.62	NM	0.20	1.51	NM
LSBX	LSB Corp of No. Andover MA	10.01	10.01	0.63	5.92	4.56	0.70	6.65	0.02	NA	1.36	21.93	128.71	12.88	128.71	19.55	0.56	3.45	NM
LSBI	LSB Fin. Corp. of Lafayette IN	9.84	9.84	0.78	8.23	7.87	0.74	7.78	4.76	16.71	0.99	12.71	104.74	10.31	104.74	13.45	1.00	4.35	55.25
LSBK	Lake Shore Bnp MHC of NY(45.0)	14.90	14.90	0.44	2.90	2.31	0.44	2.90	0.41	90.60	0.62	NM	129.19	19.25	129.19	NM	0.12	1.15	50.00
LEGC	Legacy Bancorp, Inc. of MA	16.79	16.42	0.23	1.30	1.34	0.39	2.19	0.30	197.00	0.81	NM	100.35	16.85	102.60	NM	0.16	1.13	NM
LBCP	Liberty Bancorp, Inc. of MO	14.90	14.90	0.61	4.15	3.52	0.56	3.82	0.74	104.29	1.10	28.45	105.05	15.65	105.05	30.89	0.10	0.93	26.32
LABC	Louisiana Bancorp, Inc. of LA	31.07	31.07	0.75	2.42	2.95	0.75	2.42	NA	NA	2.21	33.94	81.96	25.47	81.96	33.94	0.00	0.00	0.00
MAFB	MAF Bancorp, Inc. of IL(8)	10.63	6.71	0.68	6.98	4.21	0.71	7.23	0.72	54.11	0.57	23.76	161.96	17.21	256.52	22.94	1.08	2.01	47.79
MFBC	MFB Corp. of Mishawaka IN	8.12	7.45	0.74	9.33	9.39	0.65	8.22	1.30	82.50	1.24	10.65	96.74	7.85	105.44	12.10	0.66	2.18	23.24
MSBF	MSB Fin Corp MHC of NJ (45.0)	15.27	15.27	0.52	5.00	2.74	0.52	5.00	NA	NA	0.38	36.46	132.94	20.30	132.94	36.46	0.00	0.00	0.00
MGYR	Magyar Bancorp MHC of NJ(46.0)	10.04	10.04	0.17	1.69	1.28	0.17	1.69	2.76	33.20	1.06	NM	134.03	13.46	134.03	NM	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA	13.13	12.99	0.83	6.55	4.75	0.78	6.14	0.02	933.78	0.69	21.07	136.61	17.94	138.05	22.46	1.12	3.30	69.57
MFLR	Mayflower Co-Op. Bank of MA	8.10	8.08	0.43	5.47	4.35	0.38	4.81	NA	NA	1.17	23.00	122.86	9.95	123.13	26.14	0.40	3.48	NM
CASH	Meta Financial Group of IA	7.07	6.56	0.06	0.92	0.40	0.41	6.59	0.55	132.68	1.32	NM	218.53	15.46	235.61	34.07	0.52	1.30	NM
MFSF	MutualFirst Fin. Inc. of IN	9.24	7.63	0.42	4.59	5.39	0.43	4.69	0.80	108.72	1.03	18.57	85.28	7.88	103.35	18.18	0.60	3.47	64.52
NASB	NASB Fin, Inc. of Grandview MO	9.71	9.52	1.15	11.55	6.49	0.51	5.15	0.83	58.44	0.57	15.42	183.57	17.83	187.26	34.53	0.90	2.61	40.18
NECB	NE Comm Bncrp MHC of NY (45.0)	35.23	35.23	4.00	13.45	8.65	-0.22	-0.75	0.27	156.05	0.64	11.56	127.45	44.91	127.45	NM	0.00	0.00	0.00
NHTB	NH Thrift Bancshares of NH	8.16	5.23	0.64	8.72	5.56	0.54	7.31	0.09	699.47	0.79	17.99	128.28	10.46	200.13	21.44	0.52	3.32	59.77
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.66	11.62	0.29	2.34	1.45	0.27	2.19	0.23	212.08	0.63	NM	162.48	18.94	162.96	NM	0.20	1.82	NM
NEBS	New England Bnchrs Inc. of CT	19.47	18.90	0.35	1.79	1.58	0.33	1.69	0.29	227.55	0.96	NM	112.88	21.98	116.26	NM	0.12	1.00	63.16
NFSB	Newport Bancorp, Inc. of RI	19.57	19.57	-0.44	-2.55	-2.23	-0.44	-2.55	0.09	750.36	0.78	NM	97.27	19.03	97.27	NM	0.00	0.00	NM
FFFD	North Central Bancshares of IA	7.86	6.93	0.85	10.37	8.27	0.85	10.37	0.20	338.92	0.75	12.09	126.92	9.98	144.02	12.09	1.40	3.61	43.61
NWSB	Northwest Bcrp MHC of PA(39.1)	8.60	5.91	0.69	7.67	3.22	0.69	7.59	0.68	83.35	0.86	31.02	241.59	20.78	351.33	31.35	0.88	3.02	NM
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	10.77	10.77	0.51	4.64	3.04	0.51	4.64	0.06	570.24	0.47	32.94	151.97	16.36	151.97	32.94	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.25	6.25	-0.08	-1.32	-0.80	0.44	6.99	0.92	55.95	0.62	NM	174.90	10.94	174.90	23.73	0.80	4.56	NM
ONFC	Oneida Financl MHC of NY(44.6)	11.52	6.39	0.82	6.56	4.03	0.84	6.69	0.01	NA	0.94	24.79	159.52	18.38	207.44	24.29	0.48	4.03	NM
ORIT	Oritani Fin Cp MHC of NJ(32.0)	22.82	22.82	1.01	4.52	1.98	1.04	4.67	NA	NA	1.16	NM	225.00	51.34	225.00	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
OSBK Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	3.10	0.77	3.86	0.04	732.73	0.45	32.31	86.07	24.02	86.07	32.31	0.32	3.81	NM
PSBH PSB Hldgs Inc MHC of CT (45.2)	10.43	8.80	0.40	3.74	2.92	0.40	3.74	0.34	111.91	0.76	34.29	126.98	13.25	150.47	34.29	0.24	2.50	NM
PVFC PVF Capital Corp. of Solon OH(8)	7.86	7.86	0.57	7.30	4.30	0.55	7.08	1.76	27.95	NA	23.24	168.69	13.26	168.69	23.95	0.30	1.93	44.78
PBCI Pamrapo Bancorp, Inc. of NJ	9.23	9.23	0.87	9.43	6.19	0.83	9.01	0.60	73.42	0.67	16.16	153.39	14.15	153.39	16.92	0.92	5.08	NM
PFED Park Bancorp of Chicago IL	14.29	14.29	0.00	0.00	0.00	-0.02	-0.16	2.00	14.20	0.40	NM	120.33	17.20	120.33	NM	0.72	2.38	NM
PVSA Parkvale Financial Corp of PA	7.06	5.34	0.71	10.64	8.03	0.70	10.42	0.37	220.63	1.14	12.45	128.48	9.07	170.03	12.72	0.88	2.98	37.13
PRTR Partners Trust Fin. Grp. of NY(8)	13.43	6.61	0.59	4.51	4.20	0.69	5.22	0.11	845.52	1.47	23.80	107.62	14.45	218.74	20.58	0.28	2.31	54.90
PBHC Pathfinder BC MHC of NY (35.8)	6.82	5.53	0.27	3.92	3.01	0.20	2.85	0.54	86.36	0.76	33.27	131.34	8.96	161.95	NM	0.41	3.73	NM
PFDC Peoples Bancorp of Auburn IN	12.77	12.27	0.55	4.39	4.58	0.53	4.19	0.54	69.76	0.52	21.84	96.74	12.36	100.69	22.89	0.76	4.00	NM
PCBI Peoples Community Bcrp. of OH	8.46	5.63	-0.64	-7.48	-8.84	-0.65	-7.59	1.81	73.01	1.36	NM	87.40	7.40	131.40	NM	0.60	3.84	NM
PBCT Peoples United Financial of CT	32.59	31.83	0.89	5.18	1.92	0.99	5.78	0.17	303.51	0.80	NM	118.10	38.49	120.93	NM	0.53	3.00	NM
PROV Provident Fin. Holdings of CA	7.43	7.43	0.78	9.70	8.87	0.41	5.09	0.83	107.20	1.04	11.27	112.55	8.37	112.55	21.50	0.72	3.10	34.95
PBNY Provident NY Bncrp, Inc. of NY	14.46	8.26	0.70	4.84	3.40	0.71	4.94	0.30	242.96	1.28	29.38	142.96	20.68	250.18	28.77	0.20	1.45	42.55
PBIP Prudential Bncp MHC PA (42.7)	17.32	17.32	0.79	4.31	2.40	0.79	4.31	0.12	123.97	0.30	NM	187.64	32.50	187.64	NM	0.20	1.50	62.50
PULB Pulaski Fin Cp of St. Louis MO	7.07	6.67	0.90	12.00	6.62	0.69	9.16	0.98	81.33	0.99	15.10	174.63	12.34	184.98	19.77	0.36	2.56	38.71
RPFG Rainier Pacific Fin Grp of WA	9.94	9.59	0.33	3.29	2.78	0.30	3.07	0.03	NA	1.27	35.91	118.04	11.73	122.33	38.48	0.26	1.61	57.78
RIVR River Valley Bancorp of IN	7.21	7.20	0.64	8.91	6.75	0.63	8.84	NA	NA	0.78	14.82	130.25	9.39	130.42	14.94	0.80	4.12	61.07
RVSB Riverview Bancorp, Inc. of WA	11.98	8.83	1.43	12.11	6.83	1.40	11.88	0.03	NA	1.30	14.64	173.20	20.75	235.12	14.93	0.44	2.95	43.14
RCKB Rockville Fin MHC of CT (45.0)	12.22	12.15	0.57	4.48	2.49	0.54	4.23	0.16	512.66	0.96	NM	179.95	22.00	181.08	NM	0.00	0.00	0.00
ROMA Roma Fin Corp MHC of NJ (31.0)	26.78	26.71	0.66	2.71	1.06	0.66	2.71	NA	NA	0.31	NM	234.02	62.67	234.67	NM	0.24	1.41	NM
ROME Rome Bancorp, Inc. of Rome NY	24.02	24.02	1.08	4.18	3.28	1.08	4.18	0.38	172.25	0.71	30.51	132.81	31.90	132.81	30.51	0.32	2.69	NM
SIFI SI Fin Gp Inc MHC of CT (41.3)	10.91	10.82	0.28	2.57	1.55	0.25	2.27	0.65	90.65	0.76	NM	163.68	17.85	164.91	NM	0.16	1.46	NM
SVBI Severn Bancorp, Inc. of MD	9.91	9.86	1.54	16.37	10.42	1.52	16.14	0.76	135.58	1.15	9.59	147.42	14.60	148.07	9.73	0.24	1.79	17.14
SUPR Superior Bancorp of AL	11.30	6.08	0.34	3.25	2.23	0.26	2.48	0.41	186.76	1.10	NM	116.77	13.19	217.09	NM	0.00	0.00	0.00
SYNF Synergy Financial Group of NJ(8)	10.70	10.64	0.31	3.14	1.91	0.37	3.73	0.04	NA	0.78	NM	161.46	17.28	162.39	NM	0.28	1.98	NM
THRD TF Fin. Corp. of Newtown PA	9.97	9.28	0.80	8.10	6.80	0.77	7.79	0.42	103.13	0.57	14.70	117.86	11.75	126.58	15.28	0.80	2.96	43.48
TFSL TFS Fin Corp MHC of OH (31.5)	19.58	19.48	0.13	0.88	0.34	0.13	0.88	0.98	23.69	0.30	NM	196.61	38.49	197.61	NM	0.00	0.00	0.00
TONE TierOne Corp. of Lincoln NE(8)	10.53	9.11	1.01	9.74	8.47	0.99	9.53	1.65	59.80	1.40	11.80	110.01	11.58	127.17	12.05	0.32	1.43	16.84
TSBK Timberland Bancorp, Inc. of WA	11.85	10.74	1.37	10.52	7.29	1.32	10.15	0.06	NA	0.90	13.72	151.09	17.91	166.77	14.21	0.40	2.51	34.48
TRST TrustCo Bank Corp NY of NY	6.80	6.80	1.31	17.92	4.92	1.31	17.92	0.26	426.60	1.90	20.33	365.36	24.86	365.36	20.33	0.64	5.72	NM
UCBA United Comm Bncp MHC IN (45.0)	16.09	16.09	0.73	4.22	2.58	0.50	2.90	0.81	88.67	0.98	38.75	165.55	26.64	165.55	NM	0.32	2.58	NM
UCFC United Community Fin. of OH	10.17	8.89	0.75	7.31	9.07	0.69	6.66	2.32	29.51	0.85	11.03	81.12	8.25	92.84	12.11	0.38	5.14	56.72
UBNK United Fin Grp MHC of MA(46.4)(8)	13.55	13.52	0.40	2.97	1.88	0.42	3.10	0.13	570.35	0.96	NM	157.64	21.37	158.02	NM	0.24	1.88	NM
UWBK United Western Bncp, Inc of CO	5.46	5.46	0.48	9.43	6.44	0.58	11.24	0.51	82.67	0.79	15.53	143.32	7.83	143.32	13.04	0.24	1.10	17.02
VPFG ViewPoint Finl MHC of TX(45.0)	13.09	13.09	0.38	3.11	1.34	0.36	2.97	0.28	139.79	0.66	NM	212.24	27.78	212.24	NM	0.20	1.16	NM
WSFS WSFS Financial Corp. of DE	6.66	6.62	1.02	15.12	8.07	1.06	15.65	0.16	586.98	1.34	12.40	188.54	12.57	189.85	11.98	0.40	0.66	8.23
WVFC WVS Financial Corp. of PA	7.89	7.89	0.89	11.84	9.45	0.89	11.84	NA	NA	NA	10.58	123.77	9.76	123.77	10.58	0.64	3.90	41.29
WFSL Washington Federal, Inc. of WA	12.97	11.89	1.45	10.73	5.88	1.45	10.73	0.10	295.73	0.36	17.01	178.96	23.22	195.29	17.01	0.84	3.17	53.85
WAUW Wauwatosa Hlds MHC of WI(30.4)	13.16	13.16	0.24	1.68	0.72	0.24	1.68	2.60	16.92	0.69	NM	249.63	32.85	249.63	NM	0.00	0.00	0.00
WAYN Wayne Savings Bancshares of OH	8.48	7.88	0.55	6.53	5.31	0.57	6.72	0.23	160.32	0.64	18.84	123.11	10.43	132.38	18.31	0.48	3.69	69.57
WFBC Willow Financial Bcp Inc of PA	13.28	6.23	0.60	4.53	4.83	0.59	4.45	0.59	147.14	1.16	20.70	94.09	12.49	200.65	21.05	0.46	3.70	NM

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.8
2006:	Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.5
	Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.1
	Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.0
	Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.6
2007:	Quarter 1	12354.4	1420.9	2,421.6	1703.6	634.4
	Quarter 2	13408.6	1503.4	2,603.2	1645.9	622.6
As of August 31, 2007		13357.7	1474.0	2,596.4	1537.5	594.6

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

	Index Values				Price Appreciation (%)		
	06/29/07	05/31/07	12/29/06	06/30/06	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,645.9	1,732.0	1,829.3	1,717.9	-4.97	-10.03	-4.19
MHC Index	3,558.2	3,743.6	3,874.7	3,252.9	-4.95	-8.17	9.39
Stock Exchange Indexes							
AMEX Thrifts	682.8	701.9	745.2	687.2	-2.72	-8.37	-0.64
NYSE Thrifts	1,026.8	1,078.5	1,143.0	1,087.8	-4.79	-10.17	-5.61
OTC Thrifts	2,051.4	2,164.6	2,271.9	2,079.8	-5.23	-9.71	-1.37
Geographic Indexes							
Mid-Atlantic Thrifts	3,664.2	3,889.9	4,104.1	3,769.7	-5.80	-10.72	-2.80
Midwestern Thrifts	3,420.9	3,534.5	3,623.7	3,502.1	-3.21	-5.60	-2.32
New England Thrifts	1,925.8	2,118.3	2,223.0	1,829.4	-9.09	-13.37	5.27
Southeastern Thrifts	1,248.0	1,346.1	1,670.8	1,520.7	-7.29	-25.31	-17.93
Southwestern Thrifts	1,408.5	1,493.4	1,538.4	1,477.2	-5.69	-8.44	-4.65
Western Thrifts	1,574.6	1,635.3	1,717.1	1,660.3	-3.71	-8.30	-5.16
Asset Size Indexes							
Less than $250M	1,175.5	1,190.0	1,241.5	1,354.2	-1.21	-5.31	-13.19
$250M to $500M	3,453.5	3,546.4	3,587.6	3,403.2	-2.62	-3.74	1.48
$500M to $1B	1,973.4	2,086.2	2,135.1	1,936.6	-5.41	-7.58	1.90
$1B to $5B	2,396.8	2,471.3	2,693.3	2,521.6	-3.01	-11.01	-4.95
Over $5B	983.7	1,039.3	1,096.0	1,029.7	-5.34	-10.24	-4.47
Pink Indexes							
Pink Thrifts	521.9	519.3	515.9	471.4	0.51	1.16	10.71
Less than $75M	595.0	573.5	576.9	500.0	3.75	3.13	18.99
Over $75M	541.0	538.4	535.0	489.4	0.47	1.12	10.53
Comparative Indexes							
Dow Jones Industrials	13,408.6	13,627.6	12,463.2	11,150.2	-1.61	7.59	20.25
S&P 500	1,503.4	1,530.6	1,418.3	1,270.2	-1.78	6.00	18.36

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

Exhibit IV-4
New Jersey Thrift Acquisitions 2003-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
05/13/2007	NA	New York Community Bancorp	NY	Synergy Financial Group, Inc.	NJ	966,540	10.31	0.35	3.40	NA	NA	168.4	14.184	162.08	163.07	39.40	17.42	NA
11/02/2006	04/02/2007	New York Community Bancorp	NY	PennFed Financial Services, Inc.	NJ	2,334,262	5.33	0.39	7.32	NA	NA	261.9	19.638	202.66	202.66	22.57	11.22	NA
10/12/2006	07/13/2007	Beneficial Mutual Bancorp, Inc	PA	FMS Financial Corporation	NJ	1,244,639	6.07	0.47	7.54	0.15	283.28	183.0	28.000	241.38	246.26	30.43	14.70	11.99
06/23/2006	03/16/2007	Sterling Banks Inc.	NJ	Farnsworth Bancorp, Inc.	NJ	105,578	8.58	0.30	3.39	NA	NA	18.9	27.115	194.79	194.79	64.56	17.90	12.81
12/19/2003	07/14/2004	Provident Financial Services	NJ	First Sentinel Bancorp, Inc.	NJ	2,245,130	9.68	1.12	11.66	0.04	NM	645.0	22.351	284.37	289.52	24.03	28.73	33.02
				Averages:		1,379,230	7.99	0.53	6.66	0.10	283.28	255.4		217.06	219.26	36.20	17.99	19.27
				Medians:		1,244,639	8.58	0.39	7.32	0.10	NM	183.0		202.66	202.66	30.43	17.42	12.81

Source: SNL Financial, LC.

EXHIBIT IV-5
Cape Bancorp, Inc.
Director and Senior Management Summary Resumes

Robert F. Garrett, III has served as Chairman of the Board of Cape Savings Bank since 1986. Mr. Garrett is a practicing attorney with Loveland and Garrett, a law firm headquartered in Ocean City, New Jersey.

Frank J. Glaser is the President and owner of James Candy Co., a retail business headquartered in Atlantic City, New Jersey.

Louis H. Griesbach, Jr. is a retired electrician and a licensed real estate appraiser.

Herbert L. Hornsby, Jr. has been employed by Cape Savings Bank since 1973 and has served as President and Chief Executive Officer of Cape Savings Bank since 1983.

David C. Ingersoll, Jr. is the owner and President of Ingersoll-Greenwood, a funeral home located in North Windwood, New Jersey.

Joanne D. Kay is a practicing attorney with Kay & Kay, a law firm headquartered in Wildwood, New Jersey.

Matthew J. Reynolds is a partner at Capaldi, Reynolds and Pelosi, a certified public accounting firm located in Northfield, New Jersey. Mr. Reynolds is also co-managing partner of CRA Financial Services, a registered investment advisory firm.

Executive Officers of Cape Savings Bank Who Are Not Also Directors

Robert J. Boyer serves as Senior Vice President/Chief Financial Officer and has been the most senior financial officer of Cape Savings Bank since 1987.

Fred Houston has served as Senior Vice President/Corporate Secretary since 1987. Mr. Houston has been employed at Cape Savings Bank since 1983.

Kathryn M. Steiger has served as Vice President, Residential Loans since 1988. Ms. Steiger has been employed by Cape Savings Bank since 1978.

William Dembin has served as Vice President, Commercial Loans since 2004. Mr. Dembin has been employed by Cape Savings Bank since 1996.

Marie Haffner has served as Vice President, Deposit Operations since 1995. Ms. Haffner has been employed by Cape Savings Bank since 1977.

Jeff Ropiecki has served as Vice President, Sales and Marketing since 2001. Mr. Ropiecki has been employed by Cape Savings Bank since 1995.

Source: Cape Bancorp's Draft Prospectus.

EXHIBIT IV-6
Cape Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

(Dollars in thousands)	Cape Savings Bank Historical at June 30, 2007		Pro Forma (giving effect to the offering and merger) at June 30, 2007: Minimum of Offering Range 7,820,000 Shares at $10.00 Per Share [2]		Midpoint of Offering Range 9,200,000 Shares At $10.00 Per Share [2]		Maximum of Offering Range 10,580,000 Shares at $10.00 Per Share [2]		15% Above Maximum of Offering Range 12,167,000 at $10.00 Per Share [2]	
	Amount	Percent of Assets [1]	Amount [4]	Percent of Assets [2]	Amount [4]	Percent of Assets [2]	Amount [4]	Percent of Assets [2]	Amount [4]	Percent of Assets [2]
Capital under generally accepted accounting principles....	$71,059	11.66%	$161,843	15.25%	$167,498	15.68%	$173,154	16.11%	$179,658	16.59%
Tier I Leverage Capital:										
Actual..........................	68,834	11.29	103,449	9.75	109,104	10.21	114,760	10.68	121,264	11.20
Requirement..................	30,478	5.00	53,065	5.00	53,406	5.00	53,748	5.00	54,141	5.00
Excess..........................	38,356	6.29	50,384	4.75	55,698	5.21	61,012	5.68	67,123	6.20
Tier I Risk-Based Capital:										
Actual..........................	68,834	17.00	103,449	13.01	109,104	13.70	114,760	14.39	121,264	15.17
Requirement..................	24,291	6.00	47,702	6.00	47,784	6.00	47,866	6.00	47,961	6.00
Excess..........................	44,543	11.00	55,747	7.01	61,320	7.70	66,894	8.39	73,303	9.17
Total Risk-Based Capital:										
Total risk-based capital.......................	72,823	17.99	111,138	13.98	116,793	14.67	122,449	15.35	128,953	16.13
Requirement [3]............	40,485	10.00	79,504	10.00	79,641	10.00	79,777	10.00	79,935	10.00
Excess..........................	32,339	7.99	31,634	3.98	37,153	4.67	42,672	5.35	49,019	6.13

[1] Shown as percent of assets under generally accepted accounting principles in the United States of America, adjusted total, or adjusted risk-weighted assets as appropriate.
[2] Reflects the issuance of 4,939,424 shares in the merger with Boardwalk Bancorp.
[3] Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.
[4] Reconciliation of capital adjustment for Cape Savings Bank.

Source: Cape Bancorp's Draft Prospectus.

[illegible] IV-7

PRO F[illegible]LYSIS SHEET

WITH SHARES ISSUED FOR A[illegible]ISITION OF BOARDWALK BANCORP

Cape Bancorp, Inc.

Prices as of August 31, 2007

Price Multiple		Symbol	Subject (1)		Peer Group Mean	Peer Group Median	New Jersey Companies Mean	New Jersey Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	33.70	x	18.68x	17.05x	21.33x	21.00x	19.98x	17.89x
Price-core earnings ratio (x)		P/Core	30.49	x	21.28x	21.05x	22.78x	23.70x	20.74x	19.09x
Price-book ratio (%)	=	P/B	76.17%		118.68%	110.33%	144.77%	153.39%	130.64%	120.79%
Price-tangible book ratio (%)	=	P/TB	107.20%		146.45%	141.99%	166.70%	168.48%	149.42%	136.61%
Price-assets ratio (%)	=	P/A	12.98%		12.32%	11.91%	17.22%	17.32%	16.46%	13.46%

Valuation Parameters

Pre-Conversion Earnings (Y)	$4,375,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$4,836,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$120,453,000	ESOP Amortization (T)	25.00 years
Pre-Conv. Tang. Book Value (TB)	$64,284,000	RRP Amount (M)	4.00% (5)
Pre-Conversion Assets (A)	$1,065,656,000	RRP Vesting (N)	5.00 years
Reinvestment Rate (R)	4.91% (2)	Foundation total (F1)	4.98% (6)
Tax Rate (TAX)	39.94%	Foundation stock (F2)	4.36% (6)
Est. Conversion Expenses (3)(X)	1.79% (3)	Tax Benefit (FZ)	2,939,584 (6)
		Percentage Sold (PCT)	62.23% (7)
		Option (O1)	10.00% (8)
		Estimated Option Value (O2)	40.50% (8)
		Option vesting (O3)	5.00 (8)
		Option pct taxable (O4)	25.00% (8)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * (PCT-X-E-M-F1+F2)*R*(1-TAX) - E/T*(1-TAX) - M/N*(1-TAX) - (O1*O2)/O3*(1-(TAX*O4)))}$ — V= $ 147,834,240

2. $V = \frac{P/CORE * (CY)}{1 - P/CORE * (PCT-X-E-M-F1+F2)*R*(1-TAX) - E/T*(1-TAX) - M/N*(1-TAX) - (O1*O2)/O3*(1-(TAX*O4)))}$ — V= $ 147,834,240

3. $V = \frac{P/B * (B+Z)}{1 - P/B * (PCT + F2 - X - E - M - F1)}$ — V= $147,834,240

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * (PCT + F2 - X - E - M - F1)}$ — V= $147,834,240

5. $V = \frac{P/A * (A+Z)}{1 - P/A * (PCT + F2 - X - E - M - F1)}$ — V= $147,834,240

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued: Merger Shares Issued To Boardwalk	Total Shares Issued: Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	12,167,000	10.00	$ 121,670,000	4,939,424	851,690	17,958,114	$ 179,581,140
Maximum	10,580,000	10.00	105,800,000	4,939,424	740,600	16,260,024	162,600,240
Midpoint	9,200,000	10.00	92,000,000	4,939,424	644,000	14,783,424	147,834,240
Minimum	7,820,000	10.00	78,200,000	4,939,424	547,400	13,306,824	133,068,240

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 4.91%, and a tax rate of 39.94%.
(3) Offering expenses shown at estimated midpoint value as a percent of total value including offering plus merger plus foundation shares.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) Percentages shown are % of full value including merger and foundation shares. ESOP loan amortizes over 25 years and stock plan vests over five years with expense tax effected at the effective tax rate.
(6) Foundation percentages are as a % of full value including merger and foundation shares. Foundation is determined to be 8% of the offering amount with 7% funding with a contribution of stock and 1% with a contribution of cash. The tax benefit of the foundation is calculated at the effective tax rate.
(7) Represents the offering % of the full value including merger and foundation shares.
(8) 10% option plan with an estimated Black-Scholes valuation of 40.5% of the exercise price ($4.05 per option), including a 5 year vesting with 25% of the options (granted to directors) tax effected at 39.94%.

Exhibit IV-8
PRO FORMA EFFECT [illegible] CONVERSION PROCEEDS
Cape[illegible]corp, Inc.
At the Minimum

1. Pro Forma Market Capitalization	$133,068,240
Less: Foundation Shares	5,474,000
Less: Merger Shares	49,394,240
2. Offering Proceeds	$78,200,000
Less: Estimated Offering Expenses	2,527,000
Net Conversion Proceeds	$75,673,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$75,673,000
Less: Cash Contribution to Foundation	782,000
Less: Non-Cash Stock Purchases (1)	15,968,189
Net Proceeds Reinvested	$58,922,811
Estimated net incremental rate of return	2.95%
Reinvestment Income	$1,737,602
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	255,747
Less: Option expense (4)	970,229
Less: Stock-based incentive plan vesting (5)	639,366
Net Earnings Impact	($127,740)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$4,375,000	($127,740)	$4,247,260
12 Months ended June 30, 2007 (core)	$4,836,000	($127,740)	$4,708,260

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
June 30, 2007	$120,453,000	$58,922,811	$2,498,646	$181,874,458
June 30, 2007 (Tangible)	$64,284,000	$58,922,811	$2,498,646	$125,705,458

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
June 30, 2007	$1,065,656,000	$58,922,811	$2,498,646	$1,127,077,458

(1) Includes ESOP and stock-based incentive plan purchases equal to 8.0% and 4.0% of the total shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 25 years, amortization expense is tax-effected at a 39.94% rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) Stock-based incentive plan is amortized over 5 years, and amortization expense is tax effected at 39.94%.
(6) Reflects tax benefit of contribution to The CapeBank Charitable Foundation.

Exhibit IV-8
PRO FORMA EFFECT [illegible] CONVERSION PROCEEDS
Cape[illegible]corp, Inc.
At the Midpoint

1. Pro Forma Market Capitalization	$147,834,240
Less: Foundation Shares	6,440,000
Less: Merger Shares	49,394,240
2. Offering Proceeds	$92,000,000
Less: Estimated Offering Expenses	2,653,000
Net Conversion Proceeds	$89,347,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$89,347,000
Less: Cash Contribution to Foundation	920,000
Less: Non-Cash Stock Purchases (1)	17,740,109
Net Proceeds Reinvested	$70,686,891
Estimated net incremental rate of return	2.95%
Reinvestment Income	$2,084,518
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	$ 284,126
Less: Option expense (4)	1,077,891
Less: Stock-based incentive plan vesting (5)	710,314
Net Earnings Impact	$12,187

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$4,375,000	$12,187	$4,387,187
12 Months ended June 30, 2007 (core)	$4,836,000	$12,187	$4,848,187

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
June 30, 2007	$120,453,000	$70,686,891	$2,939,584	$194,079,475
June 30, 2007 (Tangible)	$64,284,000	$70,686,891	$2,939,584	$137,910,475

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
June 30, 2007	$1,065,656,000	$70,686,891	$2,939,584	$1,139,282,475

(1) Includes ESOP and stock-based incentive plan purchases equal to 8.0% and 4.0% of the total shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 25 years, amortization expense is tax-effected at a 39.94% rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) Stock-based incentive plan is amortized over 5 years, and amortization expense is tax effected at 39.94%.
(6) Reflects tax benefit of contribution to The CapeBank Charitable Foundation.

Exhibit IV-8
PRO FORMA EFFECT [illegible] CONVERSION PROCEEDS
Cape[illegible]orp, Inc.
At the Maximum

1. Pro Forma Market Capitalization	$162,600,240
Less: Foundation Shares	7,406,000
Less: Merger Shares	49,394,240
2. Offering Proceeds	$105,800,000
Less: Estimated Offering Expenses	2,780,000
Net Conversion Proceeds	$103,020,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$103,020,000
Less: Cash Contribution to Foundation	1,058,000
Less: Non-Cash Stock Purchases (1)	19,512,029
Net Proceeds Reinvested	$82,449,971
Estimated net incremental rate of return	2.95%
Reinvestment Income	$2,431,405
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	312,505
Less: Option expense (4)	1,185,553
Less: Stock-based incentive plan vesting (5)	781,262
Net Earnings Impact	$152,086

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$4,375,000	$152,086	$4,527,086
12 Months ended June 30, 2007 (core)	$4,836,000	$152,086	$4,988,086

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
June 30, 2007	$120,453,000	$82,449,971	$3,380,522	$206,283,493
June 30, 2007 (Tangible)	$64,284,000	$82,449,971	$3,380,522	$150,114,493

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
June 30, 2007	$1,065,656,000	$82,449,971	$3,380,522	$1,151,486,493

(1) Includes ESOP and stock-based incentive plan purchases equal to 8.0% and 4.0% of the total shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 25 years, amortization expense is tax-effected at a 39.94% rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) Stock-based incentive plan is amortized over 5 years, and amortization expense is tax effected at 39.94%.
(6) Reflects tax benefit of contribution to The CapeBank Charitable Foundation.

Exhibit IV-8
PRO FORMA EFFECT [illegible] CONVERSION PROCEEDS
Cape[illegible]corp, Inc.
At the Supermaximum Value

1. Pro Forma Market Capitalization	$179,581,140
Less: Foundation Shares	8,516,900
Less: Merger Shares	49,394,240
2. Offering Proceeds	$121,670,000
Less: Estimated Offering Expenses	2,925,000
Net Conversion Proceeds	$118,745,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$118,745,000
Less: Cash Contribution to Foundation	1,216,700
Less: Non-Cash Stock Purchases (1)	21,549,737
Net Proceeds Reinvested	$95,978,563
Estimated net incremental rate of return	2.95%
Reinvestment Income	$2,830,356
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	345,141
Less: Option expense (4)	1,309,365
Less: Stock-based incentive plan vesting (5)	862,851
Net Earnings Impact	$312,999

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$4,375,000	$312,999	$4,687,999
12 Months ended June 30, 2007 (core)	$4,836,000	$312,999	$5,148,999

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
June 30, 2007	$120,453,000	$95,978,563	$3,887,600	$220,319,163
June 30, 2007 (Tangible)	$64,284,000	$95,978,563	$3,887,600	$164,150,163

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
June 30, 2007	$1,065,656,000	$95,978,563	$3,887,600	$1,165,522,163

(1) Includes ESOP and stock-based incentive plan purchases equal to 8.0% and 4.0% of the total shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 25 years, amortization expense is tax-effected at a 39.94% rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) Stock-based incentive plan is amortized over 5 years, and amortization expense is tax effected at 39.94%.
(6) Reflects tax benefit of contribution to The CapeBank Charitable Foundation.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

EXHIBIT IV-9

Peer Group Core Earnings Analysis

Comparable Institution Analysis
For the Twelve Months Ended June 30, 2007

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ABNJ	American Bancorp of NJ	948	-34	12	0	926	12,469	0.07
BFBC	Benjamin Frkln Bncrp Inc of MA	3,632	1,772	-602	0	4,802	8,086	0.59
FSBI	Fidelity Bancorp, Inc. of PA	4,196	-425	145	-407	3,509	2,990	1.17
FKFS	First Keystone Fin., Inc of PA	674	284	-97	0	861	2,432	0.35
HARL	Harleysville Svgs Fin Cp of PA	3,333	-160	54	0	3,227	3,852	0.84
OCFC	OceanFirst Fin. Corp of NJ	-1,678	16,432	-5,587	0	9,167	12,319	0.74
PBCI	Pamrapo Bancorp, Inc. of NJ	5,590	-430	146	0	5,306	4,976	1.07
PFS	Provident Fin. Serv. Inc of NJ	50,790	-8,269	2,811	0	45,332	63,449	0.71
THRD	TF Fin. Corp. of Newtown PA	5,302	-317	108	0	5,093	2,885	1.77
WFBC	Willow Financial Bcp Inc of PA	9,311	-141	48	0	9,218	15,626	0.59

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (23)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (20)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters

Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

END